

ims | INTELLIGENCE. APPLIED.

2008 Annual Report





David R. Carlucci
CHAIRMAN AND
CHIEF EXECUTIVE OFFICER

Dear Shareholders:

Market leaders have the foresight to anticipate change, the confidence to invest where future growth lies, and the discipline to deliver. At a time of profound transformation for healthcare, we are applying our breadth, financial strength and intellectual capital as an agent of change for clients — helping them manage the present and create their future. It's our strategic position and focused execution year after year that provide the foundation for us to adapt and innovate in precisely those areas where clients need us most.

Every year is unique, and last year was uniquely challenging for just about every company and industry, ours included. The marketplace dynamics that continue to reshape the global healthcare landscape were only amplified by the economic climate. Against this backdrop, our customers were more selective in their overall spending in 2008 as they looked to reduce costs for the short term, slowing the pace of our revenue growth over the course of the year.

That said, our company turned in a solid financial performance last year, managing well for a lower growth environment. Our continued ability to align IMS with the emerging needs of clients, along with our team's creativity and responsiveness, continue to make all the difference.

In 2008, IMS's revenue totaled $2.3 billion, up 6 percent year over year. Our focus on financial discipline and execution led to strong double-digit earnings-per-share gains. At the same time, we generated excellent cash flow and maintained strong margins and a solid balance sheet. *For more details on our financials, our 2008 Form 10-K is included in this report.*

GLOBAL OPPORTUNITIES, WORLDWIDE REACH

Market forces are affecting our clients in different ways, and that's reflected in our operational performance in 2008. We had good growth in the U.S., Latin America and Asia Pacific, but saw pressure across the board in European major markets, where client spending decisions were influenced by a more challenging payer and regulatory environment. We delivered strong gains in the seven high-growth "pharmerging" markets, including China and India. And, we continued to engage new client segments within healthcare, gaining significant business from our biotech and generics accounts.

Our success extended across our managed markets and consumer health businesses, which performed particularly well. Demand for our sales force effectiveness offerings, however, slowed in 2008 as clients delayed or cut some therapeutic class spending and sharpened their focus on short-term results.

"What's clear is that we've been ahead of the curve in this market environment. We understand the shifting forces that are affecting healthcare, and have transformed IMS over the past several years as we've added critical assets, scale, offerings, decision-making support and expertise."

In this kind of economy, customers typically pull back on discretionary spending in areas like Consulting, and that was the case at IMS. While there was softer demand for commercial effectiveness engagements, there was good growth in our pricing and market access and portfolio strategy practices. At the same time, we had real success accelerating demand for our Services capabilities, as clients turned to us for support in areas like commercial implementation and managed markets. Overall, our Consulting and Services business grew 10 percent in 2008, generating more than $500 million in revenue for the first time.

What's clear is that we've been ahead of the curve in this market environment. We understand the shifting forces that are affecting healthcare, and have transformed IMS over the past several years as we've added critical assets, scale, offerings, decision-making support and expertise. As you look at our profile today, we're capitalizing on compelling opportunities, and what we do is certainly needed — helping to drive the productivity and growth of an industry that's going through a lot of change.

We also made changes to improve our *own* productivity in 2008, strengthening client-facing operations, increasing efficiencies and tightly managing our costs. We've shaped ourselves around our customers' requirements, which is why we realigned about 20 percent of our client-facing teams last year and took a more aggressive approach to strengthen account management and business development. And, we drove cost reductions by integrating our production operations, streamlining administrative activities, and exiting some non-strategic businesses. Our restructuring actions reduced our worldwide workforce and generated about $45 million in savings in 2008, and that's expected to reach about $65 million this year.

"There are unique opportunities out there, and the strategic investments we've been making over the past few years put us right at the center of helping clients adapt."

So, we've taken the right steps in this environment to remain a market leader, with strong financial underpinnings and the flexibility to pursue high-value opportunities.

NEW ERA, NEW CHOICES

In 2009, we expect the $780+ billion global pharmaceutical industry to grow at a 4.5 – 5.5 percent pace — down from earlier in the decade but still healthy growth. Yet, this is a time of increasing uncertainty and challenge for our clients, and the pace of change for them is only going to pick up as they face new market realities. There's been a fundamental shift in geographic demand, with developed markets like the U.S., Japan and the majors in Europe seeing lower growth — while pharmerging markets overall remain on track for strong gains. About a third of total market growth is coming from these countries — double their contribution just three years ago.

Another dynamic: clients are addressing new audiences. While primary care physicians remain a priority, specialists are moving up the list. It's also become more vital for clients to demonstrate value to regulators, payers, prescribers and patients across a number of dimensions — including cost effectiveness, efficacy, safety and affordability. Achieving growth from new launches also is more of a challenge. Last year, investments in innovation yielded fewer breakthrough medicines, and new drugs generated their lowest revenue in more than a decade.

So how are clients responding? For one, they're choosing growth opportunities more decisively — whether it's in emerging markets, new drug launches or refocusing their portfolios. They're starting to implement new business models, faster. Different clients are taking different approaches as they drive their agendas. Among our top clients, for example, some are spending to expand, while others are paring back and implementing aggressive cost controls. Many of our smaller and mid-size customers — an increasingly important segment for us — are growing faster than the market and investing in expansion opportunities, either geographically or with new products.

Clients also are adjusting for a new wave of innovation driven by specialist medicines, primarily in Oncology. And, they're reacting to the economic downturn, looking for new ways to drive productivity. This means new commercial models to address different stakeholders like payers and patients, who are playing a bigger role than ever in managing their own healthcare. It also means outsourcing activities that have traditionally been handled internally, including commercial operations and support functions. And in this environment, we expect more merger and acquisition activity on the part of our clients, some of which we've seen already this year.

BUILDING MARKET-LEADING BUSINESSES

At IMS, we bring to the table not only a rich industry perspective, but the talent and capabilities to apply that perspective for clients. That's a real strength for us. There are unique opportunities out there, and the strategic investments we've been making over the past few years put us right at the center of helping clients adapt.

This is an energizing time for our company. We've moved into new markets, launched new offerings, acquired new companies and expanded our presence around the world. We're driving growth in new client segments, including generics companies, governments, payers and consumer health audiences. We're differentiating IMS from competitors by delivering more customized solutions — bringing together, for instance, the world's most robust anonymized patient-level information assets and our consulting methodologies. Simply put, our insight into global market dynamics makes us a natural partner in healthcare stakeholder decisions, both strategic and tactical.

As our pharmaceutical clients implement new commercial models, they've increased their spend on our specialty, patient-level and enhanced commercial effectiveness offerings. As they work more closely with governments and payers, they're turning to IMS for managed markets insights, as well as to help prove the value of their medicines and gain market access. As customers implement growth strategies for emerging markets, our global presence and portfolio management expertise help extend their reach into new markets and, at the same time, drive broader engagements for us.

Similarly, as clients look to capture additional productivity gains, we're able to tap into our deep knowledge of their commercial processes to shape new opportunities for us in managed markets and commercial operations outsourcing. And, we're leveraging our launch readiness capabilities to answer critical questions — helping clients as they develop, market and sustain new, sometimes revolutionary, therapies in healthcare markets worldwide.

"When you think about where clients are right now — on the cusp of making major changes to their business models — the time is right to go after and win even broader opportunities with them."

While our customers are being more selective in their overall spend, they are increasing their investments in these spaces. We're benefiting from that. The fact is, we're the only company that has the global scale, diverse offerings and financial flexibility to build and sustain a leadership position across disciplines and geographies.

Looking ahead, we'll keep building on our strengths to become even more valuable to clients. We will help them better measure and segment their markets, optimize their launch readiness and product and portfolio management, generate more impact from their commercial effectiveness investments, and demonstrate the value of their medicines. Across our organization, we'll keep adding to the quality and value of our information assets and accelerate the uptake of implementation services for clients looking to improve their productivity and return on investment. And when you think about where clients are right now — on the cusp of making major changes to their business models — the time is right to go after and win even broader opportunities with them. We know what they're up against, and our peerless combination of information, analytics and consulting define our value in their transformations.



"Solid financial performance forms the foundation for our growth, while our insights and agility will continue to inspire innovation both for us and our clients."

GREAT PEOPLE, GREAT EXECUTION

This is an interesting time to be a market leader, as we move ahead in an environment where our strategy, substantial market differentiators and financial flexibility remain key strengths. It's also an environment where outstanding people define success. I am proud of our diverse team — highly engaged, motivated colleagues with the right skills for a changing market. They are passionate and remarkably committed to meeting client needs. We've aligned our people and business strategies to ensure that we have the expertise in those areas where clients need us to be proficient, and where untapped opportunities lie. Fostering a high-performance, collaborative culture is at the heart of our people strategy: everyone, at every level, is encouraged to take ownership of issues and act decisively.

Like the industry we serve, we also work hard to be responsible corporate citizens, giving back to the communities where we live and do business. We align our giving toward one global cause, fighting cancer, through our *IMS Cares* program. And we take pride in lending our expertise in understanding disease treatments and advancing global health through the pro bono use of our data by research universities, non-government organizations, public policy centers and international humanitarian foundations.

What our direction and results reflect is a company with a clear vision of the future and the value we continue to deliver. Solid financial performance forms the foundation for our growth, while our insights and agility will continue to inspire innovation both for us and our clients. I'm excited about the opportunity in front of us, and the opportunity to lead change in one of the world's most dynamic and important industries.

John Imlay is retiring from the IMS Board of Directors in May 2009, having reached the Board's mandatory retirement age. John has been a valued colleague and contributor since 1998 and has served on the Human Resources Committee. On behalf of IMS, I'd like to thank him for his outstanding counsel and judgment during a period of significant change and growth, both in the healthcare industry and at IMS. We wish him all the best.

I also want to welcome a new director to the IMS Board, effective April 21, 2009: Bradley Sheares. Dr. Sheares' career spans more than two decades in both the commercial and scientific side of the pharmaceutical industry. Most recently, he served as CEO of Reliant Pharmaceuticals, Inc. Throughout his career, Dr. Sheares has played a leadership role in providing innovative solutions to clients and addressing the complex dynamics affecting healthcare, and we look forward to his insights and perspectives.

Sincerely,



DAVID R. CARLUCCI

Chairman and Chief Executive Officer
March 27, 2009



FORM 10-K

For Fiscal Year Ended
December 31, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number: 001-14049

ims®

IMS Health Incorporated
(Exact name of registrant as specified in its charter)

Delaware	**06-1506026**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
901 Main Avenue, Norwalk, Connecticut	**06851**
(Address of principal executive offices)	(Zip Code)

(203) 845-5200
(Registrant's telephone number, including area code)

(Former name, former address and former fiscal year, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.01 par value per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2008, the aggregate market value of the registrant's Common Stock held by non-affiliates of the registrant was approximately $4,238 million based on the closing transaction price on the New York Stock Exchange Composite Tape.

Indicate the number of shares outstanding of each of the issuer's classes of Common Stock, as of the latest practicable date.

Class	Outstanding at February 17, 2009
Common Stock, $.01 par value per share	181,602,553 shares

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement for the Annual Meeting of Shareholders scheduled to be held on May 1, 2009, are incorporated into Part III of this Form 10-K.

TABLE OF CONTENTS

The Index to Exhibits is located on Pages 115 to 127.

PART I

Except where the context indicates otherwise, when we use the terms "IMS," "Company," "we," "us" and "our," we mean IMS Health Incorporated and all subsidiaries consolidated in the financial statements contained or incorporated by reference herein.

Item 1. Business

IMS is the leading global provider of market intelligence to the pharmaceutical and healthcare industries. We offer leading-edge market intelligence products and services that are integral to our clients' day-to-day operations, including product and portfolio management capabilities; commercial effectiveness innovations; managed care and consumer health offerings; and consulting and services solutions that improve productivity and the delivery of quality healthcare worldwide. Our information products are developed to meet our clients' needs by using data secured from a worldwide network of suppliers in more than 100 countries. Our key information products include:

- Sales Force Effectiveness to optimize sales force productivity and territory management;
- Portfolio Optimization to provide clients with insights into market measurement and opportunity assessment; and
- Launch, Brand Management and Other to support client needs relative to market segmentation and positioning, life cycle management for prescription and consumer health pharmaceutical products and health economics and outcomes research offerings.

Within these key information products, we provide consulting and services that use in-house capabilities and methodologies to assist pharmaceutical clients in analyzing and evaluating market trends, strategies and tactics, and to help in the development and implementation of customized software applications and data warehouse tools.

IMS was incorporated under the laws of the State of Delaware in 1998 and we have operations in more than 100 countries.

Segment financial information, including financial information about domestic and foreign generated revenue, is set forth in Note 18 to the Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K.

Additional information regarding changes to and the development of our business is contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in Notes 1, 2, 3, 4, 5, 6 and 15 to the Consolidated Financial Statements in Part II, Items 7, 7A and 8 of this Annual Report on Form 10-K.

IMS

We provide critical business intelligence, including information, analytics and consulting services to the pharmaceutical and healthcare industries worldwide. Our market intelligence products and services serve our clients' needs which we group into three broad areas: sales force effectiveness, portfolio optimization, and launch, brand management and other. We provide information services covering more than 100 countries and maintain offices in 75 countries on six continents, with approximately 64% of our total 2008 revenue generated outside the United States.

OUR PRODUCTS AND SERVICES

SALES FORCE EFFECTIVENESS OFFERINGS. Our Sales Force Effectiveness Offerings represented approximately 45% of our worldwide revenue in 2008. Using a total solutions approach, IMS Sales Force Effectiveness drives smart business decisions, shapes sales management and marketing strategies, and supports sales processes. Offering actionable insight for markets worldwide, services within the Sales Force Effectiveness business area provide in-depth intelligence that supports the planning, development and execution of critical business processes, including segmentation, sales force sizing and deployment, performance assessment and compensation, and territory management.

Sales Force Effectiveness Offerings provide our clients with valuable insight as to which physicians are seeing significant numbers of patients that are likely to benefit from a specific therapy. These innovative solutions facilitate the optimization of market share and revenue potential using sub-national prescription patterns, easy-to-use access tools, and an array of consulting services. These capabilities enable fast and effective communication of vital information that can accelerate meaningful innovation, public safety news alerts in the event of inappropriate prescribing and drug recalls, as well as the appropriate distribution of samples. IMS Sales Force Effectiveness informs critical business decisions and optimizes overall performance. Our Sales Force Effectiveness Offerings provide the in-depth information, market intelligence and analysis that enhance the efficient allocation of resources in a manner that reduces cost and saves valuable time.

Our principal Sales Force Effectiveness Offerings are as follows:

- ***Sales Territory Reporting Services.*** Sales territory reporting is the principal sales management service that we offer to our pharmaceutical clients. Sales territory reports can be precisely tailored for each client and measure the sales of a client's own products and those of competitors within specified geographical configurations. These reports are designed to provide marketing and sales managers with a reliable measurement of each salesperson's activity and effectiveness in his or her sales territory. Our sales territory reporting services cover more than 31 countries and are used by our customers for applications such as sales-force compensation, resource allocation, territory alignment, market analyses and distribution management. We make reports available to clients in a variety of frequencies, such as on a weekly, monthly and quarterly basis.

- ***Prescription Tracking Reporting Services.*** Our prescription tracking reporting services are designed to monitor prescription activity and to track the movement of pharmaceutical products out of retail channels. Prescription tracking services are used by pharmaceutical companies to facilitate product marketing at the prescriber level. In the United States, our Xponent® service monitors prescription activity from retail pharmacies, long-term care and mail service pharmacies using a patented statistical methodology to project the prescription activity of nearly 1.4 million individual prescribers on a weekly and monthly basis. Xponent is available in 6 European countries. The European Xponent database is built from prescription data collected from retail pharmacies and coding centers, which are linked to the geographical area in which the prescription was written. We also offer Early View™, a sales optimization solution, providing weekly prescriber level activity, highlighting competitive prescribing trends for clients' key prescribers directly to clients' sales representatives electronically.

- ***Sales & Account Management and Other Consulting & Services.*** Our Sales & Account Management practice focuses on helping customers assess the effectiveness of their sales strategies and better design and deploy their sales forces. Using evidence-based research, our offerings in this practice help clients better segment their customer base, determine the optimal size and structure of their sales force based on that segmentation, and design call plans that optimally deploy the various sales resources across channels to better meet their customers' needs and increase their sales force effectiveness. Our Information Management practice helps clients organize, integrate, warehouse and analyze valuable data assets from multiple sources. We also provide Client Services within this business line. Along with product set-up, installation and implementation, Client Services provides customer training and a variety of ongoing, post-sales services.

PORTFOLIO OPTIMIZATION OFFERINGS. Portfolio Optimization Offerings represented approximately 28% of our worldwide revenue in 2008. IMS Portfolio Optimization provides customers with the intelligence and tools to identify and optimize pharmaceutical product portfolios, including currently marketed products and the new product pipeline. Providing a comprehensive range of offerings, Portfolio Optimization enables customers to evaluate, assess, understand, and implement strategies and tactics to improve bottom-line performance and set the course for the future. Integrating prescriptions, sales, disease/treatment, and industry intelligence, Portfolio Optimization services provide a comprehensive picture of the worldwide market. From a national viewpoint down to regional and local level data, customers can complete a thorough market analysis, exploring all options to set the pace for brand leadership. Using in-depth business intelligence, analysis and forecasting, IMS offerings provide customers with the facts, interpretation and guidance to make the best portfolio optimization decisions.

Our principal Portfolio Optimization Offerings include the following:

- ***Pharmaceutical Audits.*** These audits measure the sale of pharmaceutical products into pharmacies, supplemented in some countries by data collected from dispensing physicians, retail chains and discount stores. These audits contain data projected to national estimates, showing product sales by therapeutic class broken down by package size and dosage form. We publish pharmaceutical audits covering approximately 80 countries.

- ***Medical Audits.*** These audits are based on information collected from panels of practicing office-based physicians and contain projected national estimates of the number of consultations for each diagnosed disease with details of the therapy prescribed. These audits also analyze the use physicians make of individual drugs by listing the diseases for which they are prescribed, the potential therapeutic action the physician is expecting, other drugs prescribed at the same time, and estimates of the total number of drugs used for each disease. We publish medical audits covering over 40 countries.

- ***Hospital Audits.*** These audits contain data projected to national and regional estimates and show the sale of pharmaceutical products to hospitals by therapeutic class. Related reports provide audits of laboratory diagnostic supplies, hospital supplies and hospital records. We publish hospital audits covering approximately 50 countries.

- ***Prescription Audits.*** These audits contain projected national estimates of the rate at which drugs move out of the pharmacy and into the hands of the consumer. They measure what is actually dispensed at the pharmacy. We publish prescription audits covering approximately 10 countries.

- ***LifeLink Services.*** These services provide longitudinal analyses of anonymized prescription and/or medical records. Clients use them to understand detailed treatment patterns, disease progression, therapeutic switching and concomitant disease/treatments. We have LifeLink services in 10 countries.

- ***MIDAS® Services.*** MIDAS is an on-line multinational integrated data analysis tool that harnesses our worldwide databases and is used by the pharmaceutical industry to assess and analyze global pharmaceutical information and trends in multiple markets. Our MIDAS Quantum offering gives clients on-line access to pharmaceutical, medical, promotional and chemical data that we compile. Using MIDAS Quantum, our clients are able to view information from the national databases compiled by us and produce statistical reports in the format required by the client. MIDAS contains information covering more than 70 countries.

- ***Other Portfolio Optimization Reports.*** These include Market Research Publications including the Pharmaceutical World Review™; personal care reports, which estimate the sale of medical surgical device product purchases; and reports on bulk chemical shipments and molecules for research and development. We have developed, in certain countries, disease and treatment information at the patient level (in which information is not identifiable at the individual patient level) that gives participants in the healthcare industry new insights into the treatment of diseases. The availability, scope and frequency of the foregoing reports vary on a country-by-country basis.

- ***Consulting & Services.*** Consultants in our Management Consulting group bring a unique mix to management of complex portfolios with deep expertise in key therapies and all aspects of pharmaceutical strategies. Product and Portfolio Strategy leverages the best cross functional understanding of scientific and commercial trends, deep competencies in decision theory and portfolio analysis, forecasting, competitive intelligence and industry thought leadership to help clients make strategic decisions. We help clients value difficult-to-value assets, gain clarity on a complex mix of decisions with a focused view of strategy, with emphasis on alternatives and risks in the face of uncertainty.

LAUNCH, BRAND MANAGEMENT AND OTHER OFFERINGS. Launch, Brand Management and Other Offerings represented approximately 27% of our worldwide revenue in 2008. Launch and Brand Management Offerings combine information, analytical tools and consulting and services to address client needs relevant to the management of each stage of the lifecycle of their pharmaceutical brands. The areas covered include: brand planning, which helps clients with market assessment and forecasting, market segmentation and product positioning; pricing & market access, which helps clients to effectively price and drive market access for their products as well as assess the health economics and real world health outcomes associated with treatment pathways; promotion management, which helps clients measure, assess effectiveness and optimize promotion investment, channel mix and messaging; and, performance management, which helps clients measure diagnosis and optimization for new product launches and in-line brands.

The principal offerings under Launch and Brand business line include:

- ***Promotional Audits and Promotion Management Consulting.*** Our promotional audits contain national estimates of pharmaceutical promotional activities for individual branded products, including sales-force promotion and journal and mail advertising, based on information received from panels of physicians and from monitoring medical journals and direct mail. In the United States, spending on direct-to-consumer advertising is also measured. IMS currently publishes promotional audit reports covering over 20 countries and over 90% of the promoted markets. This evidential information is used by our consulting teams to help clients evaluate and optimize the allocation and effectiveness of their promotional messages, mix and delivery around the globe.

- ***Pricing and Market Access Consulting.*** This portfolio of offerings has two main components, both of which provide clients with critical, relevant insights needed to maximize the lifetime value of their brands and leverage the deep and rich information assets of IMS and, in particular, our LifeLink information.

  - ***Health Economics and Outcomes Research Offerings.*** Our Health Economics and Outcomes Research Offerings help clients demonstrate the value of their medicines using our suite of evidence-based health economic evaluations and real world outcomes on a globally consistent basis. Clients can access our LifeLink information to support product evaluations and help them maximize market access.

  - ***Pricing and Reimbursement Offerings.*** Through our consulting teams, we help clients to achieve optimal reimbursed prices for new products, ensuring the shortest timeframe to market, which contribute to rapid and broad market penetration.

- ***Oncology Analyzer and Consulting.*** Our Oncology Analyzer audit collects longitudinal patient information regarding the diagnosis and treatment in the critical area of Oncology across the major pharmaceutical markets. We offer Oncology Analyzer in 10 markets. This information helps clients understand markets, treatment patterns and patient opportunities and is used by clients and by our consulting teams to help clients plan and execute successful market entry and life cycle management strategies for their Oncology franchises.

- ***Forecasting Portfolio.*** Our forecasting portfolio includes both syndicated and customizable, single or multi-country forecasts of 'demand' and/or market performance for individual brands or therapy categories. These offerings bring together extensive analytical and methodological expertise from our consulting teams with the rich global information assets of IMS to provide clients with accurate and long-term views of their portfolios.

We also provide other products and services in the following areas:

- ***Managed Markets.*** Our Managed Markets Offerings provide an array of information to quantify the effects of managed markets on the pharmaceutical and healthcare industries. Managed Markets Offerings are used by clients to assist in evaluating the impact of managed markets on the pharmaceutical marketplace and in enhancing the performance of their products through better contracting strategies, formulary management and tracking, plan performance tracking and monitoring plan relationships with organizations, such as large medical groups, that may influence prescribing behavior. The types of reports include measurement of prescriptions at the plan level, formulary assessment and tracking, and tracking of prescription payment by type, such as cash, Medicaid or third-party payment. This service is available both in the United States and Canada. In addition, to address emerging Medicare needs in the United States, we make the following services available to our clients: strategic consulting, tactical consulting, rebate validation and performance evaluation. IMS also provides services that assist pharmaceutical clients with drug rebate data validation and adjudication of Managed Care and Medicare Part D contracts.

- ***Consumer Health.*** Our consumer health services provide detailed product movement, market share and pricing information for over-the-counter, personal care, patient care and nutritional products. Consumer Health Offerings assist over-the-counter and pharmaceutical manufacturers in understanding consumer purchasing dynamics and promotional impact, examining and assessing segmentation and sales force management, strategic business planning, market opportunity and performance management. We publish reports on the global consumer health market, with audited information covering approximately 30 countries, and provide related services. PharmaTrend, our tracking service for consumer purchases of healthcare products, is available in over 10 European countries.

- ***Consulting & Services.*** We provide evidence-based solutions that allow our clients to make informed business decisions. Such solutions include: Pricing & Market Access, formulating strategies for product pricing, reimbursement, and market access; Product & Portfolio Development, providing solutions for strategic issues throughout the product lifecycle and Promotion Management, assisting our clients in optimizing brand or franchise promotion spending and messaging.

OUR DATA SUPPLIERS

Over the past five decades, we generally have developed and maintained strong relationships with our data suppliers in each market in which we operate. We have historical connections with many of the relevant trade associations and professional associations, including for example, in the United States, where we have been designated as a database licensee by the American Medical Association (referred to in this document as AMA) for use and sublicensing of the AMA's physician database. As the supply of pharmaceutical data is critical to our business, we devote significant human and financial resources to our data collection efforts.

OUR CUSTOMERS

Sales to the pharmaceutical industry accounted for approximately 80% of our revenue in 2008. All major pharmaceutical and biotechnology companies are our customers, and many of these companies subscribe to reports and services in several countries. Our customer base is broad in scope and enables us to avoid dependence on any single customer. None of our customers accounted for more than 7% of our gross revenues in 2008, 2007 or 2006.

OUR COMPETITION

While no competitor provides the geographical reach or breadth of our services, we generally compete in the countries in which we operate with other information services companies, as well as with the in-house capabilities of our customers. Generally, competition has arisen on a country-by-country basis. In Europe, certain of our services compete with those offered by competitors such as Taylor Nelson and Cegedim in various European countries, in addition to competition from smaller niche competitors in various local markets. In the United States, certain of our sales management services, including our sales territory and prescription tracking reports, compete with the offerings of various companies, particularly Wolters Kluwer. Also, various companies compete with us in the United States with respect to our market research services, including SDI. Our consulting and services businesses compete with various consulting firms around the world. Service, quality, coverage and speed of delivery of information services and products are the principal differentiators in our markets.

OUR INTELLECTUAL PROPERTY

We create, own and maintain a wide array of intellectual property assets which, in the aggregate, are of material importance to our business. Our intellectual property assets include patents and patent applications related to our innovations, products and services; trademarks related to our brands, products and services; copyrights in software and databases; trade secrets relating to data processing, statistical methodologies, editing and bridging techniques, business rules and other aspects of the IMS business; and other intellectual property rights and licenses of various kinds. We are licensed to use certain technology and other intellectual property rights owned and controlled by others, and similarly, other companies are licensed to use certain technology and other intellectual property rights owned and controlled by us.

We seek to protect our intellectual property assets through patent, copyright, trade secret, trademark and other laws of the United States and other jurisdictions, and through confidentiality procedures and contractual provisions. A patent generally has a term of twenty years from the time the full patent application is filed. As IMS builds a patent portfolio over time, the terms of individual patents will vary. While patents can help maintain the competitive differentiation of certain products and services and maximize the return on research and development investments, no single patent is in itself essential to the IMS business as a whole or any of our principal business segments. Further, in order to replace expiring patents and licenses or replace obsolete intellectual property, we obtain new intellectual property through a combination of our ongoing research and development activities, acquisitions of other companies and licensing of intellectual property from third parties. We enter into confidentiality and invention assignment agreements with employees and contractors, and non-disclosure agreements with third parties with whom we conduct business, in order to secure ownership rights to, limit access to, and restrict disclosure of our proprietary information.

The technology and other intellectual property rights owned and licensed by us are of importance to our business, although our management believes that our business, as a whole, is not dependent upon any one intellectual property or group of such properties. We consider the IMS trademark and related names, marks and logos to be of material importance to our business, and we have registered these trademarks in the United States and other jurisdictions and aggressively seek to protect them.

The names of our products and services referred to in this document are trademarks, service marks, registered trademarks or registered service marks owned by or licensed to us.

OUR EMPLOYEES

We had approximately 7,500 employees worldwide as of December 31, 2008. Almost all of these employees are full-time. None of our U.S. employees are represented by a union. In Belgium, France, Germany, Italy, the Netherlands and Spain, we have Works Councils, which are a legal requirement in those countries. We also have a European Works Council, which is a requirement under European Union laws. Management considers its relations with our employees to be good and to have been maintained in a normal and customary manner.

Available Information

We make available free of charge on or through our Internet website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 ("Exchange Act"), as well as proxy statements, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the U.S. Securities and Exchange Commission ("SEC"). Also posted on our website, and available in print upon the request of any shareholder to our Investor Relations Department, are our certificate of incorporation and by-laws, the charters for our Audit Committee, Human Resources Committee and Nominating and Governance Committee, our Corporate Governance Guidelines, our Policy on Business Conduct governing our directors, officers and employees, our Code of Ethics for Principal Executive Officer and Senior Financial Officers, our Guidelines for Determining Director Independence and our Policy and Procedures Governing Related-Person Transactions. Within the time period required by the SEC and the New York Stock Exchange ("NYSE"), we will post on our website any amendment to the Policy on Business Conduct or the Code of Ethics for Principal Executive Officer and Senior Financial Officers or any waiver of either such policy applicable to any of our senior financial officers, executive officers or directors. In addition, our website includes information concerning purchases and sales of our equity securities by our executive officers and directors, as well as disclosure relating to certain non-GAAP financial measures (as defined in the SEC's Regulation G) that we make public orally, telephonically, by webcast, by broadcast or similar means. Our Internet address is *http://www.IMSHEALTH.com* and the information described above can be found in the Company Information and the Investors sections of that website. Our Investor Relations Department can be contacted at IMS Health Incorporated, 901 Main Avenue, Norwalk, Connecticut 06851, Attn: Investor Relations: (203) 845-5200, e-mail: *askir@imshealth.com.*

Item 1A. Risk Factors

In addition to the other information included or incorporated by reference into this Annual Report on Form 10-K, including the matters addressed under the caption "Forward-Looking Statements," set forth below are some of the risks and uncertainties that, if they were to occur, could materially adversely affect our business or that could cause our actual results to differ materially from the results contemplated by the forward-looking statements contained in this report and other public statements we make.

Our data suppliers might restrict our use of or refuse to license data, which could lead to our inability to provide certain products or services.

Our products and services incorporate data that we collect from third parties. These suppliers of data may increase restrictions on our use of such data, fail to adhere to our quality control standards or refuse altogether to license the data to us. For example, in 2002 certain of our data suppliers in Japan began withholding certain data from us. This interruption in data supply led us to discontinue one of our Japanese products and adversely affected our operating results. If the suppliers of a significant amount of data that we use for one or more of our products or services were to impose additional contractual restrictions on our use of or access to data, fail to adhere to our quality control standards, or refuse to provide data, now or in the future, our ability to provide products and services to our clients could be materially adversely impacted, which could result in decreased revenue, net income and earnings per share.

Laws restricting the use of information may restrict our product and service offerings.

We provide several product and service offerings to clients in the U.S. that involve the license, use and transfer of prescriber-identifiable information for commercial purposes. New Hampshire, Vermont and Maine have passed laws placing certain restrictions on the license, use or transfer of such information for commercial purposes. We have challenged all three laws in Federal court, asking the courts to declare these laws unconstitutional.

- With respect to the New Hampshire law, the Federal District Court in Concord, New Hampshire ruled on April 30, 2007 that the law violated the First Amendment and was therefore unconstitutional and enjoined its enforcement. However, that decision was recently overturned by the U.S. Court of Appeals for the First Circuit, which declared the law constitutional. The appeals court vacated the lower court's injunction and the New Hampshire statute became effective on February 9, 2009. We have modified our offerings and believe we are operating in compliance with the New Hampshire law.
- With respect to the Maine law, the Federal District Court in Bangor, Maine issued a preliminary injunction on December 21, 2007, prohibiting enforcement of the Maine law. The Maine Attorney General appealed the preliminary injunction ruling to the U.S. Court of Appeals for the First Circuit, but then agreed to stay the district court proceedings and the appeal pending the outcome of the New Hampshire case.
- With respect to the Vermont law, the Federal District Court in Brattleboro, Vermont held a full trial ending on August 1, 2008. The parties are awaiting a decision in the case. The data restrictions in the Vermont law are currently scheduled to become effective on July 1, 2009.

These three states collectively represent approximately one percent of prescription activity in the United States, so the potential financial impact of these laws on our business, financial condition and results of operations is not expected to be material. However, there have been a significant number of state legislative initiatives over the past several years that seek to impose similar restrictions on the commercial use of prescriber-identifiable information (including eighteen states currently considering such legislation as of February 24, 2009). We are unable to predict whether and in what form these initiatives will continue or whether additional states or the Federal government will seek to enact similar or more restrictive legislation or regulation of such information. In addition, while we will continue to seek to adapt our products and service offerings (including consulting and services offerings) to comply with the requirements of these laws, there can be no assurance that our efforts to adapt our offerings will be successful and provide the same financial contribution to us. There can also be no assurance that these kinds of legislative initiatives will not adversely affect our ability to generate or assemble data or to develop or market current or future offerings, which could, over time, result in a material adverse impact on our revenues, net income and earnings per share.

Data protection and privacy laws may restrict our current and future activities.

Data protection and privacy laws affect our collection, use, storage and transfer of personally identifiable information both abroad and in the United States. Compliance with such laws may require investment or may dictate that we not offer certain types of products and services. Failure to comply with such laws may result in, among other things, civil and criminal liability, negative publicity, data being blocked from use and liability under contractual warranties.

In addition, there is an increasing public concern regarding data protection and privacy issues and the number of jurisdictions with data protection and privacy laws has been increasing. For example, as discussed under "—Laws restricting the use of information may restrict our product and service offerings," laws have been passed in Maine, New Hampshire and Vermont restricting the use of prescriber identifiable data. In addition, there have also been other legislative and regulatory initiatives in the U.S. and abroad in the area of access to medical data. These initiatives tend to seek to place restrictions on the use and disclosure of patient-identifiable information without consent and, in some cases, seek to extend restrictions to non-patient-identifiable information, e.g., prescriber identifiable information, or to the process of anonymizing data. There can be no assurance that these initiatives or future initiatives will not adversely affect our ability to generate or assemble data or to develop or market current or future products or services and therefore our revenues and net income.

Hardware and software failures, delays in the operation of our computer and communications systems or the failure to implement system enhancements may harm our business.

Our success depends on the efficient and uninterrupted operation of our computer and communications systems. A failure of our network or data gathering procedures could impede the processing of data, delivery of databases and services, client orders and day-to-day management of our business and could result in the corruption or loss of data. While many of our operations have appropriate disaster recovery plans in place, we currently do not have full backup facilities everywhere in the world to provide redundant network capacity in the event of a system failure. Despite any precautions we may take, damage from fire, floods, hurricanes, power loss, telecommunications failures, computer viruses, break-ins, sabotage, breaches of security, epidemics and similar events at our various computer facilities could result in interruptions in the flow of data to our servers and from our servers to our clients. In addition, any failure by our computer environment to provide our required data communications capacity could result in interruptions in our service. In the event of a delay in the delivery of data, we could be required to transfer our data collection operations to an alternative provider of server hosting services. Such a transfer could result in significant delays in our ability to deliver our products and services to our clients. Additionally, significant delays in the planned delivery of system enhancements, improvements and inadequate performance of the systems once they are completed could damage our reputation and harm our business. Finally, long-term disruptions in the infrastructure caused by events such as natural disasters, the outbreak of war, the escalation of hostilities, epidemics and acts of terrorism (particularly involving cities in which we have offices) could adversely affect our businesses. Although we carry property and business interruption insurance, our coverage may not be adequate to compensate us for all losses that may occur.

Consolidation in the industries in which our clients operate may reduce the volume of products and services purchased by consolidated clients following an acquisition or merger, leading to decreased earnings.

Consolidation in the pharmaceutical industry could reduce the volume of our information products and services purchased by consolidated clients. When companies consolidate, overlapping products and services they previously purchased separately are usually now purchased only once by the combined entity, leading to contract compression and loss of revenue. While we have experienced success in mitigating the revenue impact of client consolidation, there can be no assurance as to the degree to which we will be able to continue to do so as consolidation continues.

Our business is subject to exchange rate fluctuations and our revenue, net income and financial position may suffer due to currency translations.

We operate globally, deriving approximately 64% of our 2008 revenue from non-United States operations. As a result, fluctuations in the value of foreign currencies relative to the U.S. dollar increase the volatility of U.S. dollar denominated operating results. Emerging markets currencies tend to be considerably less stable than those in established markets, which may further contribute to volatility in our U.S. dollar-denominated operating results.

As a result of devaluations and fluctuations in currency exchange rates or the imposition of limitations on conversion of foreign currencies into dollars, we are subject to currency translation exposure on the profits and financial position of our operations, in addition to economic exposure.

Our international operations present risks to our current businesses that could impede growth in the future.

International operations are subject to various risks that could adversely affect our business, including:

- costs of customizing services for foreign clients;
- reduced protection for intellectual property rights in some countries;
- the burdens of complying with a wide variety of foreign laws;
- exposure to local economic conditions; and
- exposure to local political conditions, including the risks of an outbreak of war, the escalation of hostilities, acts of terrorism and nationalization, expropriation, price controls or other restrictive government actions.

We may be unsuccessful in identifying acquisition candidates or evaluating the material risks involved in any acquisition.

An important aspect of our business strategy in the past has been growth through acquisitions or joint ventures and we may continue to acquire or make investments in complementary businesses, technologies, services or products. There can be no assurance that we will be able to continue to identify and consummate acquisitions or joint ventures on satisfactory terms. Moreover, every acquisition and joint venture entails some degree of uncertainty and risk. For example, we may be unsuccessful in identifying and evaluating business, legal or financial risks as part of the due diligence process associated with a transaction. In addition, some acquisitions will have contingent consideration components that may require us to pay additional amounts in the future in relation to future performance results of the acquired business. If we do not properly assess these risks, or if we fail to realize the benefits from one or more acquisitions, our business, results of operations and financial condition could be adversely affected.

We may be unsuccessful in integrating any acquired operations with our existing business.

We may experience difficulties in integrating operations acquired from other companies. These difficulties include the diversion of management's attention from other business concerns and the potential loss of key employees of the acquired operations. Acquisitions also frequently involve significant costs, often related to integrating information technology, accounting and management services and rationalizing personnel levels. If we experience difficulties in integrating one or more acquisitions, our business, results of operations and financial condition could be adversely affected.

Changes in tax laws or their application may adversely affect our reported results.

We operate in more than 100 countries worldwide and our earnings are subject to taxation in many differing jurisdictions and at differing rates. We seek to organize our affairs in a tax efficient manner, taking account of the jurisdictions in which we operate. Tax laws that apply to our business may be amended by the relevant authorities as a result of changes in fiscal circumstances or priorities. Such amendments, or their application to our business, may adversely affect our reported results.

We are involved in tax related matters that could have a material effect on us.

We (and our predecessors) have entered, and we continue to enter, into global tax planning initiatives in the normal course of business. These activities are subject to review by applicable tax authorities and courts. As a result of the review process, uncertainties exist and it is possible that some of these matters could be resolved adversely to us, including those tax related matters described in Part I, Item 3 of this Annual Report on Form 10-K. Moreover, there can be no assurance that we will be able to maintain our effective tax rate.

We are, and may become, involved in litigation that could harm the value of our business.

In the normal course of our business, we are involved in lawsuits, claims, audits and investigations, such as those described in Part I, Item 3 of this Annual Report on Form 10-K. The outcome of these matters could have a material adverse effect on our business, results of operation or financial condition. In addition, we may become subject to future lawsuits, claims, audits and investigations that could result in substantial costs and divert our attention and resources.

Significant technological changes could render our products and services obsolete. We may not be able to develop the technology necessary for our business, or to do so efficiently.

We operate in businesses that require sophisticated data collection and processing systems and software and other technology. Some of the technologies supporting the industries we serve are changing rapidly and we must continue to develop cost-effective technologies for data collection and processing to accommodate such changes. We also must continue to deliver data to our clients in forms that are easy to use while simultaneously providing clear answers to complex questions. There can be no guarantee that we will be able to develop new technologies for data collection, processing and delivery or that we will be able to do so as quickly or cost-effectively as our competition. Significant technological change could render our products and services obsolete.

Moreover, the introduction of new products and services embodying new technologies and the emergence of new industry standards could render existing products and services obsolete. Our continued success will depend on our ability to adapt to changing technologies, manage and process ever-increasing amounts of data and information and improve the performance, features and reliability of our products and services in response to changing client and industry demands. We may experience difficulties that could delay or prevent the successful design, development, testing, introduction or marketing of our products and services. New products and services, or enhancements to existing products and services, may not adequately meet the requirements of current and prospective clients or achieve any degree of significant market acceptance.

Government imposed price restrictions on pharmaceutical companies could reduce demand for our products and services.

A number of countries in which we operate have enacted regulations limiting the prices pharmaceutical companies may charge for drugs. We believe that such cost containment measures will cause pharmaceutical companies to seek more effective means of marketing their products (which will benefit us in the medium and long-term). However, such governmental regulation may cause pharmaceutical companies to revise or reduce their marketing programs in the near term, which may in turn reduce the demand for certain of our products and services. This could result in decreased revenue, net income and earnings per share.

The success of our business will largely depend on the performance of the pharmaceutical and healthcare industries.

The vast majority of our revenues are generated from sales to the pharmaceutical and healthcare industries. To the extent the businesses we serve, especially our clients in the pharmaceutical and healthcare industries, are subject to financial pressures of, for example, price controls, increased costs or reduced demand for their products, the demand for our products and services, or the price our clients are willing to pay for those products and services, may decline.

Our success will depend on our ability to protect our intellectual property rights.

The success of our businesses will continue to depend, in part, on:

- obtaining patent protection for our technology, products and services;
- defending our patents, copyrights and other intellectual property;
- preserving our trade secrets and maintaining the security of our know-how; and
- operating without infringing upon patents and proprietary rights held by third parties.

We rely on a combination of contractual provisions, confidentiality procedures and patent, copyright, trademark, service mark and trade secret laws to protect the proprietary aspects of our products, services, databases and technologies. There can be no assurance that these protections will be adequate, or that we will adequately employ each and every one of these protections at all times, to provide sufficient protection in the future to prevent the use or misappropriation of our data, technology and other products and services. Further, our competitors may develop products, services, databases or technologies that are substantially equivalent or superior to our products, services, databases or technologies. Although we believe that our products, services, databases, technologies and related proprietary rights do not infringe upon the proprietary rights of third parties, there can be no assurance that third parties will not assert infringement claims against us in the future. Litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets and to determine the validity and scope of our proprietary rights. For example, we have been involved in litigation with Insight Health GmbH & Co. KG in Germany in order to protect our proprietary mapping software. In addition, the growing need for global data, along with increased competition and technological advances, puts increasing pressure on us to share our intellectual property for client applications. Any future litigation, regardless of outcome, could result in substantial expense and diversion of resources with no assurance of success and could seriously harm our business, financial condition and operating results.

If we are unable to attract, retain and motivate employees, we will not be able to compete effectively and will not be able to expand our business.

Our success and ability to grow are dependent, in part, on our ability to hire, retain and motivate sufficient numbers of talented people, with the increasingly diverse skills needed to serve clients and expand our business, in many locations around the world. Competition for highly qualified technical and managerial, and particularly consulting personnel is intense. Recruiting, training and retention costs and benefits place significant demands on our resources. The inability to attract qualified employees in sufficient numbers to meet particular demands or the loss of a significant number of our employees could have a serious negative effect on us, including our ability to obtain and successfully complete important client engagements and thus maintain or increase our revenues.

Our businesses are subject to significant or potential competition that is likely to intensify in the future.

Our future growth and success will be dependent on our ability to successfully compete with other companies that provide similar services in the same markets, some of which may have financial, marketing, technical and other advantages.

Disruptions in commerce could adversely affect our business.

Commerce could be disrupted by various political, economic, world health or other conditions. Examples of such disruptions that could adversely affect our business include:

- terrorist activity, the threat of such activity, and responses to and results of such activity and threats, including but not limited to effects, domestically and/or internationally, on us, our personnel and facilities, our customers and suppliers, financial markets and general economic conditions;
- an outbreak of SARS, avian influenza (Bird Flu) or other epidemic, the fear of such an epidemic, and responses to and results of such an epidemic or fear thereof, including but not limited to effects, domestically and/or internationally, on us, our personnel and facilities, our customers and suppliers, financial markets and general economic conditions; and
- credit market disruptions, the threat of such disruptions, and responses to and results of such disruptions and threats, including but not limited to effects, domestically and/or internationally, on us, our customers and suppliers, financial markets and general economic conditions.

If such disruptions result in cancellations of or reductions in customer orders or contribute to a general decrease in economic activity, or directly impact our marketing, collection, production, delivery, financial and logistics functions, our results of operations and financial condition could be materially adversely affected.

Item 1B. Unresolved Staff Comments

There are no unresolved written comments that were received from the SEC staff 180 days or more before the end of our 2008 fiscal year.

Item 2. Properties

Our executive offices are located at 901 Main Avenue, Norwalk, Connecticut in a leased property (approximately 41,000 square feet).

Our property is geographically distributed to meet our sales and operating requirements worldwide. Our properties and equipment are generally considered to be both suitable and adequate to meet current operating requirements and virtually all space is being utilized.

Our owned properties located within the United States include two facilities. These properties are located in Plymouth Meeting (approximately 212,000 square feet) and West Norriton, Pennsylvania (approximately 17,000 square feet).

Our active owned properties located outside the United States include: one property in each of Buenos Aires, Argentina (approximately 12,000 square feet); Brussels, Belgium (25,000 square feet); Santiago, Chile (approximately 4,000 square feet); Caracas, Venezuela (approximately 4,000 square feet); and London (approximately 102,000 square feet).

Our operations are also conducted from 22 leased offices located throughout the United States and 106 leased offices in non-United States locations.

We own or lease a variety of computers and other equipment for our operational needs. We continue to upgrade and expand our computers and related equipment in order to increase efficiency, enhance reliability and provide the necessary base for business expansion.

Item 3. Legal Proceedings

We are involved in legal and tax proceedings, claims and litigation arising in the ordinary course of business. We periodically assess our liabilities and contingencies in connection with these matters based upon the latest information available. For those matters where we currently believe it is probable that we will incur a loss and that the probable loss or range of loss can be reasonably estimated, we have recorded reserves in the Consolidated Financial Statements based on our best estimates of such loss. In other instances, because of the uncertainties related to either the probable outcome or the amount or range of loss, we are unable to make a reasonable estimate of a liability, if any. However, even in many instances where we have recorded a reserve, we are unable to predict with certainty the final outcome of the matter or whether resolution of the matter will materially affect our results of operations, financial position or cash flows. As additional information becomes available, we adjust our assessment and estimates of such liabilities accordingly.

Based on our review of the latest information available, we believe our ultimate liability in connection with pending tax and legal proceedings, claims and litigation will not have a material effect on our results of operations, cash flows or financial position, with the possible exception of the matters described below.

D&B LEGACY AND RELATED TAX MATTERS

SHARING DISPUTES. In 1996, the company then known as The Dun & Bradstreet Corporation ("D&B") and now known as R.H. Donnelley Corporation ("Donnelley") separated into three public companies by spinning off ACNielsen Corporation ("ACNielsen") and the company then known as Cognizant Corporation ("Cognizant") (the "1996 Spin-Off"). Cognizant is now known as Nielsen Media Research, Inc., a subsidiary of The Nielsen Company, formerly known as VNU N.V. ("NMR"). The agreements effecting the 1996 Spin-Off allocated tax-related liability with respect to certain prior business transactions (the "Legacy Tax Controversies") between D&B and Cognizant. The D&B portion of such liability is now shared among Donnelley and certain of its former affiliates (the "Donnelley Parties"), and the Cognizant portion of such liability is shared between NMR and us pursuant to the agreements effecting Cognizant's spin-off of the Company in 1998 (the "1998 Spin-Off").

The underlying tax controversies with the Internal Revenue Service ("IRS") have substantially all been resolved and we paid to the IRS the amounts that we believed were due and owing. In the first quarter of 2006, Donnelley indicated that it disputed the amounts contributed by us toward the resolution of these matters based on the Donnelley Parties' interpretation of the allocation of liability under the 1996 Spin-Off agreements. The Donnelley Parties on the one hand, and NMR and we, on the other hand, have attempted to resolve these disputes through negotiation. The 1996 Spin-Off agreements provide that if the parties cannot reach agreement through negotiation they must arbitrate the disputes. We intend to vigorously defend the Company with respect to any such disputes. As of December 31, 2008, we had a reserve of approximately $11,900 (liability and interest, net of tax benefit) for these matters.

On August 14, 2006, the Donnelley Parties commenced arbitration regarding one of these disputes (referred to herein as the "Dutch Partnership Dispute") by filing a Notice of Arbitration and Statement of Claim (the "Donnelley Statement") with the American Arbitration Association International Center for Dispute Resolution (the "AAA"). In the Donnelley Statement, the Donnelley Parties claimed that we and NMR collectively owed approximately an additional $10,800 with respect to the Dutch Partnership Dispute. On October 16, 2006, we and NMR filed a Statement of Defense denying all claims made by the Donnelley Parties in the Donnelley Statement. In October 2007, a hearing on the merits of the parties' claims took place before an AAA arbitration panel, and on December 6, 2007, the panel issued a Partial Award. In the Partial Award, the panel directed the parties to attempt to agree on the allocation of liability between the parties for the tax controversy underlying the Dutch Partnership Dispute, in accordance with principles set out in the Partial Award. The parties were unable to reach agreement and, in March 2008, each submitted to the AAA arbitration panel their own calculation of the allocation of liability. In July 2008, the AAA arbitration panel issued a Clarifying Order addressing in concept some (but not all) of the matters disputed by the parties in March 2008 in connection with the application of the principles set forth in the Partial Award. In the Clarifying Order, the panel directed the parties to submit an agreed joint computation of the principal amount of the liability to be shared, as well as proposed provisions for interest and/or costs. The parties reached agreement on the application of the decisions of the AAA arbitration panel and consented to the entry of a consent award by the panel as of September 8, 2008. Under the consent award, the parties agreed to the allocation of the principal amount of liability to be shared and to provisions for interest and costs resulting in a payment of $4,600 ($3,100 net of tax benefit) and an additional interest and cost payment of $2,600 ($1,700 net of tax benefit) by the Company to the Donnelley Parties. The consent award represents the final resolution of the Dutch Partnership Dispute.

THE PARTNERSHIP (TAX YEAR 1997). During the fourth quarter of 2008, we entered into a final agreement with the IRS in which the IRS disallowed certain items of partnership expense for tax year 1997 with respect to a partnership now substantially owned by us (the "Partnership"). During 1997, the Partnership was substantially owned by Cognizant, but liability for this matter was allocated to us pursuant to the agreements effecting the 1998 Spin-Off. As a result of the settlement, our liability (tax and interest, net of tax benefit) with respect to tax year 1997 should be approximately $20,200, which amount we have reserved in current accrued income taxes payable at December 31, 2008.

In addition to these matters, we and our predecessors have entered, and we continue to enter, into global tax planning initiatives in the normal course of their businesses. These activities are subject to review by applicable tax authorities. As a result of the review process, uncertainties exist and it is possible that some of these matters could be resolved adversely to us.

IMS HEALTH GOVERNMENT SOLUTIONS VOLUNTARY DISCLOSURE PROGRAM PARTICIPATION

Our wholly-owned subsidiary, IMS Government Solutions Inc., is primarily engaged in providing services and products under contracts with the U.S. government. U.S. government contracts are subject to extensive legal and regulatory requirements and, from time to time, agencies of the U.S. government have the ability to investigate whether contractors' operations are being conducted in accordance with such requirements. U.S. government investigations, whether relating to these contracts or conducted for other reasons, could result in administrative, civil or criminal liabilities, including repayments, fines or penalties being imposed on us, or could lead to suspension or debarment from future U.S. government contracting. U.S. government investigations often take years to complete and may result in no adverse action against us.

IMS Government Solutions discovered potential noncompliance with various contract clauses and requirements under its General Services Administration Contract which was awarded in 2002 to its predecessor company, Synchronous Knowledge Inc. (Synchronous Knowledge Inc. was acquired by IMS in May 2005). Upon discovery of the potential noncompliance, we began remediation efforts, promptly disclosed the potential noncompliance to the U.S. government, and were accepted into the Department of Defense Voluntary Disclosure Program. We filed our Voluntary Disclosure Program Report ("Disclosure Report") on August 29, 2008. Based on our findings as disclosed in the Disclosure Report, we recorded a reserve of approximately $3,700 for this matter in the third quarter of 2008. We are currently unable to determine the outcome of this matter pending the resolution of the Voluntary Disclosure Program process and our ultimate liability arising from this matter could exceed its current reserve.

Item 4. Submission of Matters to a Vote of Security Holders

There were no matters submitted to a vote of security holders during the fourth quarter of our fiscal year ended December 31, 2008.

EXECUTIVE OFFICERS OF THE REGISTRANT*

Officers are appointed by the Board of Directors to hold office until their respective successors are chosen and qualified. Listed below are the executive officers of IMS at February 17, 2009 and brief summaries of their business experience during the past five years.

Name	Title	Age
David R. Carlucci	Chairman, Chief Executive Officer and President**	54
Gilles V. J. Pajot	Executive Vice President and Chief Operating Officer	59
Leslye G. Katz	Senior Vice President and Chief Financial Officer	54
Kevin C. Knightly	Senior Vice President, Business Line Management	48
Kevin S. McKay	Senior Vice President, Customer Delivery and Development	55
Karla L. Packer	Senior Vice President, Human Resources	49
Robert H. Steinfeld	Senior Vice President, General Counsel and Corporate Secretary	55
John R. Walsh	Senior Vice President, Strategy and Business Development	54
Jeffrey J. Ford	Vice President and Treasurer	44
Adel Al-Saleh	President, IMS Europe, Middle East and Africa ("EMEA")	45
William J. Nelligan	President, IMS Americas	48

* Set forth as a separate item pursuant to Item 401(b) of the Securities and Exchange Commission's Regulation S-K.

** Member of the Board of Directors.

Mr. Carlucci was appointed Chairman, Chief Executive Officer and President of IMS in April, 2006, Chief Executive Officer and President in January, 2005 and President and Chief Operating Officer in October, 2002. Before joining IMS, Mr. Carlucci was General Manager, IBM Americas, which comprises all of IBM's sales and distribution operations in the U.S., Canada and Latin America from January, 2000 to January, 2002. Prior to that, Mr. Carlucci held roles of increasing responsibility at IBM, including General Manager, IBM's S/390 Division from January, 1998 to January, 2000; Chief Information Officer from February, 1997 to January, 1998; General Manager, IBM Printing Systems Company from July, 1995 to January, 1997; Vice President, systems, industries and services, Asia Pacific from January, 1993 to July, 1995; and Vice President, marketing and channel management, IBM Personal Computer Company—North America from February, 1990 to December, 1992. He joined IBM in 1976 as a Sales Representative.

Mr. Pajot was appointed Executive Vice President and Chief Operating Officer in January, 2007. Mr. Pajot was Executive Vice President and President, Global Business Management from January, 2006 to January, 2007. From November, 2000 to January, 2006, Mr. Pajot was Executive Vice President and President, IMS EMEA. From July, 1998 to November, 2000, he served as President of IMS EMEA Region. Mr. Pajot joined IMS's predecessor company, Cognizant Corporation, in December, 1997 as President of IMS Europe. Previously, Mr. Pajot worked for 20 years with Pharmacia & Upjohn and its predecessor company, serving as Senior Vice President at Pharmacia & Upjohn from July, 1997 to December, 1997, with responsibility for global restructuring initiatives following the 1995 merger of Pharmacia & Upjohn. From November, 1995 to July, 1997, he was Senior Vice President of Pharmacia & Upjohn's Europe, Middle East and Africa Region. Prior to that, he served as Executive Vice President, Worldwide Pharmacia AB from September, 1994 to November, 1995.

Ms. Katz was appointed Senior Vice President and Chief Financial Officer in January, 2007. She served as Vice President and Controller of IMS from October, 2001 to January, 2007. Prior to that, Ms. Katz served as Vice President and Chief Financial Officer of American Lawyer Media, Inc., a legal journalism and information company, from September, 1998 to July, 2001. She was Vice President and Treasurer of IMS's predecessor company, Cognizant Corporation, from August, 1996 to August, 1998. Ms. Katz held a number of senior financial management positions at The Dun & Bradstreet Corporation from 1980 to 1996.

Mr. McKay was appointed Senior Vice President, Customer Delivery and Development in April, 2004. Mr. McKay joined IMS in September, 2003 as Senior Vice President, Business Transformation. Prior to joining IMS, Mr. McKay was Chief Executive Officer of Verticalnet, Inc., a provider of supply management software and services, from April, 2002 to December, 2002. From November, 2000 to April, 2002, Mr. McKay was Chief Executive Officer of Capita Technologies, a technology service provider. From August, 1998 to April, 2000, Mr. McKay was Chief Executive Officer of SAP America, Inc. Mr. McKay joined SAP America, Inc. in June, 1995 as Chief Financial Officer and served as Chief Financial Officer and Chief Operating Officer of that company from December, 1995, to August, 1998. Prior to joining SAP, Mr. McKay was Executive Vice President and Corporate Controller at Sony Electronics. Prior to joining Sony, Mr. McKay was employed by the accounting firm Price Waterhouse for approximately twelve years.

Ms. Packer was appointed Senior Vice President, Human Resources in May, 2007. From September, 2002 to February, 2006, she was Vice President, Human Resources for IAC/ InterActiveCorp, an electronic commerce business. IAC includes such brands as Ticketmaster, the Home Shopping Network, Lending Tree, Expedia, and Ask.com. Prior to joining IAC, she was Chief Administrative Officer at Spencer Trask and Co., a venture capital firm, from May, 2001 to September, 2002. From January, 1994 to February, 2000, she held human resources roles of increasing scope and responsibility at Avon Products, culminating in the position of Vice President, Global Human Resources. Prior to joining Avon, Ms. Packer was employed by IBM for fourteen years in various roles in the areas of human resources, information systems, sales and marketing.

Mr. Steinfeld was appointed Senior Vice President, General Counsel and Corporate Secretary in November, 2000. He was appointed Vice President, Taxes in June, 1998, and named Senior Vice President, Tax and Corporate Development in August, 2000. Mr. Steinfeld joined IMS's predecessor company, Cognizant Corporation, in February, 1997 as Director of Taxes and became Vice President Taxes of that company in April, 1998. From September, 1993 to February, 1997, he was Vice President, Taxation at Ultramar Corporation, a multinational petroleum refining and marketing company. From 1991 to 1993, he served as Vice President, Taxes at GAF Corporation and its publicly traded subsidiary, International Specialty Products, Inc. Prior to that, Mr. Steinfeld was a Partner and Chairman of the Tax Department at the law firm of Webster & Sheffield.

Mr. Ford was appointed Vice President and Treasurer in February, 2004. Prior to that, from October, 2001 to February, 2004, he served as Vice President and Chief Financial Officer of the IMS EMEA Region. Mr. Ford joined IMS in July of 1999, as Assistant Controller of IMS. Prior to joining IMS, Mr. Ford served for twelve years at the accounting firm of PricewaterhouseCoopers serving in various positions of increasing management responsibility.

Mr. Walsh was appointed Senior Vice President, Strategy and Business Development in August, 2007. From February, 2004 to August, 2007, he served as Vice President, Corporate Development. From February, 2003 to February, 2004, he served as Vice President, Corporate Development and Treasurer. From July, 2002 to February, 2003, Mr. Walsh served as Vice President and Treasurer and from November, 2001 to July, 2002, he served as Vice President—Investor Relations and Treasurer. From July, 1998 to November, 2001, he served as Vice President—Investor Relations. Mr. Walsh joined IMS's predecessor company, Cognizant Corporation, in April, 1997 as Director—Financial Planning.

Prior to that he served in various capacities in Finance for MCI Communications Corporation from 1985 to 1997.

Mr. Knightly was appointed Senior Vice President, Business Line Management in August, 2007. From January, 2006 to August, 2007, he served as President, IMS EMEA Region. From January, 2003 to January, 2006, he served as Senior Vice President, Marketing and Major Markets, EMEA. From 2001 to 2003, Mr. Knightly was Senior Vice President of Operations IMS Europe and from 1998 to 2001 he was Chief Financial Officer of IMS Europe. Mr. Knightly joined IMS's predecessor company, Cognizant Corporation in 1991, as Vice President Finance, Market Research Division of IMS America in 1991, and from January, 1994 to June, 1998, Mr. Knightly served as Chief Financial Officer of IMS America. Prior to that, Mr. Knightly held a number of senior financial management positions at The Dun & Bradstreet Corporation from 1983 to 1991.

Mr. Al-Saleh was appointed President, IMS EMEA Region in August, 2007. From January, 2007 to August, 2007, he was Senior Vice President, Sales and Major Countries, IMS EMEA Region. From February, 1988 to December, 2006, Mr. Al-Saleh held roles of increasing scope and responsibility at IBM spanning product development, brand management, sales, and general management across multiple regions in the world. Most recently he was Vice President, Sales for IBM Northeast Europe, responsible for business across all industries and brands in the region from April, 2005 to December, 2006. From June, 2003 to April, 2005, he held the position of IBM Vice President Communication Sector, Americas, where he was responsible for Telecommunications, Energy and Utilities, and Media and Entertainment business in North and South America. From June, 2001 to June, 2003 he served as IBM Global General Manager of its Wireless business unit.

Mr. Nelligan was appointed President, IMS Americas in November, 2006. From July, 2004 to November, 2006, Mr. Nelligan served as Senior Vice President, Strategic Partners, IMS Americas. Prior to that, Mr. Nelligan served as President, IMS Asia Pacific from December, 2001 to July, 2004. Mr. Nelligan joined IMS as Senior Vice President, Emerging Markets in September, 2000. Before joining IMS, Mr. Nelligan served as vice president of Wind Corporation, a global sourcing service provider in the hardware component marketplace from 1999 to 2000. Prior to that, he was a director of international business for Goodway Technologies, an industrial products manufacturer from 1997 to 1999. From 1989 to 1997, Mr. Nelligan held various sales and marketing and international business development positions with Medical Economics, Inc., a member of the Thomson Healthcare Information Group, an operating unit of Thomson Corporation.

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The principal market on which our Common Stock is traded is the NYSE. Information relating to the high and low sales prices per share of our Common Stock for each full quarterly period during 2007 and 2008 is set forth under the heading "IMS Health Common Stock Information" in Part II, Item 7 of this Annual Report on Form 10-K. As of February 17, 2009, there were 3,776 holders of record of our Common Stock.

Information relating to our payment of dividends during 2007 and 2008 is set forth under the heading "Dividends" in Part II, Item 7 of this Annual Report on Form 10-K.

The following table provides information about our purchases during the quarter ended December 31, 2008 of equity securities that are registered by us pursuant to Section 12 of the Exchange Act.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased Under Publicly Announced Programs	Maximum Number of Shares that May Yet Be Purchased Under the Programs(1)
October 1 – 31, 2008	440,000	$17.30	440,000	9,505,300
November 1 – 30, 2008	—	—	—	9,505,300
December 1 – 31, 2008	—	—	—	9,505,300
Total	440,000	$17.30	440,000	9,505,300

(1) In December 2007, the Board of Directors authorized a stock repurchase program to buy up to 20,000,000 shares. As of December 31, 2008, 9,505,300 shares remained available for repurchase under the December 2007 program. Unless terminated earlier by resolution of our Board of Directors, this program will expire when we have repurchased all shares authorized for repurchase thereunder.

Information relating to compensation plans under which our equity securities are authorized for issuance is set forth in Part III, Item 12 of this Annual Report on Form 10-K.

PERFORMANCE GRAPH



$200.00
$180.00
$160.00
$140.00
$120.00
$100.00
$80.00
$60.00
$40.00
$20.00
$0.00
12/31/2003
12/31/2004
12/30/2005
12/29/2006
12/31/2007
12/31/2008
IMS HEALTH INCORPORATED
S&P 500 Pharmaceutical
S&P 500

	12/31/2003	12/31/2004	12/30/2005	12/29/2006	12/31/2007	12/31/2008	Compound Annual Return Rate
IMS HEALTH INCORPORATED . .	$100.0	$ 93.69	$100.94	$111.84	$ 94.26	$62.47	(9.0)%
S&P 500 Pharmaceutical.	100.0	92.60	89.50	103.71	108.51	88.83	(2.3)%
S&P 500	100.0	110.84	116.29	134.70	142.06	89.62	(2.2)%

The cumulative total shareholder return graph and accompanying information set forth above is being furnished and shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of such section. The cumulative total shareholder return graph and accompanying information set forth above shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended.

Item 6. Selected Financial Data

The Selected Financial Data table is set forth in Part II, Item 8 of this Annual Report on Form 10-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Dollars and shares in thousands, except per share data.

This discussion and analysis should be read in conjunction with the accompanying Consolidated Financial Statements and related notes.

Executive Summary

OUR BUSINESS

IMS Health Incorporated ("we," "us" or "our") is the leading global provider of market intelligence to the pharmaceutical and healthcare industries. We offer leading-edge market intelligence products and services that are integral to our clients' day-to-day operations, including product and portfolio management capabilities; commercial effectiveness innovations; managed care and consumer health offerings; and consulting and services solutions that improve productivity and the delivery of quality healthcare worldwide. Our information products are developed to meet client needs by using data secured from a worldwide network of suppliers in more than 100 countries. Key information products include:

- Sales Force Effectiveness to optimize sales force productivity and territory management;
- Portfolio Optimization to provide clients with insights into market measurement and opportunity assessment; and
- Launch, Brand Management and Other to support client needs relative to market segmentation and positioning, life cycle management for prescription and consumer health pharmaceutical products and health economics and outcomes research offerings.

Within these key information products, we provide consulting and services that use in-house capabilities and methodologies to assist pharmaceutical clients in analyzing and evaluating market trends, strategies and tactics, and to help in the development and implementation of customized software applications and data warehouse tools.

We operate in more than 100 countries.

We manage on a global business model with global leaders for the majority of our critical business processes and accordingly have one reportable segment.

We believe that important measures of our financial condition and results of operations include operating revenue, constant dollar revenue growth, operating income, constant dollar operating income growth, operating margin and cash flows.

PERFORMANCE OVERVIEW

Operating revenue grew 6.2% to $2,329,528 in 2008 compared to $2,192,571 in 2007. The increase in our operating revenue resulted from growth in revenue in all three of our business lines. Our operating income increased 26.7% to $498,305 in 2008 compared to $393,279 in 2007. The increase in operating income was a result of increased operating revenue and decreases in severance, impairment and other charges, offset by increases in operating costs, selling and administrative expenses and depreciation and amortization, as discussed below. Our net income was $311,250 in 2008 compared to $234,040 in 2007, due to the Non-Operating Loss, net items discussed below and certain tax items as discussed in Note 12 to the Consolidated Financial Statements. Our diluted earnings per share of Common Stock increased to $1.70 for 2008 as compared to $1.18 for 2007.

Results of Operations

RECLASSIFICATIONS. Certain prior-year amounts have been reclassified to conform to the 2008 presentation.

REFERENCES TO CONSTANT DOLLAR RESULTS AND RESULTS EXCLUDING THE EFFECT OF FOREIGN CURRENCY TRANSLATIONS. We report results in U.S. dollars but we do business on a global basis. Exchange rate fluctuations affect the rate at which we translate foreign revenues and expenses into U.S. dollars and may have significant effects on our results. In order to illustrate these effects, the discussion of our business in this report sometimes describes the magnitude of changes in constant dollar terms or results excluding the effect of foreign currency translations. We believe this information facilitates a comparative view of our business. In 2008, the U.S. dollar was generally weaker against other currencies as compared to 2007. As a result, growth at constant dollar exchange rates was generally lower than growth at actual currency exchange rates. See "How Exchange Rates Affect Our Results" below for a more complete discussion regarding the impact of foreign currency translation on our business.

	Years ended December 31,			% Variance	
	2008	**2007**	**2006**	**2008 vs. 2007**	**2007 vs. 2006**
Information and analytics revenue (I&A)	**$1,786,747**	$1,700,244	$1,599,063	5.1%	6.3%
Consulting and services revenue (C&S)	**542,781**	492,327	359,525	10.2%	36.9%
Operating Revenue	**2,329,528**	2,192,571	1,958,588	6.2%	11.9%
Operating costs of I&A	**756,597**	713,168	659,841	6.1	8.1
Direct and incremental costs of C&S	**275,513**	244,289	188,939	12.8	29.3
External-use software amortization	**49,728**	48,609	43,297	2.3	12.3
Selling and administrative expenses	**650,341**	626,888	542,524	3.7	15.6
Depreciation and other amortization	**89,636**	77,648	73,785	15.4	5.2
Severance, impairment and other charges	**9,408**	88,690	—	(89.4)	—
Merger costs	**—**	—	6,016	—	—
Operating Income	**$ 498,305**	$ 393,279	$ 444,186	26.7%	(11.5)%

OPERATING INCOME

Our operating income for 2008 grew 26.7% to $498,305 from $393,279 in 2007. This was due to the increase in our operating revenue and decreases in severance, impairment and other charges, offset by increases in operating costs and selling and administrative expenses driven by increased cost of data, investments in consulting and services ("C&S") capabilities and expense associated with a charge related to our Government Solutions business (see Note 15 to our Consolidated Financial Statements). Our operating income increased 18.3% in constant dollar terms. Absent the impact of 2008 impairment charges associated with the write-off of certain capitalized software assets resulting from the discontinuation of certain products (See Note 6 to our Consolidated Financial Statements), the Government Solutions charge and 2007 severance, impairment and other charges, non-GAAP operating income would have increased by 6.1% at reported exchange rates and remained flat in constant dollar terms (see "Reconciliation of U.S. GAAP Measures to Non-GAAP Measures" at the end of this Item 7).

Our operating income for 2007 decreased 11.5% to $393,279 from $444,186 in 2006. This was due to the increase in our operating revenue, which were more than offset by increases in operating costs and selling and administrative expenses driven by increased costs of data, investments in C&S capabilities, severance, impairment and other charges, and the elimination of merger costs, as discussed below. Our operating income decreased 11.7% in constant dollar terms. Absent the impact of 2007 severance, impairment and other charges and 2006 merger costs, our non-GAAP operating income would have increased 7.1% on a reported basis and 5.9% in constant dollar terms (see "Reconciliation of U.S. GAAP Measures to Non-GAAP Measures" at the end of this Item 7).

OPERATING REVENUE

Our operating revenue for 2008 grew 6.2% to $2,329,528 from $2,192,571 in 2007 and grew 11.9% in 2007 to $2,192,571 from $1,958,588 in 2006. On a constant dollar basis our operating revenue growth was 3.1% in 2008 and 8.1% in 2007. Acquisitions completed in 2008 and 2007, on a constant dollar basis, contributed 1.9 percentage points of our operating revenue growth during 2008, while acquisitions completed in 2007 and 2006, on a constant dollar basis contributed 2.0 percentage points of our operating revenue growth during 2007. The increases in our operating revenue for both 2008 and 2007 resulted from growth in revenue due to higher purchases of products and C&S offerings from existing customers in all three of our business lines, together with the effect of approximately $70,000 of currency translation for 2008 as compared to 2007 and approximately $73,000 of currency translation for 2007 as compared to 2006. On a constant dollar basis, our Sales Force Effectiveness and Launch, Brand Management and Other business lines grew in 2008 as compared to 2007 and all our business lines grew in 2007 as compared to 2006.

SUMMARY OF OPERATING REVENUE

	Years ended December 31,			% Variance 2008 vs. 2007		% Variance 2007 vs. 2006	
	2008	2007	2006	Reported	Constant Dollar	Reported	Constant Dollar
Sales Force Effectiveness	**$1,057,085**	$1,004,351	$ 927,218	5.3%	1.8%	8.3%	4.9%
Portfolio Optimization	**653,567**	634,566	522,070	3.0	0.0	21.5	17.7
Launch, Brand and Other	**618,876**	553,654	509,300	11.8	9.3	8.7	3.8
Operating Revenue	**$2,329,528**	$2,192,571	$1,958,588	6.2%	3.1%	11.9%	8.1%

- ***Sales Force Effectiveness:*** The Americas contributed three-quarters and Asia Pacific contributed one-quarter to the constant dollar revenue growth in 2008. The Americas contributed more than one-half and Asia Pacific contributed more than one-quarter to the constant dollar revenue growth in 2007.
- ***Portfolio Optimization:*** Asia Pacific was the primary contributor to the constant dollar revenue growth in 2008 completely offset by a revenue decline in Europe, the Middle East and Africa (EMEA). The Americas contributed more than one-half and EMEA contributed more than one-third to the constant dollar revenue growth in 2007.
- ***Launch, Brand Management and Other:*** The Americas and EMEA each contributed about one-half to the constant dollar revenue growth in 2008. EMEA contributed more than one-half and the Americas contributed more than one-third toward the constant dollar revenue growth in 2007.

C&S revenue, as included in the business lines above, was $542,781 in 2008, up 10.2% from $492,327 in 2007 (up 7.8% on a constant dollar basis). Approximately two-thirds of the C&S revenue growth for 2008 was attributable to acquisitions completed in 2008 and 2007. C&S revenue was $492,327 in 2007, up 36.9% from $359,525 in 2006 (up 21.0% on a constant dollar basis). Approximately one-half of the 2007 C&S revenue growth was attributable to acquisitions completed in 2007 and 2006.

OPERATING COSTS OF INFORMATION AND ANALYTICS

Operating costs of information and analytics ("I&A") include costs of data, data collection and processing and costs attributable to personnel involved in production, data management and delivery of our I&A offerings.

Our operating costs of I&A grew 6.1% to $756,597 in 2008 from $713,168 in 2007. In 2007, our operating costs of I&A grew 8.1% to $713,168 from $659,841 in 2006.

- ***Foreign Currency Translation:*** The effect of foreign currency translation increased our operating costs of I&A by approximately $22,000 in 2008 as compared to 2007 and by approximately $29,000 for 2007 as compared to 2006.

Excluding the effect of foreign currency translation, our operating costs of I&A grew 3.1% in 2008 compared to 2007 and grew 3.6% in 2007 as compared to 2006.

- ***Data:*** Data costs increased by approximately $20,000 in 2008 as compared to 2007. Data costs increased by approximately $35,000 in 2007 as compared to 2006.
- ***Production, Client Services and Other:*** Production, client services and other costs increased by approximately $2,000 in 2008 compared to 2007. Production, client services and other costs decreased by approximately $10,000 in 2007 compared to 2006.

DIRECT AND INCREMENTAL COSTS OF CONSULTING AND SERVICES

Direct and incremental costs of C&S include the costs of consulting staff directly involved with delivering revenue-generating engagements, related accommodations and the costs of primary market research data purchased specifically for certain individual C&S engagements. Direct and incremental costs of C&S do not include an allocation of direct costs of data that are included within I&A.

Our direct and incremental costs of C&S grew 12.8% to $275,513 in 2008 from $244,289 in 2007. Our direct and incremental costs of C&S grew 29.3% to $244,289 in 2007 from $188,939 in 2006.

- ***Foreign Currency Translation:*** The effect of foreign currency translation increased our direct and incremental costs of C&S by approximately $7,000 in 2008 as compared to 2007 and by approximately $10,000 for 2007 as compared to 2006.

Excluding the effect of foreign currency translation, our direct and incremental costs of C&S grew 10.3% in 2008 compared to 2007 and grew 23.6% in 2007 as compared to 2006.

- C&S costs increased by approximately $25,000 in 2008 as compared to 2007 and approximately $45,000 in 2007 as compared to 2006 due to increased labor, accommodations and primary market research data expense, all directly related to C&S revenue growth.

EXTERNAL-USE SOFTWARE AMORTIZATION

Our external-use software amortization charges represent the amortization associated with software we capitalized under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed." Our external-use software amortization charges grew 2.3% to $49,728 in 2008 from $48,609 in 2007 due to increased software amortization associated with new products. Our external-use software amortization charges grew 12.3% to $48,609 in 2007 from $43,297 in 2006 due to increased software amortization associated with new products.

SELLING AND ADMINISTRATIVE EXPENSES

Our selling and administrative expenses consist primarily of the expenses attributable to sales, marketing and administration, including human resources, legal, management and finance. Our selling and administrative expenses grew 3.7% in 2008, to $650,341 from $626,888 in 2007. Absent the Government Solutions charge discussed above, our non-GAAP selling and administrative expenses would have grown 3.1% in 2008 compared to 2007 (see "Reconciliation of U.S. GAAP Measures to Non-GAAP Measures" at the end of this Item 7). Our selling and administrative expenses grew 15.6% in 2007, to $626,888 from $542,524 in 2006.

- ***Foreign Currency Translation:*** The effect of foreign currency translation increased our selling and administrative expenses by approximately $9,000 for 2008 as compared to 2007 and by approximately $25,000 for 2007 as compared to 2006.

Excluding the effect of foreign currency translation and the Government Solutions charge, our non-GAAP selling and administrative expenses grew 1.7% in 2008 compared to 2007. Excluding the effect of foreign currency translation, our selling and administrative expenses grew 10.7% in 2007 as compared to 2006.

- ***Sales and Marketing:*** Sales and marketing expense decreased by approximately $5,000 in 2008 as compared to 2007 and increased by approximately $15,000 in 2007 as compared to 2006.
- ***Consulting and Services:*** C&S expenses increased by approximately $1,000 in 2008 as compared to 2007. Absent the Government Solutions charge, C&S expenses would have decreased by approximately $3,000 in 2008 as compared to 2007. C&S expenses increased by approximately $43,000 in 2007 as compared to 2006.
- ***Administrative and Other:*** Administrative and other expenses increased by approximately $18,000 in 2008 as compared to 2007 and increased by approximately $1,000 in 2007 as compared to 2006.

DEPRECIATION AND OTHER AMORTIZATION

Our depreciation and other amortization charges increased 15.4% to $89,636 in 2008 from $77,648 in 2007, due to increased depreciation related to new facilities and technology to upgrade our financial and sales opportunity tracking systems and increased amortization related to internal-use software. Our depreciation and other amortization charges increased 5.2% to $77,648 in 2007 from $73,785 in 2006 due to internal-use software additions.

SEVERANCE, IMPAIRMENT AND OTHER CHARGES

During the fourth quarter of 2008, we recorded a $9,408 non-cash charge in severance, impairment and other charges related to the write-off of certain capitalized software assets resulting from the discontinuation of certain products in our EMEA and Asia Pacific regions at the end of 2008. During the fourth quarter of 2007, we recorded an $88,690 pretax charge for severance, impairment and other charges related to a plan to streamline the business. The charge consisted of termination benefits for approximately 1,070 employees worldwide as well as asset impairment charges and related contract payments to be incurred with no future economic benefit based on our decision to abandon certain products in our EMEA region. See Note 6 to our Consolidated Financial Statements.

MERGER COSTS

During 2006, we incurred merger costs of $6,016 for investment banker fees and expenses related to a payment received from The Nielsen Company ("Nielsen"), formerly known as VNU N.V., a Dutch company in accordance with the terms of the merger termination agreement (see Other Income (Expense), net below). See Note 16 to our Consolidated Financial Statements for a description of the events surrounding the terminated merger with Nielsen.

TRENDS IN OUR OPERATIONS

Our operating margin for 2008 was 21.4%, as compared to 17.9% in 2007. In 2008 and 2007 we incurred severance, impairment and other charges of $9,408 and $88,690, respectively, as discussed above. In addition, in 2008 we incurred a $3,700 charge related to our Government Solution business (see Note 15 to our Consolidated Financial Statements). Excluding these charges, our non-GAAP operating margin remained constant at 22.0% in 2008 compared to 2007 (see "Reconciliation of U.S. GAAP Measures to Non-GAAP Measures" at the end of this Item 7).

Our operating margin for 2007 was 17.9%, as compared to 22.7% in 2006. The decrease in our operating margin was partly due to the 2007 charge for severance, impairment and other. Excluding the 2006 merger costs and the 2007 charge for severance, impairment and other, our non-GAAP operating margin decreased from 23.0% in 2006 to 22.0% in 2007 (see "Reconciliation of U.S. GAAP Measures to Non-GAAP Measures" at the end of this Item 7). A decrease of approximately 0.2 percentage points in operating margin for 2007 was due to foreign exchange fluctuations. In addition, margins were negatively impacted by increased cost of data and our continuing investments in new products and C&S capabilities.

Recent acquisitions have also had an adverse effect on our operating margins due to the fact that some of the small businesses we acquired have historically experienced lower operating margins than ours, and the revenue and cost synergies that we incorporate into our business plans are not all immediately realized. We also experience higher amortization of acquired intangible assets in the first years after completing an acquisition and may incur additional costs in integrating the acquired operations into ours, both of which tend to increase our costs and thus decrease our operating margins in the initial years of each completed acquisition.

We have several offerings in the U.S. that utilize prescriber-identifiable information. Over the past several years, there have been a number of state legislative initiatives seeking to impose restrictions on the commercial use of such information. To date, three states, New Hampshire, Vermont and Maine, have passed laws placing certain restrictions on the license, use or transfer of prescriber-identifiable information for commercial purposes. Collectively, these three states represent approximately one percent of prescription activity in the U.S. and therefore the impact of these laws on our business, financial condition and results of operations is not expected to be material. However, as of February 24, 2009, eighteen states were considering similar legislation. For additional information regarding the status of the laws passed in the three states noted above and related developments in these other states, see "Risk Factors—Laws restricting the use of information may restrict our product and service offerings" and "Data protection and privacy laws may restrict our current and future activities."

NON-OPERATING (LOSS) INCOME, NET

Our non-operating loss, net increased to $83,216 in 2008 from a loss of $43,684 in 2007. Our non-operating loss, net increased to $43,684 in 2007 from a net gain of $4,559 in 2006. The annual changes were due to the following factors:

Interest Expense, net: Net interest expense was $34,451 in 2008, compared with $29,746 in 2007 due to higher debt levels. Net interest expense was $29,746 in 2007, compared with $34,972 in 2006 due to lower borrowing costs.

Gains from Investments, net: Gains from investments, net, totaled $379 in 2008 compared to $2,317 in 2007 and $2,250 in 2006. The net gain in 2008 was a result of the sale of marketable securities. The net gain in 2007 was a result of the final distribution from our Enterprise portfolio, offset by related management fees, and the sale of marketable securities and venture capital investments. The net gain in 2006 was a result of the sale of our investment in Allscripts Healthcare

Solutions, Inc., partially offset by management fees related to our Enterprise portfolio and write-downs related to other-than-temporary declines in the value of our venture capital investments.

Other (Expense) Income, net: Other expense, net, grew by $32,889 in 2008 to expense of $49,144 from expense of $16,255 in 2007. This growth is the result of a foreign exchange loss of $16,071 related to the liquidation of non-functional currency Venezuela Bolívars held at our Swiss operating subsidiary (see Note 9 to our Consolidated Financial Statements), partially offset by a $4,041 gain related to the sale of certain assets in our Latin America region (see Note 4 to our Consolidated Financial Statements) in 2008. In addition, this growth is a result of net foreign exchange losses of $29,260 and minority interest expense of $7,702 in 2008 compared with net foreign exchange losses of $9,565 and minority interest expense of $7,795 in 2007. Other expense, net, grew by $53,536 in 2007 to expense of $16,255 from income of $37,281 in 2006 due to the receipt of $45,000 in 2006 from Nielsen as result of the agreement to terminate the proposed merger (see Note 16 to our Consolidated Financial Statements). In addition, this growth is a result of net foreign exchange losses of $9,565 and minority interest expense of $7,795 in 2007, compared with net foreign exchange losses of $6,074 and minority interest expense of $4,517 in 2006.

TAXES

Our effective tax rate was 25.0% in 2008, compared with 33.1% in 2007 and 29.7% in 2006. Our effective tax rate for 2008 was favorably impacted by approximately $20,700 as a result of a non-U.S. reorganization involving several IMS subsidiaries, $11,000 due to audit settlements with taxing authorities, $9,700 as a result of the termination of a non-U.S. agreement, $9,700 in connection with the resolution of certain legacy tax matters (see Note 15 to our Consolidated Financial Statements) and $4,400 due to the expiration of certain statutes of limitation.

For the twelve months ended December 31, 2008 we recorded approximately $18,800 of tax expense related to unrecognized tax benefits that if recognized, would favorably affect the effective tax rate. Included in this amount is $9,200 of interest and penalties.

The IRS concluded its audit of our 2004 and 2005 federal income tax returns during the second quarter of 2008. The resolution of the audit resulted in a tax payment of approximately $5,300 for which a reserve had been previously established. We file numerous consolidated and separate income tax returns in the U.S. (federal and state) and non-U.S. jurisdictions. With one exception, we are no longer subject to U.S. federal income tax examination by tax authorities for years before 2004. With respect to that exception, we and the IRS have entered into an agreement to resolve the outstanding issues related thereto; however the statute of limitations with respect to that matter has not yet expired (see Note 15 to our Consolidated Financial Statements, D&B Legacy Related Tax Matters, The Partnership (Tax Year 1997)). We are no longer subject to state and local income tax examination by tax authorities for years before 1997. Further, with few exceptions, we are no longer subject to examination by tax authorities in our material non-U.S. jurisdictions prior to 2003. It is reasonably possible that within the next twelve months we could realize approximately $22,400 of unrecognized benefits as a result of the expiration of certain statutes of limitation.

The effective tax rate for 2007 was impacted by a tax reduction of approximately $16,500 arising from a favorable non-U.S. audit settlement for tax years 1998 through 2002, a tax charge of $7,500 to revalue net deferred tax assets arising from the enactment of the German 2008 Business Tax Reform Act which reduced the German federal tax rate from 25% to 15% and a tax reduction of $12,440 arising from a reorganization of certain non-U.S. subsidiaries.

On January 1, 2007 we adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"). As a result of this adoption, we recognized an increase in liabilities for uncertain tax positions of approximately $51,800 and a corresponding reduction to the January 1, 2007 retained earnings balance. As of the adoption date, we had $117,200 of gross unrecognized tax benefits and interest and penalties of $13,500. We recognize interest expense and penalties related to unrecognized tax benefits in income tax expense.

The effective tax rate for 2006 was favorably impacted by approximately $69,200 primarily due to a U.S. partnership audit settlement for the tax years 1998 through 2003 and a U.S. corporate audit settlement of $17,600 for the tax years 2000 through 2003. The effective tax rate was also impacted by $27,650 of tax expense associated with a reorganization of certain non-U.S. subsidiaries, of which $6,200 was incurred in the fourth quarter. Further, $24,900 of tax expense was recorded in 2006 related to disputes between us and NMR, on the one hand, and Donnelley and certain of its former affiliates on the other hand, as to the proper interpretation and allocation, of tax liabilities under the 1996 Spin-Off agreements (see Note 15 to our Consolidated Financial Statements).

For all periods presented, our effective tax rate was reduced as a result of global tax planning initiatives. While we intend to continue to seek global tax planning initiatives, there can be no assurance that we will be able to successfully identify and implement such initiatives to reduce or maintain our overall tax rate.

OPERATING RESULTS BY GEOGRAPHIC REGION

The following represents selected geographic information for the regions in which we operate as of and for the years ended December 31, 2008, 2007 and 2006.

	Americas(1)	EMEA(2)	Asia Pacific(3)	Corporate & Other	Total IMS
Year Ended December 31, 2008:					
Operating Revenue(4)	**$1,017,423**	**$984,385**	**$327,720**	**—**	**$2,329,528**
Operating Income (Loss)(5)	**$ 313,543**	**$125,364**	**$121,475**	**$ (62,077)**	**$ 498,305**
Total Assets	**$ 779,437**	**$848,014**	**$225,556**	**$ 234,130**	**$2,087,137**
Year Ended December 31, 2007:					
Operating Revenue(4)	$ 975,754	$925,405	$291,412	—	$2,192,571
Operating Income (Loss)(5)	$ 326,283	$117,610	$111,119	$(161,733)	$ 393,279
Total Assets	$ 773,857	$982,998	$216,021	$ 271,328	$2,244,204
Year Ended December 31, 2006:					
Operating Revenue(4)	$ 881,392	$812,153	$265,043	—	$1,958,588
Operating Income (Loss)(5)	$ 296,313	$109,449	$106,269	$ (67,845)	$ 444,186
Total Assets	$ 648,989	$897,152	$178,284	$ 182,169	$1,906,594

Notes to Geographical Financial Information:

(1) Americas includes the United States, Canada and Latin America. Operating Revenue in the United States was $842,004, $801,017, and $717,603 in 2008, 2007 and 2006, respectively, and Total Assets were $644,786, $613,146, and $519,913 in 2008, 2007 and 2006, respectively.

(2) EMEA includes countries in Europe, the Middle East and Africa.

(3) Asia Pacific includes Japan, Australia and other countries in the Asia Pacific region.

(4) Operating Revenue relates to external customers and is based on the location of the customer. The Operating Revenue for the geographic regions includes the impact of foreign exchange in converting results into U.S. dollars.

(5) Operating Income for the three geographic regions does not reflect the allocation of certain expenses that are maintained in Corporate and Other and as such, is not a true measure of the respective regions' profitability. The Operating Income amounts for the geographic segments include the impact of foreign exchange in converting results into U.S. dollars. For the year ended

December 31, 2008, Severance, impairment and other charges of $4,684 and $4,724 for EMEA and Asia Pacific, respectively, are presented in Corporate & Other. For the year ended December 31, 2007, Severance, impairment and other charges of $16,217, $62,849, and $4,386 for the Americas, EMEA, and Asia Pacific, respectively, are presented in Corporate and Other.

AMERICAS REGION

Operating revenue growth in the Americas region was 4.3% in 2008 compared to 2007 and 10.7% in 2007 versus 2006. Excluding the effect of foreign currency translations, operating revenue grew 4.1% in 2008 compared to 2007 and 9.9% in 2007 compared to 2006. The revenue growth in 2008 was driven one-third by Sales Force Effectiveness and more than one-half by Launch, Brand Management and Other. The revenue growth in 2007 was driven more than one-quarter by Sales Force Effectiveness and more than one-half by Portfolio Optimization.

Operating income in the Americas region declined 3.9% in 2008 compared to 2007. Operating income in the Americas region grew 10.1% in 2007 compared to 2006. The operating income decline in 2008 compared to 2007 reflects revenue growth in the region more than offset by increases in operating expenses of $54,000. Excluding the effect of foreign currency translations and the Government Solutions charge (see Note 15 to our Consolidated Financial Statements), non-GAAP operating income declined by 2.8% in 2008 as compared to 2007.

EMEA REGION

Operating revenue in the EMEA region grew 6.4% in 2008 compared to 2007 and 13.9% in 2007 compared to 2006. Excluding the effect of foreign currency translations, operating revenue grew 1.5% in 2008 compared to 2007 and 6.4% in 2007 compared to 2006. The revenue growth in 2008 was driven by Launch, Brand Management and Other. The growth in 2007 was driven more than one-quarter by Launch, Brand Management and Other and more than one-half by Portfolio Optimization.

Operating income in the EMEA region grew 6.6% in 2008 compared to 2007 and 7.5% in 2007 compared to 2006. The operating income growth reflects revenue growth in the region offset by increases in operating expenses of $51,000. Excluding the effect of foreign currency translations, operating income declined by 11.4% in 2008 as compared to 2007.

ASIA PACIFIC REGION

Operating revenue in the Asia Pacific region grew by 12.5% in 2008 compared to 2007 and 9.9% in 2007 compared to 2006. Excluding the effect of foreign currency translations, operating revenue grew 5.0% in 2008 compared to 2007 and 7.9% in 2007 compared to 2006. The revenue growth in 2008 was driven more than two-thirds by Portfolio Optimization and more than one-quarter by Sales Force Effectiveness. Sales Force Effectiveness was responsible for more than one-half and Portfolio Optimization was responsible for more than one-third of the revenue growth in 2007.

Operating income in the Asia Pacific region increased by 9.3% in 2008 compared to 2007 and 4.6% in 2007 compared to 2006. The operating income growth reflects revenue growth in the region offset by increases in operating expenses of $26,000. Excluding the effect of foreign currency translations, operating income grew by 1.1% in 2008 compared to 2007.

How Exchange Rates Affect Our Results

We operate globally, deriving a significant portion of our operating income from non-U.S. operations. As a result, fluctuations in the value of foreign currencies relative to the U.S. dollar may increase the volatility of U.S. dollar operating results. We enter into foreign currency forward contracts to partially offset the effect of currency fluctuations. In 2008, foreign currency translation increased U.S. dollar revenue growth by approximately 3.1 percentage points, while the impact on operating income growth was an approximate increase of 8.4 percentage points. In 2007, foreign currency translation increased U.S. dollar revenue growth by approximately 3.8 percentage points, while the impact on operating income growth was an approximate increase of 0.2 percentage points.

Non-U.S. monetary assets are maintained in currencies other than the U.S. dollar, principally the Euro, the Japanese Yen and the Swiss Franc. Where monetary assets are held in the functional currency of the local entity, changes in the value of these currencies relative to the U.S. dollar are charged or credited to Cumulative translation adjustment in the Consolidated Statements of Shareholders' Equity. The effect of exchange rate changes during 2008 decreased the U.S. dollar amount of Cash and cash equivalents by $14,529. The effect of exchange rate changes during 2007 increased the U.S. dollar amount of Cash and cash equivalents by $17,442. The effect of exchange rate changes during 2006 increased the U.S. dollar amount of Cash and cash equivalents by $5,110.

Liquidity and Capital Resources

Cash and cash equivalents decreased by $2,567 during 2008 to $215,682 at December 31, 2008 compared to $218,249 at December 31, 2007. The decrease reflects cash provided by operating activities of $420,654, partially offset by cash used in investing activities of $178,114, cash used in financing activities of $230,578 and a decrease of $14,529 due to the effects of exchange rate changes.

We currently expect that we will use our Cash and cash equivalents primarily to fund:

- development of software to be used in our new products and capital expenditures to expand and upgrade our information technology capabilities and to build or acquire facilities to house our business (we currently expect to spend approximately $110,000 to $135,000 during 2009 for software development and capital expenditures);
- acquisitions (see Note 4 to our Consolidated Financial Statements);
- dividends to our shareholders (we expect 2009 dividends will be $0.12 per share or approximately $22,000);
- payments of approximately $22,600 related to our fourth quarter 2007 restructuring charge (see Note 6 to our Consolidated Financial Statements);
- payments for tax-related matters, including the D&B Legacy Tax Matters discussed further in Note 15 to our Consolidated Financial Statements. Payments for certain of the D&B Legacy Tax Matters could be up to approximately $20,300 in 2009;
- pension and other postretirement benefit plan contributions (we currently expect contributions to U.S. and non-U.S. pension and other postretirement benefit plans to total approximately $11,000 in 2009) (see Note 10 to our Consolidated Financial Statements); and
- share repurchases (see Note 14 to our Consolidated Financial Statements).

Net cash provided by operating activities amounted to $420,654 for the year ended December 31, 2008, a decrease in cash provided of $46,234 over the comparable period in 2007. The decrease relates to higher 2008 payments and higher 2007 accruals related to the fourth quarter 2007 restructuring plan (See Note 6 to our Consolidated Financial Statements), higher funding of accounts payable and accrued and other current liabilities and lower deferred revenue balances, partially offset by higher net income and lower accounts receivable balances. The decrease in accounts receivable was driven by a decrease in DSO (days sales outstanding) which was approximately 9 days lower in 2008 as compared to 2007 as a result of improved collections and receivables management.

Net cash used in investing activities amounted to $178,114 for the year ended December 31, 2008, a decrease in cash used of $94,094 over the comparable period in 2007. The decrease relates to lower payments for acquisitions of $39,895, lower capital expenditures of $24,830, lower costs for the development of software of $26,312 and proceeds of $5,272 from the sale of capital assets in 2008 as compared to 2007.

Net cash used in financing activities amounted to $230,578 for the year ended December 31, 2008, an increase in cash used of $79,359 over the comparable period in 2007. This increase was due to lower net borrowings of debt of $167,135 and lower proceeds from the exercise of employee stock options of $137,607, partially offset by lower purchase of treasury stock of $228,433 in 2008 as compared to 2007.

Financing activities include cash dividends paid of $0.12 per share annually ($0.03 per share quarterly) in 2008 and 2007, which amounted to $22,183 and $23,886 during 2008 and 2007, respectively. The payments and level of cash dividends by IMS are subject to the discretion of the Board of Directors of IMS. Any future dividends, other than the $0.03 per share dividend for the first quarter of 2009, which was declared by the Board of Directors of IMS in February 2009, will be based on, and affected by, a number of factors, including the operating results and financial requirements of IMS.

IMS, together with two of its wholly-owned subsidiaries and two third-party investors, entered into an agreement (the "LLC Agreement") whereby such third-party investors have contributed $100,000 to, and have held a minority interest in, IMS Health Licensing Associates, L.L.C. (the "LLC"). Under the terms of the LLC Agreement, the third-party investors have the right to take steps that would result in the liquidation of their membership interests in the LLC on June 30, 2009. This right may be accelerated if certain events occur as set forth in the LLC Agreement. If the third-party investors decide to liquidate their ownership interests in the LLC, we will attempt to replace the third-party investors, or if unsuccessful, purchase these ownership interests. See Note 7 to our Consolidated Financial Statements.

Capital and Credit Markets

As the capital and credit markets have worsened, we have performed additional assessments to determine the impact, if any, on our financial statements of recent market developments, including the bankruptcy, restructuring or merging of certain financial companies. Our additional assessments included a review of access to liquidity in the capital and credit markets and financial institution counterparty creditworthiness. Based on our assessment, we currently believe we have sufficient liquidity and access to credit despite the current disruption of the capital and credit markets. However, the recent unprecedented volatility in capital and credit markets may create additional risks in the upcoming years.

Liquidity in the Capital and Credit Markets

We believe we have sufficient liquidity despite the current disruption of the capital and credit markets. We fund our liquidity needs for capital investment, working capital, and other financial commitments through cash flow from continuing operations and our diversified credit facility ($417,105 in aggregate commitment available as of December 31, 2008). While not significant to us to date, disruptions in capital and credit markets may result in increased borrowing costs in the future.

Credit Concentrations

We continually monitor our positions with, and the credit quality of, the financial institutions which are counterparties to our financial instruments and do not anticipate non-performance by the counterparties. We would not have realized a material loss during the year ended December 31, 2008 in the event of non-performance by any one counterparty. In general, we enter into transactions only with financial institution counterparties that have a credit rating of A or better. In addition, we limit the amount of credit exposure with any one institution. Particularly in light of the current credit environment, management will continue to monitor the status of these counterparties and will take action, as appropriate, to further manage its counterparty credit risk.

We maintain accounts receivable balances ($382,776 and $415,926, net of allowances, at December 31, 2008 and 2007, respectively), principally from customers in the pharmaceutical industry.

Our trade receivables do not represent significant concentrations of credit risk at December 31, 2008 due to the credit worthiness of our customers and their dispersion across many geographic areas.

Stock Repurchase Programs

Our share repurchase program has been developed to buy opportunistically, when we believe that our share price provides us with an attractive use of our cash flow and debt capacity.

On December 18, 2007, the Board of Directors authorized a stock repurchase program to buy up to 20,000 shares. As of December 31, 2008, 9,505 shares remained available for repurchase under the December 2007 program.

On December 19, 2006, the Board of Directors authorized a stock repurchase program to buy up to 10,000 shares. This program was completed in November 2007 at a total cost of $287,072.

On January 25, 2006, the Board of Directors authorized a stock repurchase program to buy up to 30,000 shares. This program was completed in May 2007 at a total cost of $799,906.

During 2008, we repurchased 10,495 shares of outstanding Common Stock under these programs at a total cost of $238,046.

During 2007, we repurchased approximately 16,444 shares of outstanding Common Stock under these programs at a total cost of $466,479, including the repurchase of 6,135 shares pursuant to an accelerated share repurchase program ("ASR"). As part of the ASR, we simultaneously entered into a forward contract for the final settlement of the ASR transaction which was indexed to the price of our Common Stock. The ASR agreement provided for the final settlement amount to be in our Common Stock if we were to owe an amount to the bank, or in either cash or additional shares of our Common Stock, at our sole discretion, if the bank were to owe an amount to us. As the agreement required us to deliver shares to the bank for final settlement, the forward contract element qualified for permanent equity classification and the fair value of the forward contract, which was zero at the contract's inception, was recorded in equity in accordance with the provisions of Emerging Issues Task Force ("EITF") 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled In, a Company's Own Stock." Subsequent changes in the fair value of the forward contract were not recorded as we continued to classify the forward contract as equity. Upon completion of the ASR in April 2007, we were required to pay approximately $6,000 in shares, and therefore issued 203 treasury shares, as full settlement of our obligation under the ASR. The total cost of the ASR was approximately $176,000 or $28.68 per share. We funded the ASR through our existing bank credit facilities (see Note 9 to our Consolidated Financial Statements). During 2006, we repurchased approximately 33,931 shares of outstanding Common Stock under these programs at a total cost of $880,407. The 2006 repurchases include the repurchase of 25,000 shares at a total cost of approximately $645,000 or $25.82 per share in January 2006 pursuant to an ASR. As the 2006 ASR provided for the final settlement of the contract in either cash or additional shares of our Common Stock at our sole discretion, the forward contract element of the 2006 ASR, which was indexed to the price of our Common Stock, was treated as permanent equity and subsequent changes in fair value were not recorded in accordance with the provisions of EITF 00-19.

These shares repurchases positively impacted our diluted earnings per share by $0.06, $0.01 and $0.08 for the years ended December 31, 2008, 2007 and 2006, respectively.

Shares acquired through our repurchase programs described above are open-market purchases or privately negotiated transactions in compliance with SEC Rule 10b-18, with the exception of purchases pursuant to the 2006 and 2007 ASR.

Under our Restated Certificate of Incorporation as amended, we have authority to issue 820,000 shares with a par value of $.01 per share of which 800,000 represent shares of Common Stock, 10,000 represent shares of preferred stock and 10,000 represent shares of Series Common Stock. The preferred stock and Series Common Stock can be issued with varying terms, as determined by the Board of Directors.

Debt

In recent years, we have increased debt levels to balance appropriately the objective of generating an attractive cost of capital with providing us with a reasonable amount of financial flexibility. At December 31, 2008, our debt totaled $1,404,199, and management does not believe that this level of debt poses a material risk to us due to the following factors:

- in each of the last three years, we have generated strong net cash provided by operating activities in excess of $350,000;
- at December 31, 2008, we had $215,682 in worldwide cash and cash equivalents;
- at December 31, 2008, we had $417,105 of unused debt capacity under our existing bank credit facilities; and
- we believe that we have the ability to obtain additional debt capacity outside of our existing debt arrangements.

The following table summarizes our long-term debt at December 31, 2008 and December 31, 2007:

	2008	2007
4.6% Private Placement Notes, principal payment of $150,000 due January 2008, net of interest rate swaps of $(981)	$ —	$ 149,019
5.58% Private Placement Notes, principal payment of $105,000 due January 2015	**105,000**	—
5.99% Private Placement Notes, principal payment of $135,000 due January 2018	**135,000**	—
5.55% Private Placement Notes, principal payment of $150,000 due April 2016	**150,000**	150,000
1.70% Private Placement Notes, principal payment of 34,395,000 Japanese Yen due January 2013	**381,304**	300,787
Revolving Credit Facility:		
Japanese Yen denominated borrowings at average floating rates of approximately 1.35%	**435,895**	397,973
Swiss Franc denominated borrowings	—	54,730
U.S. Dollar denominated borrowings at average floating rates of approximately 1.37%	**147,000**	100,700
Bank Term Loan, principal payment of $50,000 due June 2010 at average floating rate of approximately 0.78%	**50,000**	50,000
Total Long-Term Debt	**$1,404,199**	$1,203,209

In February 2008, we closed a private placement transaction pursuant to which we issued $105,000 of seven-year debt at a fixed rate of 5.58%, and $135,000 of ten-year debt at a fixed rate of 5.99% to several highly rated insurance companies. We used the proceeds for share repurchases (see Note 14 to our Consolidated Financial Statements) and to refinance existing debt.

In July 2006, we entered into a $1,000,000 revolving credit facility with a syndicate of 12 banks ("Revolving Credit Facility") replacing our existing $700,000 facility. The terms of the Revolving Credit Facility extended the maturity of the facility in its entirety to a term of five years, maturing July 2011, reduced the borrowing margins, and increased subsidiary borrowing limits. Total borrowings under the Revolving Credit Facility were $582,895 and $553,403 at December 31, 2008 and December 31, 2007, respectively, all of which were classified as long-term. We define long-term lines as those where the lines are non-cancellable for more than 365 days from the balance sheet date by the financial institutions except for specified, objectively measurable violations of the provisions of the agreement. In general, rates for borrowing under the Revolving Credit Facility are LIBOR plus 40 basis points and can vary based on our Debt to EBITDA ratio. The weighted average interest rates for our lines were 1.36% and 2.16% at December 31, 2008 and December 31, 2007, respectively. In addition, we are required to pay a commitment fee on any unused portion of the facilities of 0.01%. At December 31, 2008, we had approximately $417,105 available under our existing bank credit facilities.

In June 2006, we closed a $50,000 three-year term loan with a bank. The term loan allows us to borrow at a floating rate with a lower borrowing margin than our revolving credit facility. The term loan also provides us with two one-year options to extend the term at our discretion. In August 2008, we exercised the first one-year option to extend the term through June 2010. We used the proceeds to refinance existing debt borrowed under the revolving credit facility.

In April 2006, we closed a private placement transaction pursuant to which we issued $150,000 of ten-year notes to two highly rated insurance companies at a fixed rate of 5.55%. We used the proceeds to refinance existing debt of $150,000 drawn under a short term credit agreement with a bank in January 2006.

In January 2006, we closed a private placement transaction pursuant to which our Japanese subsidiary issued 34,395,000 Japanese Yen seven-year debt (equal to $300,000 at date of issuance) to several highly rated insurance companies at a fixed rate of 1.70%. We used the proceeds to refinance existing debt in Japan.

In January 2003, we closed a private placement transaction pursuant to which we issued $150,000 of five-year debt to several highly rated insurance companies at a fixed rate of 4.60%. We used the proceeds to pay down existing short-term debt. We also swapped $100,000 of our fixed rate debt to floating rate based on six-month LIBOR plus a margin of approximately 107 basis points. We accounted for these swaps as fair value hedges. We determined the fair values based on estimated prices quoted by financial institutions. The fair values of these swaps were $(981) as of December 31, 2007. These notes and the related swaps matured and were paid off in January 2008. Although these notes were due within 365 days at December 31, 2007, we classified the notes as long-term at December 31, 2007 as we had the ability and intent to refinance these notes with another long-term debt arrangement.

Our financing arrangements provide for certain covenants and events of default customary for similar instruments, including in the case of our main bank arrangements, the private placement transactions, and the term loan, covenants to maintain specific ratios of consolidated total indebtedness to EBITDA and of EBITDA to certain fixed charges. At December 31, 2008, we were in compliance with these financial debt covenants.

Severance, Impairment and Other Charges

During the fourth quarter of 2008, we recorded $9,408 of non-cash impairment charges as a component of operating income related to the write-off of certain capitalized software assets in our EMEA and Asia Pacific regions. This was the result of the discontinuation of certain IMS products at the end of 2008.

In response to healthcare marketplace dynamics, during the fourth quarter of 2007, we committed to a restructuring plan designed to eliminate approximately 1,070 positions worldwide in production and development, sales, marketing, C&S and administration. The plan also included the write-down of two impaired computer software assets and related contract payments to be incurred with no future economic benefit based on our decision to abandon certain products in our EMEA region. As a result, we recorded $88,690 of Severance, impairment and other charges as a component of operating income in the fourth quarter of 2007. The severance benefits were calculated pursuant to the terms of established employee protection plans, in accordance with local statutory minimum requirements or individual employee contracts, as applicable.

These charges were designed to strengthen client-facing operations worldwide, increase our operating efficiencies and streamline our cost structure. Some of the initiatives included in this plan are designed to better align our resources to help clients manage for change in a challenging climate.

The severance and contract payments portion of the charge was approximately $75,043 and will all be settled in cash. To date, termination actions under this plan have been substantially completed.

	Severance related reserves	Contract related reserves	Asset write-downs	Currency translation adjustments	Total
Charge at December 31, 2007	$ 71,583	$ 3,460	$ 13,647	$ —	$ 88,690
2007 utilization	—	—	(13,647)	—	(13,647)
2008 utilization	(48,645)	(2,150)	—	—	(50,795)
Currency translation adjustment	—	—	—	(1,618)	(1,618)
Balance at December 31, 2008	$ 22,938	$ 1,310	$ —	$(1,618)	$ 22,630

We currently expect that cash outlays will be applied against the $22,630 balance remaining in the 2007 fourth quarter charge at December 31, 2008 as follows:

Year Ended December 31,	Outlays
2009	$21,204
2010	1,231
2011	195
Total	$22,630

During the fourth quarter of 2001, we completed the assessment of our Competitive Fitness Program. This program was designed to streamline operations, increase productivity and improve client service. In connection with this program, we recorded $94,616 of Severance, impairment and other charges during the fourth quarter of 2001 as a component of operating income. As of December 31, 2008, approximately $1,105 remains to be utilized from 2008 to 2013 related to severance payments.

In the first quarter of 2007, we reversed $640 of contract-related reserves from the fourth quarter 2001 charge due primarily to the termination and settlement of exit related costs for an impaired lease. These amounts were reversed against Selling and administrative expenses in the Consolidated Statements of Income.

	Severance related reserves	Contract Related reserves	Asset write-downs	Total
Charge at December 31, 2001	$ 39,652	$ 26,324	$ 28,640	$ 94,616
2001 – 2005 utilization	(37,070)	(22,315)	(29,602)	(88,987)
2006 utilization	(264)	(1,887)	—	(2,151)
2007 utilization	(263)	(1,208)	—	(1,471)
2007 reversals	—	(640)	—	(640)
2008 utilization	(262)	—	—	(262)
Adjustments	(688)	(274)	962	—
Balance at December 31, 2008	$ 1,105	$ —	$ —	$ 1,105

We currently expect that the $1,105 balance remaining in the 2001 fourth quarter charge will be utilized as follows:

Year Ended December 31,	Outlays
2009	$ 262
2010	262
2011	262
2012	262
2013	57
Total	$1,105

Contractual Obligations

Our contractual obligations include facility leases, agreements to purchase data and telecommunications services, leases of certain computer and other equipment and projected pension and other postretirement benefit plan contributions. At December 31, 2008, the minimum annual payment under these agreements and other contracts that have initial or remaining non-cancelable terms in excess of one year are as listed in the following table:

	Year						
	2009	2010	2011	2012	2013	Thereafter	Total
Operating Leases(1)	$ 36,805	$ 33,017	$ 30,343	$ 26,461	$ 17,925	$ 45,179	$ 189,730
Data Acquisition and Telecommunication Services(2)	165,405	109,368	71,567	35,867	18,400	61	400,668
Computer and Other Equipment Leases(3)	17,059	10,911	4,723	1,187	90	649	34,619
Projected Pension and Other Postretirement Benefit Plan Contributions(4)	11,410	—	—	—	—	—	11,410
Long-term Debt(5)	33,798	33,798	662,550	25,512	403,845	412,271	1,571,774
Other Long-term Liabilities Reflected on Consolidated Balance Sheet(6)	34,056	14,749	14,279	17,182	16,906	104,741	201,913
Total	$298,533	$201,843	$783,462	$106,209	$457,166	$562,901	$2,410,114

(1) Rental expense under real estate operating leases for the years 2008, 2007 and 2006 was $35,028, $35,646 and $26,073, respectively.

(2) Expense under data and telecommunications contracts for the years 2008, 2007 and 2006 was $182,819, $165,230 and $145,082, respectively.

(3) Rental expense under computer and other equipment leases for the years 2008, 2007 and 2006 was $20,723, $24,299 and $23,021, respectively. These leases are frequently renegotiated or otherwise changed as advancements in computer technology produce opportunities to lower costs and improve performance.

(4) Our contributions to pension and other postretirement benefit plans for the years 2008, 2007 and 2006 were $12,120, $9,473 and $17,964, respectively. The estimated contribution amount shown for 2009 includes both required and discretionary contributions to funded plans as well as benefit payments from unfunded plans. The majority of the expected contribution shown for 2009 is required.

(5) Amounts represent the principal balance plus estimated interest expense based on current interest rates under our long-term debt (see Note 9 to our Consolidated Financial Statements).

(6) Includes estimated future funding requirements related to pension and postretirement benefits (see Note 10 to our Consolidated Financial Statements) and the long-term portions of the 2001 severance, impairment and other charges (see Note 6 to our Consolidated Financial Statements). As the timing of future cash outflows is uncertain, the following long-term liabilities (and related balances) are excluded from the above table: long-term tax liabilities ($11,850), deferred taxes ($69,271), FIN 48 tax liability ($94,281) and other sundry items ($7,715).

Under the terms of certain purchase agreements related to acquisitions made since 2002, we may be required to pay additional amounts as contingent consideration based on the achievement of certain performance related targets during 2008 and 2009. Substantially all of these additional payments will be recorded as goodwill in accordance with EITF No. 95-8, "Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination." We paid approximately $19,300 under these contingencies during 2008. Based on current estimates, we expect that additional contingent consideration under these agreements may total approximately $3,300. It is expected that these contingencies will be resolved within a specified time period after the end of each respective calendar year for 2008 and 2009.

Off-Balance Sheet Obligations

As of December 31, 2008, we did not have any off-balance sheet arrangements (as defined in Item 303(a)(4)(ii) of SEC Regulation S-K) that have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Market Risk

Our primary market risks are the impact of foreign exchange fluctuations on non-dollar-denominated revenue and the impact of interest rate fluctuations on interest expense.

We transact business in more than 100 countries and are subject to risks associated with changing foreign exchange rates. Our objective is to reduce earnings and cash flow volatility associated with foreign exchange rate changes. Accordingly, we enter into foreign currency forward contracts to minimize the impact of foreign exchange movements on net income, non-U.S. dollar anticipated royalties, and on the value of non-functional currency assets and liabilities.

It is our policy to enter into foreign currency transactions only to the extent necessary to meet our objectives as stated above. We do not enter into foreign currency transactions for investment or speculative purposes. The principal currencies hedged are the Euro, the Japanese Yen, the British Pound, the Swiss Franc and the Canadian Dollar.

The contractual value of our hedging instruments was approximately $409,090 at December 31, 2008. The fair value of these hedging instruments is subject to change as a result of potential changes in foreign exchange rates. We assess our market risk based on changes in foreign exchange rates utilizing a sensitivity analysis. The sensitivity analysis measures the potential loss in fair values based on a hypothetical 10% change in currency rates. The potential loss in fair value for foreign exchange rate-sensitive instruments, all of which were foreign currency forward contracts, based on a hypothetical 10% decrease in the value of the U.S. dollar or, in the case of non-dollar-related instruments, the currency being purchased, was $16,252 at December 31, 2008. However, the change in the fair value of foreign exchange rate-sensitive instruments would likely be offset by a change in the fair value of the asset or liability being hedged. The estimated fair values of the foreign exchange risk management contracts were determined based on quoted market prices.

We also borrow funds and since the interest rate associated with those borrowings changes over time, we are subject to interest rate risk. We have not hedged all of this exposure. We assess our market risk based on changes in interest rates utilizing a sensitivity analysis. The sensitivity analysis measures the increase in annual interest expense based on a hypothetical 1% increase in interest rates. This would have amounted to approximately $5,569 at December 31, 2008.

Forward-Looking Statements and Risk Factors

This Annual Report on Form 10-K, as well as information included in oral statements or other written statements made or to be made by us, contain statements that, in our opinion, may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The words such as "believe," "expect," "anticipate," "intend," "plan," "foresee," "likely," "project," "estimate," "will," "may," "should," "future," "predicts," "potential," "continue" and similar expressions identify these forward-looking statements, which appear in a number of places in this Annual Report on Form 10-K and include, but are not limited to, all statements relating to plans for future growth and other business development activities as well as capital expenditures, financing sources, dividends and the effects of regulation and competition, foreign currency conversion and all other statements regarding our intent, plans, beliefs or expectations or those of our directors or officers. Investors are cautioned that such forward-looking statements are not assurances for future performance or events and involve risks and uncertainties that could cause actual results and developments to differ materially from those covered in such forward-looking statements. These risks and uncertainties include, but are not limited to:

- risks associated with operating on a global basis, including fluctuations in the value of foreign currencies relative to the U.S. dollar, and the ability to successfully hedge such risks—we derived approximately 64% of our operating revenue in 2008 from non-U.S. operations;
- deterioration in economic conditions, particularly in the pharmaceutical, healthcare or other industries in which our customers operate;
- regulatory, legislative and enforcement initiatives to which we are or may become subject relating particularly to tax and to medical privacy and the collection and dissemination of data and, specifically, non-patient identifiable information, e.g., prescriber identifiable information, or to the process of anonymizing data;
- the imposition of additional restrictions on our use of or access to data, or the refusal by data suppliers to provide data to us;
- conditions in the securities markets that may affect the value or liquidity of portfolio investments; and management's estimates of lives of assets, recoverability of assets, fair market value, estimates of liabilities and accrued income tax benefits and liabilities;
- to the extent unforeseen cash needs arise, the ability to obtain financing on favorable terms, or at all during adverse credit market conditions;
- to the extent we seek growth through acquisitions, alliances or joint ventures, the ability to identify, consummate and integrate acquisitions, alliances and joint ventures on satisfactory terms;
- our ability to develop new or advanced technologies, including sophisticated information systems, software and other technology used to deliver our products and services and to do so on a timely and cost-effective basis, and the exposure to the risk of obsolescence or incompatibility of these technologies with those of our customers or suppliers; our ability to maintain effective security measures for our computer and communications systems; and failures or delays in the operation of our computer or communications systems;
- consolidation in the pharmaceutical industry and the other industries in which our customers operate;
- our ability to successfully maintain historic effective tax rates;
- our ability to maintain and defend our intellectual property rights in jurisdictions around the world;

- competition, particularly in the markets for pharmaceutical information;
- regulatory, legislative and enforcement initiatives to which our customers in the pharmaceutical industry are or may become subject restricting the prices that may be charged for prescription or other pharmaceutical products or the manner in which such products may be marketed or sold; and
- terrorist activity, epidemics, credit market disruptions or other conditions that could disrupt commerce, the threat of any such conditions, and responses to and results of such conditions and threats, including but not limited to effects, domestically and/or internationally, on us, our personnel and facilities, our customers and suppliers, financial markets and general economic conditions.

Consequently, all of the forward-looking statements we make in this document are qualified by the information contained herein, including, but not limited to, the information contained under this heading and our Consolidated Financial Statements and notes thereto and by the material set forth under the headings "Business" and "Risk Factors" in Part I, Items 1 and 1A, respectively, of this Annual Report on Form 10-K. We are under no obligation to publicly release any revision to any forward-looking statement contained or incorporated herein to reflect any future events of occurrences.

Critical Accounting Policies

Note 2 to the Consolidated Financial Statements includes a summary of the significant accounting policies and methods used in the preparation of our Consolidated Financial Statements. Following is a brief discussion of the more significant accounting policies and methods used by us.

Management's discussion and analysis of its financial condition and results of operations are based upon its Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America.

The preparation of financial statements and related disclosures in accordance with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and the related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates. The most significant estimates relate to allowances, valuation of work-in-process inventories, investments, depreciation of fixed assets including salvage values, carrying value of goodwill and intangible assets, provision for income taxes and tax assets and liabilities, reserves for severance, pensions, employee benefits, stock-based compensation, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The accounting estimates used in the preparation of our Consolidated Financial Statements will change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. Actual results could vary from the estimates and assumptions used in the preparation of the accompanying Consolidated Financial Statements.

We believe the following critical policies affect our more significant judgments and estimates used in the preparation of our Consolidated Financial Statements.

REVENUE RECOGNITION. We recognize revenue when the following criteria have been met: 1) persuasive evidence of an arrangement exists; 2) delivery has occurred or services have been rendered; 3) the seller's price to the buyer is fixed or determinable; and 4) collectibility is reasonably assured.

We offer various I&A products developed to meet our customers' needs by using data secured from a worldwide network of suppliers. Our revenue arrangements may include multiple elements as defined in EITF 00-21, "Revenue Arrangements with Multiple Deliverables." A typical I&A arrangement (primarily under fixed-price contracts) may include an ongoing subscription-based deliverable for which revenue is recognized ratably as earned over the contract period, and/or a one-time delivery of historical data ("backdata") for which revenue is recognized upon delivery, assuming all other criteria are met. These deliverables qualify as separate units of accounting as each has value on a standalone basis to the customer, objective and reliable evidence of fair value for any undelivered item(s) exists, and where the arrangement includes a general right of return relative to the delivered item(s), delivery of the undelivered item(s) is probable and within our control. We allocate revenue to each element within our arrangements based upon their respective relative fair values. Fair values for these elements are based upon the normal pricing practices for ongoing subscriptions and backdata when sold separately. We defer revenue for any undelivered elements, and recognize revenue when the product is delivered or over the period in which the service is performed, in accordance with our revenue recognition policy for such element as noted above. If we cannot objectively determine the fair value of any undelivered element, revenue is deferred until all elements are delivered and services have been performed, or until fair value can objectively be determined for any remaining undelivered elements.

We also offer evidenced-based solutions that allow our clients to make informed business decisions. These C&S offerings provide assistance with the analysis of our I&A products. Our C&S offerings are not typically bundled with our I&A offerings noted above. Revenues for certain of these arrangements are recognized on a straight-line basis over the term of the arrangement. Revenues for time and material contracts are recognized as the services are provided. Revenues for fixed price contracts are recognized either over the contract term based on the ratio of the number of hours incurred for services provided during the period compared to the total estimated hours to be incurred over the entire arrangement (efforts based), or upon delivery.

We enter into barter transactions in the normal course in which we exchange data for data, or data for other services such as advertising, software licenses and panel recruitment. We recognize revenue from barter transactions as our products are delivered or services are performed. The related barter expense is recognized as the products or services are utilized by us, the majority of which is in the same accounting period as the related barter revenue. Barter transactions are valued based on either the fair value of the products or services received by us or the fair value of the information or services delivered to customers, whichever is more clearly evident. Our barter revenues have accounted for approximately 4% to 5% of total consolidated revenues in each of the three years ended December 31, 2008.

We present our revenues net of taxes assessed by government authorities.

Payment terms vary by customer, but are typically stipulated in the contract and are generally net 30 days from date of invoice. We generally do not offer extended payment terms. Advance payments from customers are credited to Deferred revenues and reflected in Operating Revenue as earned over the contract term. Included in Accounts receivable, net in the Consolidated Statements of Financial Position are unbilled receivables, which represent revenues for products delivered or services performed that have not yet been invoiced to the customer. Unbilled receivables are generally invoiced within the following month.

For further discussion of our products and services please refer to the "Our Products and Services" disclosure contained in Part I, Item 1. Business section of this Annual Report on Form 10-K.

OPERATING COSTS OF INFORMATION AND ANALYTICS. Operating costs of I&A include costs of data, data collection and processing and costs attributable to personnel involved in production, data management and delivery of our I&A offerings.

One of our major expenditures is the cost for the data we receive from suppliers. After receipt of the raw data and prior to the data being available for use in any part of our business, we are required to transform the raw data into useful information through a series of comprehensive processes. These processes involve significant employee costs and data processing costs.

Costs associated with our purchases are deferred within work-in-process inventory and recognized as expense as the corresponding data product revenue is recognized by us, generally over a thirty to sixty day period.

DIRECT AND INCREMENTAL COSTS OF CONSULTING AND SERVICES. Direct and incremental costs of C&S include the costs of our consulting staff directly involved with delivering revenue generating engagements, related accommodations and the costs of primary market research data purchased specifically for certain individual C&S engagements. Although our data is used in multiple customer solutions across different offerings within both I&A and C&S, we do not have a meaningful way to allocate the direct cost of the data between I&A and C&S revenues. As such, the direct and incremental costs of C&S do not reflect the total costs incurred to deliver our C&S revenues.

Costs associated with our time and material and fixed-price C&S contracts are recognized as incurred.

PENSIONS AND OTHER POSTRETIREMENT BENEFITS. We provide a number of retirement benefits to our employees, including defined benefit pension plans and postretirement medical plans. We account for these plans in accordance with SFAS No. 87, "Employers' Accounting for Pensions," SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits" and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," respectively, and accordingly, the determination of benefit obligations and expense is based on actuarial models. In order to measure benefit costs and obligations using these models, critical assumptions are made with regard to the discount rate, expected return on plan assets, cash balance crediting rate, lump sum conversion rate and the assumed rate of compensation increases. In addition, retiree medical care cost trend rates are a key assumption used exclusively in determining costs under SFAS No. 106. Management reviews these critical assumptions at least annually. Other assumptions involve demographic factors such as the turnover, retirement and mortality rates. Management reviews these assumptions periodically and updates them when our experience deems it appropriate to do so.

The discount rate is the rate at which the benefit obligations could be effectively settled. For U.S. plans, the discount rate is determined by matching the plans' expected cash flow (determined on a projected benefit obligation basis) with spot rates developed from a yield curve comprised of high-grade (Moody's Aa and above) non-callable corporate bonds to develop the present value of the expected cash flow, and then determining the single rate (discount rate) which when applied to the expected cash flow derives that same present value. In the U.K. specifically, the discount rate is based on the current yield of the iBoxx Corporate GBP Aa over 15 year bond index, which is an index of high quality corporate bonds. For the other non-U.S. plans, the discount rate is based on the current yield of an index of high quality corporate bonds. At December 31, 2008, we decreased the discount rate from 6.25% at December 31, 2007 to 6.00% for our U.S. pension plans and postretirement benefit plan and increased the discount rate for our U.K. pension plan from 5.75% to 6.00%. The U.S. and U.K. plans represent 97% of the consolidated benefit obligation as of December 31, 2008. The discount rate in other non-U.S. countries increased, where the range of applicable discount rates at December 31, 2008 was 2.2% – 25.0%. These smaller non-U.S. plans constitute only 3% of the consolidated benefit obligation at December 31, 2008. As a sensitivity measure, the 25 basis point increase in the discount rate for our U.S. plan is not expected to have a material effect on the Consolidated Statements of Income. For our U.K. plan, a 25 basis point increase in the discount rate, absent any offsetting changes in other assumptions, would result in a decrease in pension expense of approximately $727 within the Consolidated Statements of Income.

Foreign exchange rates are used to convert non-US plan benefit obligations and assets from local currency to U.S. dollars. The effect of exchange rate changes during 2008 decreased benefit obligations and plan assets by approximately $44,400 and $36,000, respectively. The decrease in benefit obligation and plan assets is primarily due to a drop in the value of the British Pound. The exchange rates used to convert the U.K. benefit obligation and plan assets decreased by 35% from December 31, 2007 to December 31, 2008. The U.K. benefit obligation and plan assets represent approximately 40% of the consolidated benefit obligation and plan assets as of December 31, 2008.

Under the U.S. qualified retirement plan, participants have a notional retirement account that increases with pay and investment credits. The rate used to determine the investment credit (cash balance crediting rate) varies monthly and is equal to 1/12th of the yield on 30-year U.S. Government Treasury Bonds, with a minimum of 0.25%. At retirement, the account is converted to a monthly retirement benefit.

In selecting an expected return on plan asset assumption, we consider the returns being earned by the plan assets in the fund, the rates of return expected to be available for reinvestment and long-term economic forecasts for the type of investments held by the plan. At January 1, 2009, the expected return on plan assets for the U.S. pension plans is 8.50%, which is unchanged versus January 1, 2008. Outside the U.S. the range of applicable expected rates of return is 1.5% – 7.5% as of January 1, 2009 versus a range of 1.5% – 8.0% as of January 1, 2008. The actual return on plan assets will vary from year to year versus this assumption. We believe it is appropriate to use long-term expected forecasts in selecting the expected return on plan assets. As such, there can be no assurance that our actual return on plan assets will approximate the long-term expected forecasts. The expected return on assets (“EROA”) was $31,454 and $29,273 and the actual loss on assets was ($90,414) and $17,597, respectively, for the years ended December 31, 2008 and 2007. As a sensitivity measure, a 25 basis point change in the EROA assumption for our U.S. plan, absent any offsetting changes in other assumptions, would result in approximately $397 of an increase or decrease in pension expense within the Consolidated Statements of Income. For our U.K. plan, a 25 basis point change in the EROA assumption, absent any offsetting changes in other assumptions, would result in approximately $332 of an increase or decrease in pension expense within the Consolidated Statements of Income. While we believe that the assumptions used are reasonable, differences in actual experience or changes in assumptions may materially affect our pension and postretirement obligations and future expense. During 2008, plan assets experienced significant losses, which were primarily due to unfavorable returns on equity securities. As a result of these unfavorable returns, pension cost will increase in future periods.

We utilize a corridor approach to amortizing unrecognized gains and losses in the pension and postretirement plans. Amortization occurs when the accumulated unrecognized net gain or loss balance exceeds the criterion of 10% of the larger of the beginning balances of the projected benefit obligation or the market-related value of the plan assets. The excess unrecognized gain or loss balance is then amortized using the straight-line method over the average remaining service-life of active employees expected to receive benefits. At December 31, 2008, the weighted-average remaining service-life of active employees was 10.50 years.

During fiscal 2008, we contributed $12,390 to our pension and postretirement benefit plans which included voluntary contributions above the minimum requirements for the pension plans. We currently expect to contribute $10,200 in required contributions and $1,100 in discretionary contributions to our pension and postretirement benefit plans during fiscal 2009. We may make additional contributions into our pension plans in fiscal 2009 depending on, among other factors, how the funded status of those plans changes and in order to meet minimum funding requirements as set forth in employee benefit and tax laws, plus additional amounts we may deem to be appropriate.

At December 31, 2008, the projected benefit obligation exceeded the fair value of assets in our pension plans by $52,237.

We adopted SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R)," ("SFAS 158") as of December 31, 2006 (see Note 10 to our Consolidated Financial Statements). Under SFAS 158, gains and losses, prior service costs and credits, and any remaining transition amounts under SFAS 87 and SFAS 106 that have not yet been recognized through net periodic benefit cost will be recognized in other comprehensive income ("OCI"), except in 2006 when it was recognized in accumulated other comprehensive income ("AOCI"), a component of shareholders' equity, net of tax effects. The measurement date, the date at which the benefit obligation and plan assets are measured, is required to be the company's fiscal year end consistent with the Company policy. SFAS 158 was effective for publicly-held companies for fiscal years ending after December 15, 2006, except for the measurement date provisions, which were effective for fiscal years ending after December 15, 2008. As of January 1, 2008, we utilize a fiscal year end measurement date for all plans.

The adoption of SFAS 158 reduced our Shareholders' Equity (within AOCI) at December 31, 2006 by approximately $57,053 on an after tax basis, with a corresponding increase of approximately $17,598 in the deferred tax asset (within Other assets). SFAS 158 also had the effect of reducing Other assets, increasing Postretirement and post employment benefits and Accrued and other current liabilities by approximately $74,651 in total. SFAS 158 does not affect the results of operations.

Additional information on pension and other postretirement benefit plans is contained in Note 10 to the Consolidated Financial Statements.

COMPUTER SOFTWARE. Direct costs incurred in the development of our external-use computer software are capitalized in accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed." Research and development costs incurred to establish technological feasibility of a computer software product are expensed in the periods in which they are incurred. Capitalization ceases and amortization starts when the product is available for general release to customers. External-use computer software costs are amortized on a product by product basis generally over three to seven years. Annual amortization is the greater of the amount computed using (a) the ratio of current gross revenues for a product to the total of current and anticipated future gross revenues for that product, or (b) the straight-line method over the remaining estimated economic life of the product. We periodically review the unamortized capitalized costs of our computer software based on a comparison of the carrying value of the software with its estimated net realizable value. We recognize immediately any impairment losses on external-use software as a result of our review, or upon our decision to discontinue a product. See Note 5 to our Consolidated Financial Statements.

We capitalize internal-use software costs in accordance with Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Capitalized internal-use software costs are amortized on a straight-line basis generally over three to five years.

GOODWILL. Goodwill represents the excess purchase price over the fair value of identifiable net assets of businesses acquired, and in accordance with the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets," is not amortized. We review the recoverability of goodwill annually (or based on any triggering event) by comparing the estimated fair values (based on discounted cash flow analysis) of reporting units with their respective net book values. If the carrying amount of the reporting unit exceeds its fair value, the goodwill impairment loss is measured as the excess of the carrying value of goodwill over its fair value. We completed our annual impairment tests as of September 30, 2008, 2007 and 2006 and were not required to recognize any goodwill impairment charges. Due to market conditions during the fourth quarter of 2008, at December 31, 2008 we reviewed our goodwill impairment analysis and determined that no trigger event had occurred subsequent to September 30, 2008 requiring us to update our goodwill impairment test. See Note 5 of our Consolidated Financial Statements.

OTHER LONG-LIVED ASSETS. We review the recoverability of our long-lived assets and finite-lived identifiable intangibles held and used whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In general, the assessment of possible impairment is based on our ability to recover the carrying value of the asset from the undiscounted expected future cash flows of the asset. If the future cash flows are less than the carrying value of such asset, an impairment charge is recognized for the difference between the estimated fair value and the carrying value.

INCOME TAXES. We operate in more than 100 countries around the world and our earnings are taxed at the applicable income tax rate in each of those countries. We provide for income taxes utilizing the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each balance sheet date, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. If it is determined that it is more likely than not that future tax benefits associated with a deferred tax asset will not be realized, a valuation allowance is provided. In the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of our net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should we determine that we would not be able to realize all or part of our net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period that includes the enactment date. While we intend to continue to seek global tax planning initiatives, there can be no assurance that we will be able to successfully identify and implement such initiatives to reduce or maintain our overall tax rate.

FOREIGN CURRENCY TRANSLATION. We have significant investments in non-U.S. countries. Therefore, changes in the value of foreign currencies affect our Consolidated Financial Statements when translated into U.S. dollars. For all operations outside the United States of America where we have designated the local currency as the functional currency, assets and liabilities are translated using end-of-period exchange rates; revenues, expenses and cash flows are translated using average rates of exchange. For these countries, currency translation adjustments are accumulated in a separate component of Shareholders' Equity, whereas transaction gains and losses are recognized in Other income (expense), net. For operations in countries that are considered to be highly inflationary or where the U.S. dollar is designated as the functional currency, monetary assets and liabilities are remeasured using end-of-period exchange rates, whereas non-monetary accounts are remeasured using historical exchange rates, and all remeasurement and transaction adjustments are recognized in Other income (expense), net.

STOCK-BASED COMPENSATION. On January 1, 2006, we adopted SFAS No. 123 (revised 2004), "Share-Based Payment," ("SFAS 123R") which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and non-employee directors including employee stock options, restricted stock, restricted stock units and employee stock purchases related to the Employee Stock Purchase Plan based on estimated fair values. SFAS 123R supersedes our previous accounting under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") for periods beginning in fiscal 2006. In March 2005, the SEC issued SAB No. 107 ("SAB 107") relating to SFAS 123R. We have applied the provisions of SAB 107 in our adoption of SFAS 123R.

We adopted SFAS 123R using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006, the first day of our fiscal year 2006. Our Consolidated Financial Statements for the years ended December 31, 2007 and 2008 reflect the impact of SFAS 123R. In accordance with the modified prospective transition method, our Consolidated Financial Statements for prior periods have not been retrospectively adjusted to reflect, and do not include, the impact of SFAS 123R. See Note 11 to our Consolidated Financial Statements for additional information.

SFAS 123R requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service period of the award in our Consolidated Statements of Income. Prior to the adoption of SFAS 123R, we accounted for stock-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). Under the intrinsic value method, stock-based compensation expense had been recognized in our Consolidated Statements of Income only for stock option modifications and restricted stock units because the exercise price of our stock options granted to employees and directors equaled the fair market value of the underlying stock at the date of grant.

Stock-based compensation expense recognized during the period is based on the value of the portion of share-based payment awards that is ultimately expected to vest during the period. Stock-based compensation expense recognized in our Consolidated Statements of Income for fiscal years 2008, 2007 and 2006 included compensation expense for share-based payment awards granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123, and compensation expense for the share-based payment awards granted subsequent to January 1, 2006 based on the grant date fair value estimated in accordance with the provisions of SFAS 123R. Prior to the adoption of SFAS 123R, we used the straight-line method of attributing the value of stock-based compensation and continued to use that method after the adoption. As stock-based compensation expense recognized in the Consolidated Statements of Income for fiscal years 2008, 2007 and 2006 are based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. See Note 11 to our Consolidated Financial Statements for additional information.

COMPUTATION OF NET INCOME PER SHARE. Basic net income per share is computed using the weighted-average number of common shares outstanding during the period. Diluted net income per share is computed using the weighted-average number of common shares and dilutive potential common shares outstanding during the period. Dilutive potential common shares primarily consist of employee stock options and restricted stock units.

Employee equity share options, restricted stock units and similar equity instruments granted by us are treated as potential common shares outstanding in computing diluted earnings per share. Diluted shares outstanding include restricted stock units and the dilutive effect of in-the-money options which is calculated based on the average share price for each fiscal period using the treasury stock method. Under the treasury stock method, the amount the employee must pay for exercising stock options, the amount of compensation cost for future service that we have not yet recognized, and the amount of benefits that would be recorded in additional paid-in capital when the award becomes deductible for tax purposes are assumed to be used to repurchase shares.

LEGAL COSTS. Legal costs in connection with loss contingencies are expensed as incurred.

Recently Issued Accounting Standards

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." This statement defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The adoption of SFAS No. 157, effective January 1, 2008, did not have a material impact on our financial position, results of operations or cash flows. In February 2008, the FASB issued Staff Positions No. FAS 157-1 and No. FAS 157-2 which delayed the effective date of SFAS No. 157 for one year for certain non-financial assets and liabilities and removed certain leasing transactions from its scope. The adoption of Staff Positions No. FAS 157-1 and No. 157-2, effective January 1, 2009, is not expected to have a material impact on our financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115." This statement permits entities to choose to measure many financial instruments and certain other items at fair value. Entities shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. This statement is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The adoption of SFAS No. 159, effective January 1, 2008, did not have a material impact on our financial position, results of operations or cash flows as we did not elect the fair value measurement option for any additional financial instruments or other items.

In December 2007, the FASB issued SFAS No. 141R, "Business Combinations." This statement establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. This statement also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. This statement is effective for fiscal years beginning after December 15, 2008. The impact on our financial results will be dependent on the terms and conditions of acquisitions consummated on or after January 1, 2009, the effective date for us.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an Amendment of ARB No. 51." This statement establishes accounting and reporting standards pertaining to ownership interests in subsidiaries held by parties other than the parent, the amount of net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest, and the valuation of any retained noncontrolling equity investment when a subsidiary is deconsolidated. This statement also establishes disclosure requirements that identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. This statement is effective for fiscal years beginning on or after December 15, 2008. The adoption of SFAS No. 160, effective January 1, 2009, is not expected to have a material impact on our financial position, results of operations or cash flows.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133." This statement requires enhanced disclosures about an entity's derivative and hedging activities and thereby improves the transparency of financial reporting. Entities will be required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. We are currently evaluating the new disclosure requirements under this statement.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles." The statement identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles ("GAAP") in the United States. This statement is effective 60 days following the U.S. SEC approval of the Public Company Accounting Oversight Board ("PCAOB") amendments to AU Section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles." The adoption of this statement is not expected to have an impact on our financial results.

IMS Health Common Stock Information

IMS's Common Stock is listed on the New York Stock Exchange (symbol "RX"). The number of shareholders of record on December 31, 2008 and 2007 were approximately 3,800 and 4,042, respectively. Total shares outstanding on December 31, 2008 and 2007, were approximately 181,482 and 191,228, respectively. Approximately 99.0% of IMS's shares are held by institutions. The following table shows the high and low sales prices for our Common Stock during the four quarters of 2008 and 2007:

	Price Per Share ($) 2008		Price Per Share ($) 2007	
	High	Low	High	Low
First Quarter	**24.88**	**20.01**	30.07	26.26
Second Quarter	**25.46**	**21.09**	32.97	28.76
Third Quarter	**23.74**	**17.73**	33.12	27.36
Fourth Quarter	**19.63**	**9.63**	31.56	21.20
Year	**25.46**	**9.63**	33.12	21.20

Dividends

The payments and level of cash dividends by IMS are subject to the discretion of the Board of Directors of IMS. For the years ended December 31, 2008 and 2007, IMS declared quarterly dividends of $0.03 per share or $0.12 per share on an annual basis. In February 2006, the Board of Directors of IMS authorized a $0.01 per share increase to the quarterly dividend. Any future dividends other than the $0.03 per share dividend for the first quarter of 2009, which was declared by the Board of Directors of IMS in February 2009, will be based on, and affected by, a number of factors, including the operating results and financial requirements of IMS.

Reconciliation of U.S. GAAP Measures to Non-GAAP Measures(a)

	2008	2007	2006
Selling and administrative expenses	**$ 650,341**	$626,888	$ 542,524
Non-GAAP adjustment	**(3,748)(b)**	—	—
Non-GAAP Selling and administrative expenses	**$ 646,593**	$626,888	$ 542,524
Operating Income	**$ 498,305**	$393,279	$ 444,186
Non-GAAP adjustment	**3,748(b)**	—	6,016(e)
Non-GAAP adjustment	**9,408(c)**	88,690(d)	—
Non-GAAP Operating Income	**$ 511,461**	$481,969	$ 450,202

(a) "Non-GAAP" measures differ from "U.S. GAAP" measures for each year presented by amounts that are detailed above. Non-GAAP measures are used by management for the purposes of global business decision-making, including developing budgets and managing expenditures. Non-GAAP measures exclude certain U.S. GAAP measures to the extent that management believes exclusion will facilitate comparisons across periods and more clearly indicate trends. Although we disclose Non-GAAP measures in order to give investors a view of our business as seen by management, these Non-GAAP measures are not prepared specifically for investors, are not prepared under a comprehensive set of accounting rules, and are not a replacement for the more comprehensive information for investors included in our U.S. GAAP financial statements. Our Non-GAAP measures differ in significant respects from U.S. GAAP and are likely to differ from the Non-GAAP measures used by other companies.

(b) Represents expense incurred of $3,748 in 2008 related to our Government Solutions subsidiary (see Note 15 to our Consolidated Financial Statements). This subsidiary had discovered potential noncompliance with various contract clauses and requirements under its General Services Administration Contract which was awarded in 2002 to its predecessor company, Synchronous Knowledge Inc. (Synchronous Knowledge Inc. was acquired by IMS in May 2005). Upon discovery of the potential noncompliance, we began remediation efforts, promptly disclosed the potential noncompliance to the U.S. government, and were accepted into the Department of Defense Voluntary Disclosure Program. We filed our Voluntary Disclosure Program Report ("Disclosure Report") on August 29, 2008. Based on our findings as disclosed in the Disclosure Report, we recorded a reserve of approximately $3,748 for this matter in 2008. We are currently unable to determine the outcome of this matter pending the resolution of the Voluntary Disclosure Program process and our ultimate liability arising from this matter could exceed our current reserve. For geographical reporting purposes, this subsidiary is included in our Americas region.

(c) Represents $9,408 of impairment charges in 2008 for the write-off of certain capitalized software assets in our EMEA and Asia Pacific regions resulting from the discontinuation of certain IMS products at the end of 2008 (see Note 6 to our Consolidated Financial Statements). Severance, impairment and other charges were also recorded in 2000, 2001, 2003, 2004 and 2007 and there can be no assurances that such charges will not be recorded in the future.

(d) Represents $88,690 of severance, impairment and other charges in 2007, including severance for approximately 1,070 employees and write-downs of two impaired assets and related contract payments to be incurred with no future economic benefit based on our decision to abandon certain products in our EMEA region (see Note 6 to our Consolidated Financial Statements).

(e) Represents investment bankers' fees of $6,016 due on a $45,000 payment received from Nielsen in 2006 in connection with the termination of the proposed merger between IMS and Nielsen (see Note 16 to our Consolidated Financial Statements). The termination of the merger agreement between IMS and Nielsen occurred in November 2005. The bankers' fees are excluded from Non-GAAP Operating Income because they were incurred specifically in relation to the proposed merger of IMS with Nielsen and are not related to our core business operations.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Quantitative and qualitative disclosures about market risk are set forth under "Market Risk" in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of this Annual Report on Form 10-K, and in "Note 9. Financial Instruments" of Notes to Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K.

Item 8. Financial Statements and Supplementary Data

Index to Consolidated Financial Statements and Financial Statement Schedule

Statement of Management's Responsibility for Financial Statements

To the Shareholders of IMS Health Incorporated:

Management is responsible for the preparation of the consolidated financial statements and related information that are presented in this report. The consolidated financial statements, which include amounts based on management's estimates and judgments, have been prepared in conformity with accounting principles generally accepted in the United States of America. Other financial information in the report to shareholders is consistent with that in the consolidated financial statements.

The Company maintains accounting and internal control systems to provide reasonable assurance at reasonable cost that assets are safeguarded against loss from unauthorized use or disposition, and that the financial records are reliable for preparing financial statements and maintaining accountability for assets. These systems are augmented by written policies, an organizational structure providing division of responsibilities, careful selection and training of qualified personnel and a program of internal audits.

The Company, through its Audit Committee consisting solely of independent directors of the Company, engaged PricewaterhouseCoopers LLP, independent auditors, to audit and render an opinion on the consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards include consideration of the internal control structure and tests of transactions to the extent considered necessary by them to support their opinion.

The Board of Directors, through its Audit Committee consisting solely of independent directors of the Company, meets periodically with management, internal auditors and our independent auditors to ensure that each is meeting its responsibilities and to discuss matters concerning internal controls and financial reporting. PricewaterhouseCoopers LLP and the internal auditors each have full and free access to the Audit Committee.

David R. Carlucci
Chairman, Chief Executive Officer and President

Leslye G. Katz
Senior Vice President and Chief Financial Officer

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. In order to evaluate the effectiveness of internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, management has conducted an assessment using the criteria in *Internal Control—Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on its assessment, management has concluded that the Company maintained effective internal control over financial reporting as of December 31, 2008, based on criteria in *Internal Control—Integrated Framework* issued by the COSO. Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2008, has been audited by PricewaterhouseCoopers LLP, the Company's independent registered public accounting firm, as stated in their report included herein.

David R. Carlucci
Chairman, Chief Executive Officer and President

Leslye G. Katz
Senior Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of IMS Health Incorporated:

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of income, cash flows and shareholders' equity present fairly, in all material respects, the financial position of IMS Health Incorporated and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 8. Our responsibility is to express opinions on these financial statements, on the financial statement schedule and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 2 to the consolidated financial statements, the Company adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* on January 1, 2007 and adopted the provisions of Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R),* as of December 31, 2006.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP
New York, New York
February 27, 2009

IMS Health Incorporated

Consolidated Statements of Financial Position

(Dollars and shares in thousands, except per share data)	As of December 31, 2008	2007
Assets:		
Current Assets:		
Cash and cash equivalents	**$ 215,682**	$ 218,249
Accounts receivable, net of allowances of $5,960 and $8,980 in 2008 and 2007 respectively	**382,776**	415,926
Other current assets (Note 17)	**174,099**	205,998
Total Current Assets	**$ 772,557**	840,173
Securities and other investments	**7,121**	5,415
Property, plant and equipment, net of accumulated depreciation of $208,340 and $201,122 in 2008 and 2007, respectively	**183,055**	188,877
Computer software	**253,583**	269,032
Goodwill	**663,532**	651,709
Other assets	**207,289**	288,998
Total Assets	**$ 2,087,137**	$ 2,244,204
Liabilities, Minority Interests and Shareholders' Deficit:		
Current Liabilities:		
Accounts payable	**$ 119,798**	$ 117,488
Accrued and other current liabilities	**275,764**	333,534
Accrued income taxes	**47,735**	61,791
Short-term deferred tax liability	**9,444**	7,415
Deferred revenues	**88,484**	114,316
Total Current Liabilities	**$ 541,225**	634,544
Postretirement and postemployment benefits	**109,516**	79,992
Long-term debt (Note 9)	**1,404,199**	1,203,209
Other liabilities (Note 17)	**185,677**	265,330
Total Liabilities	**$ 2,240,617**	$ 2,183,075
Commitments and Contingencies (Notes 13 and 15)		
Minority Interests (Note 7)	**$ 102,384**	$ 101,444
Shareholders' Deficit:		
Common Stock, par value $.01, authorized 800,000 shares; issued 335,045 shares in 2008 and 2007, respectively	**3,350**	3,350
Capital in excess of par	**546,478**	535,500
Retained earnings	**3,060,345**	2,771,278
Treasury stock, at cost, 153,564 shares and 143,818 shares in 2008 and 2007, respectively	**(3,576,446)**	(3,355,790)
Cumulative translation adjustment	**(172,487)**	61,924
Unamortized postretirement and postemployment balances (SFAS No. 158)	**(117,111)**	(56,584)
Unrealized gain on changes in fair value of cash flow hedges, net of tax	**7**	7
Total Shareholders' (Deficit) Equity	**$ (255,864)**	$ (40,315)
Total Liabilities, Minority Interests and Shareholders' Deficit	**$ 2,087,137**	$ 2,244,204

The accompanying notes are an integral part of the Consolidated Financial Statements.

IMS Health Incorporated

Consolidated Statements of Income

(Dollars and shares in thousands, except per share data)	Years Ended December 31, 2008	2007	2006
Information and analytics revenue	**$1,786,747**	$1,700,244	$1,599,063
Consulting and services revenue	**542,781**	492,327	359,525
Operating Revenue	**$2,329,528**	$2,192,571	$1,958,588
Operating costs of information and analytics	**756,597**	713,168	659,841
Direct and incremental costs of consulting and services	**275,513**	244,289	188,939
External-use software amortization	**49,728**	48,609	43,297
Selling and administrative expenses	**650,341**	626,888	542,524
Depreciation and other amortization	**89,636**	77,648	73,785
Severance, impairment and other charges (Note 6)	**9,408**	88,690	—
Merger costs (Note 16)	**—**	—	6,016
Operating Income	**498,305**	393,279	444,186
Interest income	**12,737**	8,121	5,453
Interest expense	**(47,188)**	(37,867)	(40,425)
Gains from investments, net	**379**	2,317	2,250
Other (expense) income, net	**(49,144)**	(16,255)	37,281
Non-Operating (Loss) Income, net	**(83,216)**	(43,684)	4,559
Income before provision for income taxes	**415,089**	349,595	448,745
Provision for income taxes (Note 12)	**(103,839)**	(115,555)	(133,234)
Net Income	**$ 311,250**	$ 234,040	$ 315,511
Basic Earnings Per Share of Common Stock	**$ 1.70**	$ 1.20	$ 1.56
Diluted Earnings Per Share of Common Stock	**$ 1.70**	$ 1.18	$ 1.53
Weighted average number of shares outstanding—basic	**182,790**	195,092	202,641
Dilutive effect of shares issuable as of period-end under stock option plans and other	**792**	2,770	2,759
Adjustment of shares outstanding applicable to exercised and cancelled stock options during the period	**28**	810	1,198
Weighted Average Number of Shares Outstanding—Diluted	**183,610**	198,672	206,598

The accompanying notes are an integral part of the Consolidated Financial Statements.

IMS Health Incorporated

Consolidated Statements of Cash Flows

(Dollars in thousands)	Years Ended December 31, 2008	2007	2006
Cash Flows from Operating Activities:			
Net income	**$311,250**	$234,040	$315,511
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**139,364**	126,257	117,082
Bad debt expense	**2,267**	3,092	648
Deferred income taxes	**(11,931)**	(19,743)	27,238
Gains from investments, net	**(379)**	(2,317)	(2,250)
Gain on sale of assets, net	**(4,041)**	(1,278)	(3,127)
Minority interests in net income of consolidated companies	**7,702**	7,795	4,517
Non-cash stock-based compensation charges	**28,036**	35,592	42,778
Non-cash portion of severance, impairment and other charges	**9,408**	13,647	—
Net tax (expense) benefit on stock-based compensation	**(499)**	12,304	14,943
Excess tax benefits from stock-based compensation	**(94)**	(5,103)	(6,509)
Change in assets and liabilities, excluding effects from acquisitions and dispositions:			
Net decrease (increase) in accounts receivable	**31,931**	(48,822)	(64,533)
Net increase in work-in-process inventory	**(1,654)**	(5,606)	(8,236)
Net increase in prepaid expenses and other current assets	**(240)**	(5,734)	(1,337)
Net increase in accounts payable	**1,580**	28,035	8,744
Net (decrease) increase in accrued and other current liabilities	**(12,550)**	5,634	22,300
Net (decrease) increase in accrued severance, impairment and other charges	**(51,057)**	72,951	(16,631)
Net decrease in deferred revenues	**(27,694)**	(9,975)	(4,357)
Net (decrease) increase in accrued income taxes	**(19,064)**	21,073	(70,340)
Net decrease (increase) in pension assets (net of liabilities)	**8,352**	6,444	(17,418)
Net decrease (increase) in other long-term assets (net of long-term liabilities)	**9,967**	(1,398)	(2,904)
Net Cash Provided by Operating Activities	**420,654**	466,888	356,119

IMS Health Incorporated

Consolidated Statements of Cash Flows (Continued)

(Dollars in thousands)	Years Ended December 31, 2008	2007	2006
Cash Flows Used in Investing Activities:			
Capital expenditures	**(36,352)**	(61,182)	(27,493)
Additions to computer software	**(77,642)**	(103,954)	(84,681)
Proceeds from sale of assets	**5,272**	—	13,304
Payments for acquisitions of businesses, net of cash acquired	**(63,044)**	(102,939)	(63,653)
Funding of venture capital investments	**(1,700)**	(1,600)	(2,200)
Other investing activities, net	**(4,648)**	(2,533)	2,104
Net Cash Used in Investing Activities	**(178,114)**	(272,208)	(162,619)
Cash Flows Used in Financing Activities:			
Net (decrease) increase in revolving credit facility and other	**(62,554)**	194,581	(127,749)
Proceeds from private placement notes, short-term credit agreement and bank term loan	**240,000**	—	650,000
Repayment of private placement notes and short-term credit agreement	**(150,000)**	—	(150,000)
Payments for purchase of treasury stock	**(238,046)**	(466,479)	(880,407)
Proceeds from exercise of stock options	**5,521**	143,128	119,258
Excess tax benefits from stock-based compensation	**94**	5,103	6,509
Dividends paid	**(22,183)**	(23,886)	(24,337)
Proceeds from employee stock purchase plan and other	**(25)**	5,719	5,171
Increase (decrease) in cash overdrafts	**3,378**	(2,624)	1,320
Payments to minority interests	**(6,763)**	(6,761)	(3,972)
Net Cash Used in Financing Activities	**(230,578)**	(151,219)	(404,207)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	**(14,529)**	17,442	5,110
(Decrease) Increase in Cash and Cash Equivalents	**(2,567)**	60,903	(205,597)
Cash and Cash Equivalents, Beginning of Period	**218,249**	157,346	362,943
Cash and Cash Equivalents, End of Period	**$215,682**	$218,249	$157,346
Supplemental Disclosure of Cash Flow Information:			
Cash paid during the period for interest	**$ 43,435**	$ 36,021	$ 34,581
Cash paid during the period for income taxes	**$130,191**	$100,617	$166,032
Cash received from income tax refunds	**$ 11,997**	$ 4,982	$ 25,624

The accompanying notes are an integral part of the Consolidated Financial Statements.

IMS Health Incorporated

Consolidated Statements of Shareholders' Equity

(Dollars and shares in thousands, except per share data)	Shares: Common Stock	Shares: Treasury Stock	Common Stock	Capital in Excess of Par	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss): Cumulative Translation Adjustment	Minimum Pension Liability Adjustment	Post Retirement Post Employ Adjust SFAS 158	Unrealized (Losses) Gains on Changes in Value of Cash Flow Hedges	Unrealized Gains on Invest-ments	Other Compre-hensive Income	Total
Balance, December 31, 2005	335,045	107,075	$3,350	$468,299	$2,321,765	$(2,315,404)	$(31,521)	$(31,408)		$(59)	$ 33		$ 415,055
Net Income					315,511							$315,511	315,511
Cash Dividends ($0.12 per share)					(24,337)								(24,337)
Stock-Based Compensation Expense				42,778									42,778
Performance Restricted Stock Awards				1,763									1,763
Prepaid Employee Stock Options				(122)									(122)
Board Deferred Stock Compensation				101									101
Net Tax Benefit on Stock-Based Compensation				14,943									14,943
Treasury Shares Acquired Under Purchases		33,931				(880,407)							(880,407)
Treasury Shares Reissued Under:													
Exercise of Stock Options		(6,161)		(20,620)		139,878							119,258
Vesting of Restricted Stock		(262)		(9,298)		5,877							(3,421)
Less: Unearned Portion		7		—		—							—
Employee Stock Purchase Plan		(223)		111		5,060							5,171
Cumulative Translation Adjustment							60,307					60,307	60,307
Minimum Pension Liability Adjustment								24,197				24,197	24,197
Adoption of FASB Statement No. 158								7,211	(7,211)				—
Adjustment due to Adoption of SFAS 158, net of tax									(57,053)				(57,053)
Unrealized Gains on Swaps, net of tax										65		65	65
Unrealized Gains on Other Investments net of amount realized of $749, net of taxes											100	100	100
Total Comprehensive Income												$400,180	
Balance, December 31, 2006	335,045	134,367	$3,350	$497,955	$2,612,939	$(3,044,996)	$ 28,786	$ —	$(64,264)	$ 6	$133		$ 33,909

The accompanying notes are an integral part of the Consolidated Financial Statements.

IMS Health Incorporated

Consolidated Statements of Shareholders' (Deficit) Equity (Continued)

(Dollars and shares in thousands, except per share data)	Shares						Accumulated Other Comprehensive Income (Loss)					
	Common Stock	Treasury Stock	Common Stock	Capital in Excess of Par	Retained Earnings	Treasury Stock	Cumulative Translation Adjustment	Post Retirement Post Employ Adjust SFAS 158	Unrealized (Losses) Gains on Changes in Value of Cash Flow Hedges	Unrealized Losses on Invest-ments	Other Compre-hensive Income	Total
Balance, December 31, 2006	335,045	134,367	$3,350	$497,955	$2,612,939	$(3,044,996)	$28,786	$(64,264)	$6	$ 133		$ 33,909
Net Income					234,040						$234,040	234,040
Cash Dividends ($0.12 per share)					(23,886)							(23,886)
Stock-Based Compensation Expense				35,592								35,592
Net Tax Benefit on Stock-Based Compensation				12,304								12,304
Treasury Shares Acquired Under Purchases		16,241		1,306		(467,785)						(466,479)
Treasury Shares Reissued Under:												
Exercise of Stock Options		(6,299)		(2,498)		145,626						143,128
Vesting of Restricted Stock		(259)		(9,504)		5,991						(3,513)
Employee Stock Purchase Plan		(232)		345		5,374						5,719
Adoption of FIN 48					(51,815)							(51,815)
Cumulative Translation Adjustment							33,138				33,138	33,138
SFAS 158 Adjustments								7,680			7,680	7,680
Unrealized Gains on Swaps, net of tax									1		1	1
Unrealized Gains on Other Investments net of amount realized of $1,243, net of taxes										(133)	(133)	(133)
Total Comprehensive Income											$274,726	
Balance, December 31, 2007	335,045	143,818	$3,350	$535,500	$2,771,278	$(3,355,790)	$61,924	$(56,584)	$7	—		$ (40,315)

The accompanying notes are an integral part of the Consolidated Financial Statements.

IMS Health Incorporated

Consolidated Statements of Shareholders' (Deficit) Equity (Continued)

(Dollars and shares in thousands, except per share data)	Shares						Accumulated Other Comprehensive Income (Loss)				
	Common Stock	Treasury Stock	Common Stock	Capital in Excess of Par	Retained Earnings	Treasury Stock	Cumulative Translation Adjustment	Post Retirement Post Employ Adjust SFAS 158	Unrealized (Losses) Gains on Changes in Value of Cash Flow Hedges	Other Compre-hensive Income	Total
Balance, December 31, 2007	335,045	143,818	$3,350	$535,500	$2,771,278	$(3,355,790)	$ 61,924	$ (56,584)	$7		$ (40,315)
Net Income					311,250					$ 311,250	311,250
Cash Dividends ($0.12 per share)					(22,183)						(22,183)
Stock-Based Compensation Expense				28,036							28,036
Net Tax Benefit on Stock-Based Compensation				(499)							(499)
Treasury Shares Acquired Under Purchases		10,495				(238,046)					(238,046)
Treasury Shares Reissued Under:											
Exercise of Stock Options		(277)		(920)		6,441					5,521
Vesting of Restricted Stock		(473)		(15,642)		10,977					(4,665)
Employee Stock Purchase Plan		1		3		(28)					(25)
Adoption of FIN 48											
Cumulative Translation Adjustment							(234,411)			(234,411)	(234,411)
SFAS 158 Adjustments								(60,527)		(60,527)	(60,527)
Total Comprehensive Income										$ 16,312	
Balance, December 31, 2008	335,045	153,564	$3,350	$546,478	$3,060,345	$(3,576,446)	$(172,487)	$(117,111)	$7		$(255,864)

The accompanying notes are an integral part of the Consolidated Financial Statements.

Note 1. Basis of Presentation

IMS Health Incorporated ("IMS" or the "Company") is the leading global provider of market intelligence to the pharmaceutical and healthcare industries. The Company offers leading-edge market intelligence products and services that are integral to its clients' day-to-day operations, including product and portfolio management capabilities; commercial effectiveness innovations; managed care and consumer health offerings; and consulting and services solutions that improve productivity and the delivery of quality healthcare worldwide. The Company's information products are developed to meet client needs by using data secured from a worldwide network of suppliers in more than 100 countries. Key information products include:

- Sales Force Effectiveness to optimize sales force productivity and territory management;
- Portfolio Optimization to provide clients with insights into market measurement and opportunity assessment; and
- Launch, Brand Management and Other to support client needs relative to market segmentation and positioning, life cycle management for prescription and consumer health pharmaceutical products and health economics and outcomes research offerings.

Within these key information products, the Company provides consulting and services that use in-house capabilities and methodologies to assist pharmaceutical clients in analyzing and evaluating market trends, strategies and tactics, and to help in the development and implementation of customized software applications and data warehouse tools.

The Company operates in more than 100 countries.

The Company is managed on a global business model with global leaders for the majority of its critical business processes and accordingly has one reportable segment (see Note 18).

Note 2. Summary of Significant Accounting Policies

CONSOLIDATION. The Consolidated Financial Statements of the Company include the accounts of the Company, its subsidiaries and investments in which the Company has control. Intercompany accounts and transactions are eliminated in consolidation. Investments in companies over which the Company has significant influence but not a controlling interest are accounted for under the equity method of accounting. The Company recognizes in the income statement any gains or losses related to the issuance of stock by a consolidated subsidiary or an investment accounted for under the equity method.

CASH AND CASH EQUIVALENTS. Cash and cash equivalents include primarily time and demand deposits in the Company's operating bank accounts. The Company considers all highly liquid investments with a maturity of 90 days or less at the time of purchase to be cash equivalents.

SECURITIES AND OTHER INVESTMENTS. The Company may hold investments in marketable equity securities and partnership interests in venture capital partnerships. The marketable equity securities are classified as available-for-sale and are therefore recorded at fair value in the financial statements. Unrealized gains and losses related to the available-for-sale securities are recorded within Other Comprehensive Income, a component of Shareholders' Equity. Realized gains and losses are recorded in earnings in the period in which the securities are sold. The partnership interests are recorded in the financial statements at cost. On a quarterly basis the Company makes estimates of the market value of these investments and reduces the carrying value of the investments if there is an

(Dollars and shares in thousands, except per share data)

Note 2. Summary of Significant Accounting Policies (Continued)

other-than-temporary decline in the fair value below cost. The Company evaluates the recoverability of the underlying securities in each partnership on an individual basis. No investments had an estimated fair value less than the carrying value of the investment as of December 31, 2008 and 2007.

PROPERTY, PLANT AND EQUIPMENT. Buildings, machinery and equipment are recorded at cost and depreciated over their estimated useful lives to their salvage values using the straight-line method. Leasehold improvements are recorded at cost and amortized on a straight-line basis over the shorter of the term of the lease or the estimated useful life of the improvement. See Note 17.

COMPUTER SOFTWARE. Direct costs incurred in the development of the Company's external-use computer software are capitalized in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed." Research and development costs incurred to establish technological feasibility of a computer software product are expensed in the periods in which they are incurred. Capitalization ceases and amortization starts when the product is available for general release to customers. External-use computer software costs are amortized on a product by product basis generally over three to seven years. Annual amortization is the greater of the amount computed using (a) the ratio of current gross revenues for a product to the total of current and anticipated future gross revenues for that product, or (b) the straight-line method over the remaining estimated economic life of the product. The Company periodically reviews the unamortized capitalized costs of its computer software based on a comparison of the carrying value of the external-use software with its estimated net realizable value. The Company recognizes immediately any impairment losses on software as a result of its review, or upon the Company's decision to discontinue a product. See Note 5.

The Company capitalizes internal-use software costs in accordance with Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Capitalized internal-use software costs are amortized on a straight-line basis generally over three to five years.

GOODWILL. Goodwill represents the excess purchase price over the fair value of identifiable net assets of businesses acquired, and in accordance with the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets," is not amortized. The Company reviews the recoverability of goodwill annually (or based on any triggering event) by comparing the estimated fair values (based on discounted cash flow analysis) of reporting units with their respective net book values. If the carrying amount of the reporting unit exceeds its fair value, the goodwill impairment loss is measured as the excess of the carrying value of goodwill over its fair value. The Company completed its annual impairment tests as of September 30, 2008, 2007 and 2006 and was not required to recognize any goodwill impairment charges. Due to market conditions during the fourth quarter of 2008, at December 31, 2008 the Company reviewed its goodwill impairment analysis and determined that no trigger event had occurred subsequent to September 30, 2008 requiring the Company to update its goodwill impairment test. See Note 5.

OTHER LONG-LIVED ASSETS. The Company reviews the recoverability of its long-lived assets and finite-lived identifiable intangibles held and used whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In general, the assessment of possible impairment is based on the Company's ability to recover the carrying value of the asset from the undiscounted expected future cash flows of the asset. If the future cash flows are less than the

Note 2. Summary of Significant Accounting Policies (Continued)

carrying value of such asset, an impairment charge is recognized for the difference between the estimated fair value and the carrying value.

REVENUE RECOGNITION. The Company recognizes revenue when the following criteria have been met: 1) persuasive evidence of an arrangement exists; 2) delivery has occurred or services have been rendered; 3) the seller's price to the buyer is fixed or determinable; and 4) collectibility is reasonably assured.

The Company offers various information and analytics ("I&A") products developed to meet its customers' needs by using data secured from a worldwide network of suppliers. The Company's revenue arrangements may include multiple elements as defined in Emerging Issues Task Force Issue ("EITF") No. 00-21, "Revenue Arrangements with Multiple Deliverables." A typical I&A arrangement (primarily under fixed-price contracts) may include an ongoing subscription-based deliverable for which revenue is recognized ratably as earned over the contract period, and/or a one-time delivery of historical data ("backdata") for which revenue is recognized upon delivery, assuming all other criteria are met. These deliverables qualify as separate units of accounting as each has value on a standalone basis to the customer, objective and reliable evidence of fair value for any undelivered item(s) exists, and where the arrangement includes a general right of return relative to the delivered item(s), delivery of the undelivered item(s) is probable and within the Company's control. The Company allocates revenue to each element within its arrangements based upon their respective relative fair values. Fair values for these elements are based upon the normal pricing practices for ongoing subscriptions and backdata when sold separately. The Company defers revenue for any undelivered elements, and recognizes revenue when the product is delivered or over the period in which the service is performed, in accordance with its revenue recognition policy for such element as noted above. If the Company cannot objectively determine the fair value of any undelivered element, revenue is deferred until all elements are delivered and services have been performed, or until fair value can objectively be determined for any remaining undelivered elements.

The Company also offers evidenced-based solutions that allow its clients to make informed business decisions. These consulting and services ("C&S") offerings provide assistance with the analysis of the Company's I&A products. The Company's C&S offerings are not typically bundled with its I&A offerings noted above. Revenues for certain of these arrangements are recognized on a straight-line basis over the term of the arrangement. Revenues for time and material contracts are recognized as the services are provided. Revenues for fixed price contracts are recognized either over the contract term based on the ratio of the number of hours incurred for services provided during the period compared to the total estimated hours to be incurred over the entire arrangement (efforts based), or upon delivery.

The Company enters into barter transactions in the normal course in which it exchanges data for data, or data for other services such as advertising, software licenses and panel recruitment. The Company recognizes revenue from barter transactions as its products are delivered or services are performed. The related barter expense is recognized as the products or services are utilized by the Company, the majority of which is in the same accounting period as the related barter revenue. Barter transactions are valued based on either the fair value of the products or services received by the Company or the fair value of the information or services delivered to customers, whichever is more clearly evident. The Company's barter revenues have accounted for approximately 4% to 5% of total consolidated revenues in each of the three years ended December 31, 2008.

Note 2. Summary of Significant Accounting Policies (Continued)

The company presents its revenues net of taxes assessed by government authorities.

Payment terms vary by customer, but are typically stipulated in the contract and are generally net 30 days from date of invoice. The Company generally does not offer extended payment terms. Advance payments from customers are credited to Deferred revenues and reflected in Operating Revenue as earned over the contract term. Included in Accounts receivable, net in the Consolidated Statements of Financial Position are unbilled receivables, which represent revenues for products delivered or services performed that have not yet been invoiced to the customer. Unbilled receivables are generally invoiced within the following month.

For additional information about the Company's products and services please refer to the "Our Products and Services" disclosure contained in Part I, Item 1. Business section of the Company's Annual Report on Form 10-K.

OPERATING COSTS OF INFORMATION AND ANALYTICS. Operating costs of I&A include costs of data, data collection and processing and costs attributable to personnel involved in production, data management and delivery of the Company's I&A offerings.

One of the Company's major expenditures is the cost for the data it receives from suppliers. After receipt of the raw data and prior to the data being available for use in any part of its business, the Company is required to transform the raw data into useful information through a series of comprehensive processes. These processes involve significant employee costs and data processing costs.

Costs associated with the Company's data purchases are deferred within work-in-process inventory and recognized as expense as the corresponding data product revenue is recognized by the Company, generally over a thirty to sixty day period.

DIRECT AND INCREMENTAL COSTS OF CONSULTING AND SERVICES. Direct and incremental costs of C&S include the costs of the Company's consulting staff directly involved with delivering revenue generating engagements, related accommodations and the costs of primary market research data purchased specifically for certain individual C&S engagements. Although the Company's data is used in multiple customer solutions across different offerings within both I&A and C&S, the Company does not have a meaningful way to allocate the direct cost of the data between I&A and C&S revenues. As such, the direct and incremental costs of C&S do not reflect the total costs incurred to deliver the Company's C&S revenues.

Costs associated with the Company's time and material and fixed-price C&S contracts are recognized as incurred.

PENSIONS AND OTHER POSTRETIREMENT BENEFITS. The Company provides a number of retirement benefits to its employees, including defined benefit pension plans and postretirement medical plans. The Company accounts for these plans in accordance with SFAS No. 87, "Employers' Accounting for Pensions", SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits" and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," respectively, and accordingly, the determination of benefit obligations and expense is based on actuarial models. In order to measure benefit costs and obligations using these models, critical assumptions are made with regard to the discount rate, expected return on plan assets, cash balance crediting rate, lump sum conversion rate and the assumed rate of compensation increases. In addition, retiree medical care cost trend rates are a

(Dollars and shares in thousands, except per share data)

Note 2. Summary of Significant Accounting Policies (Continued)

key assumption used exclusively in determining costs under SFAS No. 106. Management reviews these critical assumptions at least annually. Other assumptions involve demographic factors such as the turnover, retirement and mortality rates. Management reviews these assumptions periodically and updates them when its experience deems it appropriate to do so.

The discount rate is the rate at which the benefit obligations could be effectively settled. For U.S. plans, the discount rate is determined by matching the plans' expected cash flow (determined on a projected benefit obligation basis) with spot rates developed from a yield curve comprised of high-grade (Moody's Aa and above) non-callable corporate bonds to develop the present value of the expected cash flow, and then determining the single rate (discount rate) which when applied to the expected cash flow derives that same present value. In the U.K. specifically, the discount rate is based on the current yield of the iBoxx Corporate GBP Aa over 15 year bond index, which is an index of high quality corporate bonds. For the other non-U.S. plans, the discount rate is based on the current yield of an index of high quality corporate bonds. At December 31, 2008, the Company decreased the discount rate from 6.25% at December 31, 2007 to 6.00% for its U.S. pension plans and postretirement benefit plan and it increased the discount rate for its U.K. pension plan from 5.75% to 6.00%. The U.S. and U.K. plans represent 97% of the consolidated benefit obligation as of December 31, 2008. The discount rate in other non-U.S. countries increased, where the range of applicable discount rates at December 31, 2008 was 2.2% – 25.0%. These smaller non-U.S. plans constitute only 3% of the consolidated benefit obligation at December 31, 2008. As a sensitivity measure, the 25 basis point increase in the discount rate for the Company's U.S. plan is not expected to have a material effect on the Consolidated Statements of Income. For the Company's U.K. plan, a 25 basis point increase in the discount rate, absent any offsetting changes in other assumptions, would result in a decrease in pension expense of approximately $727 within the Consolidated Statements of Income.

Foreign exchange rates are used to convert non-US plan benefit obligations and assets from local currency to U.S. dollars. The effect of exchange rate changes during 2008 decreased benefit obligations and plan assets by approximately $44,400 and $36,000, respectively. The decrease in benefit obligation and plan assets is primarily due to a drop in the value of the British Pound. The exchange rates used to convert the U.K. benefit obligation and plan assets decreased by 35% from December 31, 2007 to December 31, 2008. The U.K. benefit obligation and plan assets represent approximately 40% of the consolidated benefit obligation and plan assets as of December 31, 2008.

Under the U.S. qualified retirement plan, participants have a notional retirement account that increases with pay and investment credits. The rate used to determine the investment credit (cash balance crediting rate) varies monthly and is equal to 1/12th of the yield on 30-year U.S. Government Treasury Bonds, with a minimum of 0.25%. At retirement, the account is converted to a monthly retirement benefit.

In selecting an expected return on plan asset assumption, the Company considers the returns being earned by the plan assets in the fund, the rates of return expected to be available for reinvestment and long-term economic forecasts for the type of investments held by the plan. At January 1, 2009, the expected return on plan assets for the U.S. pension plans is 8.50%, which is unchanged versus January 1, 2008. Outside the U.S. the range of applicable expected rates of return is 1.5% – 7.5% as of January 1, 2009 versus a range of 1.5% – 8.0% as of January 1, 2008. The actual return on plan assets will vary from year to year versus this assumption. The Company believes it is appropriate to use long-term expected forecasts in selecting the expected return on plan assets. As such, there can be no assurance that the Company's actual return on plan assets will approximate the long-term expected

(Dollars and shares in thousands, except per share data)

Note 2. Summary of Significant Accounting Policies (Continued)

forecasts. The expected return on assets ("EROA") was $31,454 and $29,273 and the actual loss on assets was ($90,414) and $17,597, respectively, for the years ended December 31, 2008 and 2007. As a sensitivity measure, a 25 basis point change in the EROA assumption for the Company's U.S. plan, absent any offsetting changes in other assumptions, would result in approximately $397 of an increase or decrease in pension expense within the Consolidated Statements of Income. For the Company's U.K. plan, a 25 basis point change in the EROA assumption, absent any offsetting changes in other assumptions, would result in approximately $332 of an increase or decrease in pension expense within the Consolidated Statements of Income.

The Company utilizes a corridor approach to amortizing unrecognized gains and losses in the pension and postretirement plans. Amortization occurs when the accumulated unrecognized net gain or loss balance exceeds the criterion of 10% of the larger of the beginning balances of the projected benefit obligation or the market-related value of the plan assets. The excess unrecognized gain or loss balance is then amortized using the straight-line method over the average remaining service-life of active employees expected to receive benefits. At December 31, 2008, the weighted-average remaining service-life of active employees was 10.50 years.

During fiscal 2008, the Company contributed $12,390 to its pension and postretirement benefit plans which included voluntary contributions above the minimum requirements for the pension plans. The Company currently expects to contribute $10,200 in required contributions and $1,100 in discretionary contributions to its pension and postretirement benefit plans during fiscal 2009. The Company may make additional contributions into its pension plans in fiscal 2009 depending on, among other factors, how the funded status of those plans changes and in order to meet minimum funding requirements as set forth in employee benefit and tax laws, plus additional amounts the Company may deem to be appropriate.

At December 31, 2008, the projected benefit obligation exceeded the fair value of assets in the Company's pension plans by $52,237

The Company adopted SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of Financial Accounting Standards Board ("FASB") Statements No. 87, 88, 106 and 132(R)," ("SFAS 158") as of December 31, 2006 (see Note 10). Under SFAS 158, gains and losses, prior service costs and credits, and any remaining transition amounts under SFAS 87 and SFAS 106 that have not yet been recognized through net periodic benefit cost will be recognized in other comprehensive income ("OCI"), except in 2006 when it was recognized in accumulated other comprehensive income ("AOCI"), a component of shareholders' equity, net of tax effects. The measurement date, the date at which the benefit obligation and plan assets are measured, is required to be the company's fiscal year end. SFAS 158 was effective for publicly-held companies for fiscal years ending after December 15, 2006, except for the measurement date provisions, which are effective for fiscal years ending after December 15, 2008. As of January 1, 2008, the Company utilizes a fiscal year end measurement date for all plans.

The adoption of SFAS 158 reduced the Company's Shareholders' Equity (within AOCI) at December 31, 2006 by approximately $57,053 on an after-tax basis, with a corresponding increase of approximately $17,598 in the deferred tax asset (within Other assets). SFAS 158 also had the effect of reducing Other assets, increasing Postretirement and post employment benefits and Accrued and other current liabilities by approximately $74,651 in total. SFAS 158 does not affect the results of operations.

Additional information on pension and other postretirement benefit plans is contained in Note 10.

(Dollars and shares in thousands, except per share data)

Note 2. Summary of Significant Accounting Policies (Continued)

FOREIGN CURRENCY TRANSLATION. The Company has significant investments in non-U.S. countries. Therefore, changes in the value of foreign currencies affect the Company's Consolidated Financial Statements when translated into U.S. dollars. For all operations outside the United States of America where the Company has designated the local currency as the functional currency, assets and liabilities are translated using end-of-period exchange rates; revenues, expenses and cash flows are translated using average rates of exchange. For these countries, currency translation adjustments are accumulated in a separate component of Shareholders' Equity, whereas transaction gains and losses are recognized in Other income (expense), net. For operations in countries that are considered to be highly inflationary or where the U.S. dollar is designated as the functional currency, monetary assets and liabilities are remeasured using end-of-period exchange rates, whereas non-monetary accounts are remeasured using historical exchange rates, and all remeasurement and transaction adjustments are recognized in Other income (expense), net.

INCOME TAXES. The Company operates in more than 100 countries around the world and its earnings are taxed at the applicable income tax rate in each of those countries. The Company provides for income taxes utilizing the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each balance sheet date, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. If it is determined that it is more likely than not that future tax benefits associated with a deferred tax asset will not be realized, a valuation allowance is provided. In the event the Company was to determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should the Company determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period that includes the enactment date. While the Company intends to continue to seek global tax planning initiatives, there can be no assurance that it will be able to successfully identify and implement such initiatives to reduce or maintain its overall tax rate.

STOCK-BASED COMPENSATION. On January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), "Share-Based Payment," ("SFAS 123R") which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and non-employee directors including employee stock options, restricted stock, restricted stock units and employee stock purchases related to the Employee Stock Purchase Plan based on estimated fair values. SFAS 123R supersedes the Company's previous accounting under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") for periods beginning in fiscal 2006. In March 2005, the Securities and Exchange Commission ("SEC") issued SAB No. 107 ("SAB 107") relating to SFAS 123R. The Company has applied the provisions of SAB 107 in its adoption of SFAS 123R.

The Company adopted SFAS 123R using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006, the first day of the Company's fiscal year 2006. The Company's Consolidated Financial Statements for the years ended December 31, 2007 and 2008 reflect the impact of SFAS 123R. In accordance with the modified prospective transition method, the Company's Consolidated Financial Statements for prior periods have

(Dollars and shares in thousands, except per share data)

Note 2. Summary of Significant Accounting Policies (Continued)

not been retrospectively adjusted to reflect, and do not include, the impact of SFAS 123R. See Note 11 for additional information.

SFAS 123R requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service period of the award in the Company's Consolidated Statements of Income. Prior to the adoption of SFAS 123R, the Company accounted for stock-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). Under the intrinsic value method, stock-based compensation expense had been recognized in the Company's Consolidated Statements of Income only for stock option modifications and restricted stock units because the exercise price of the Company's stock options granted to employees and directors equaled the fair market value of the underlying stock at the date of grant.

Stock-based compensation expense recognized during the period is based on the value of the portion of share-based payment awards that is ultimately expected to vest during the period. Stock-based compensation expense recognized in the Company's Consolidated Statements of Income for fiscal years 2008, 2007 and 2006 included compensation expense for share-based payment awards granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123, and compensation expense for the share-based payment awards granted subsequent to January 1, 2006 based on the grant date fair value estimated in accordance with the provisions of SFAS 123R. Prior to the adoption of SFAS 123R, the Company used the straight-line method of attributing the value of stock-based compensation and continued to use that method after the adoption. As stock-based compensation expense recognized in the Consolidated Statements of Income for fiscal years 2008, 2007 and 2006 are based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. See Note 11 to the Company's Consolidated Financial Statements for additional information.

COMPUTATION OF NET INCOME PER SHARE. Basic net income per share is computed using the weighted-average number of common shares outstanding during the period. Diluted net income per share is computed using the weighted-average number of common shares and dilutive potential common shares outstanding during the period. Dilutive potential common shares primarily consist of employee stock options and restricted stock units.

Employee equity share options, restricted stock units and similar equity instruments granted by the Company are treated as potential common shares outstanding in computing diluted earnings per share. Diluted shares outstanding include restricted stock units and the dilutive effect of in-the-money options which is calculated based on the average share price for each fiscal period using the treasury stock method. Under the treasury stock method, the amount the employee must pay for exercising stock options, the amount of compensation cost for future service that the Company has not yet recognized, and the amount of benefits that would be recorded in additional paid-in capital when the award becomes deductible for tax purposes are assumed to be used to repurchase shares.

LEGAL COSTS. Legal costs in connection with loss contingencies are expensed as incurred.

USE OF ESTIMATES. The preparation of financial statements and related disclosures in accordance with generally accepted accounting principles in the United States of America requires

(Dollars and shares in thousands, except per share data)

Note 2. Summary of Significant Accounting Policies (Continued)

management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and the related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates. The most significant estimates relate to allowances, valuation of work-in-process inventories, investments, depreciation of fixed assets including salvage values, carrying value of goodwill and intangible assets, provision for income taxes and tax assets and liabilities, reserves for severance, pensions and reserves for employee benefits, stock-based compensation, contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The accounting estimates used in the preparation of the Company's Consolidated Financial Statements will change as new events occur, as more experience is acquired, as additional information is obtained and as the Company's operating environment changes. Actual results could vary from the estimates and assumptions used in the preparation of the Consolidated Financial Statements.

RECLASSIFICATIONS. Certain prior-year amounts have been reclassified to conform to the 2008 presentation.

Note 3. Summary of Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." This statement defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The adoption of SFAS No. 157, effective January 1, 2008, did not have a material impact on the Company's financial position, results of operations or cash flows. In February 2008, the FASB issued Staff Positions No. FAS 157-1 and No. FAS 157-2 which delayed the effective date of SFAS No. 157 for one year for certain non-financial assets and liabilities and removed certain leasing transactions from its scope. The adoption of Staff Positions No. FAS 157-1 and No. 157-2, effective January 1, 2009, is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115." This statement permits entities to choose to measure many financial instruments and certain other items at fair value. Entities shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. This statement is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The adoption of SFAS No. 159, effective January 1, 2008, did not have a material impact on the Company's financial position, results of operations or cash flows as the Company did not elect the fair value measurement option for any additional financial instruments or other items.

In December 2007, the FASB issued SFAS No. 141R, "Business Combinations." This statement establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. This statement also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. This statement is effective for fiscal years beginning after December 15, 2008. The impact on the Company's financial

(Dollars and shares in thousands, except per share data)

Note 3. Summary of Recent Accounting Pronouncements (Continued)

results will be dependent on the terms and conditions of acquisitions consummated on or after January 1, 2009, the effective date for the Company.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an Amendment of ARB No. 51." This statement establishes accounting and reporting standards pertaining to ownership interests in subsidiaries held by parties other than the parent, the amount of net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest, and the valuation of any retained noncontrolling equity investment when a subsidiary is deconsolidated. This statement also establishes disclosure requirements that identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. This statement is effective for fiscal years beginning on or after December 15, 2008. The adoption of SFAS No. 160, effective January 1, 2009, is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133." This statement requires enhanced disclosures about an entity's derivative and hedging activities and thereby improves the transparency of financial reporting. Entities will be required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company is currently evaluating the new disclosure requirements under this statement.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles." The statement identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles ("GAAP") in the United States. This statement is effective 60 days following the U.S. SEC approval of the Public Company Accounting Oversight Board ("PCAOB") amendments to AU Section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles." The adoption of this statement is not expected to have an impact on the Company's financial results.

Note 4. Acquisitions and Dispositions

ACQUISITIONS

The Company makes acquisitions in order to expand its products, services and geographic reach. During the year ended December 31, 2008, the Company completed five acquisitions at an aggregate cost of approximately $42,000. These acquisitions were Robinson and James Research Pty Limited (Australia), Fourth Hurdle Consulting Limited (U.K.), Health Benchmarks, Inc. (U.S.), RMBC Pharma Limited (Russia), and the services practice group of Skura Corporation, Inc. (Canada, U.S. and U.K.) and were accounted for under the purchase method of accounting. As such, the aggregate purchase price has been allocated on a preliminary basis to the assets acquired based on estimated fair values as of the closing date. The purchase price allocations will be finalized after the completion of the

(Dollars and shares in thousands, except per share data)

Note 4. Acquisitions and Dispositions (Continued)

valuation of certain assets and liabilities. Any adjustments resulting from the finalization of the purchase price allocations are not expected to have a material impact on the Company's results of operations. The Consolidated Financial Statements include the results of these acquired companies subsequent to the closing of the acquisitions. Had these acquisitions occurred as of January 1, 2008 or 2007, the impact on the Company's results of operations would not have been significant. Goodwill of approximately $32,000 was recorded in connection with these acquisitions, of which approximately $10,000 is deductible for tax purposes.

During the year ended December 31, 2007, the Company completed seven acquisitions of ValueMedics Research, LLC (U.S.), MERG Forschungsgruppe Medizinische Okonomie, GmbH (Germany), Datasurf Co. (Japan), Aremis Consultants Holding SA (France), Brynlake Limited (U.K.), MIHS Holdings, Inc (U.S.) and GCE Servicos Tecnologicos Ltda. (Brazil) at a cost of approximately $89,000 and were accounted for under the purchase method of accounting. As such, the aggregate purchase prices had been allocated on a preliminary basis to the assets acquired based on estimated fair values as of the closing date. The Company finalized the price allocations for these acquisitions during 2008 which did not have a material impact on the Company's results of operations. The Consolidated Financial Statements include the results of these acquired companies subsequent to the closing of the acquisitions. Had each of these acquisitions occurred as of January 1, 2007 or 2006, the impact on the Company's results of operations would not have been significant. Goodwill of approximately $71,000 was recorded in connection with these acquisitions, of which approximately $8,500 is deductible for tax purposes.

DISPOSITIONS

During the year ended December 31, 2008, the Company sold certain assets in its Latin America region and realized a net pre-tax gain of $4,041. This transaction resulted in cash proceeds of $3,880 in 2008.

During the year ended December 31, 2007, the Company received a final distribution from one of its venture capital funds and sold investments with a cost basis of $2,402 and realized a net pre-tax gain of $2,317. These transactions resulted in cash proceeds of $4,957.

Note 5. Goodwill and Intangible Assets

Goodwill and intangible assets that have indefinite useful lives are not amortized and are tested at least annually (or based on any triggering event) for impairment. Intangible assets that have finite useful lives are amortized. The Company's goodwill increased by $11,823 to $663,532 at December 31, 2008, from $651,709 at December 31, 2007 due to the acquisitions discussed in Note 4 and contingent earnout accruals, partially offset by cumulative translation adjustments. The Company completed its annual impairment tests as of September 30, 2008, 2007 and 2006 and was not required to recognize any goodwill impairment charges. Due to market conditions during the fourth quarter of 2008, at December 31, 2008 the Company reviewed its goodwill impairment analysis and determined that no trigger event had occurred subsequent to September 30, 2008 requiring the Company to update its goodwill impairment test.

All of the Company's other acquired intangibles are subject to amortization. Intangible asset amortization expense was $19,055, $17,750 and $18,167 during the years ended December 31, 2008, 2007 and 2006, respectively. At December 31, 2008 and 2007, intangible assets were primarily composed

(Dollars and shares in thousands, except per share data)

Note 5. Goodwill and Intangible Assets (Continued)

of customer relationships, databases and trade names (principally included in Other assets) and computer software. The gross carrying amounts and related accumulated amortization of these intangibles were $189,383 and $98,736, respectively, at December 31, 2008 and $176,330 and $79,598, respectively, at December 31, 2007.

These intangibles are amortized over periods ranging from two to twenty years. As of December 31, 2008, the weighted average amortization periods of the acquired intangibles by asset class are listed in the following table:

Intangible Asset Type	Weighted average amortization Period (years)
Customer Relationships	10.1
Computer Software and Algorithms	6.9
Databases	4.7
Trade Names	4.3
Other	3.5
Weighted Average	8.9

Customer relationships accounted for the largest portion of the Company's acquired intangibles at December 31, 2008. When determining the value of customer relationships for purposes of allocating the purchase price of an acquisition, the Company looks at existing customer contracts of the acquired business to determine if they represent a reliable future source of income and hence, a valuable intangible asset for the Company. The Company determines the fair value of the customer relationships based on the estimated future benefits the Company expects from the acquired customer contracts. In performing its evaluation and estimation of the useful life of customer relationships, the Company looks to the historical growth rate of revenue of the acquired company's existing customers as well as the historical attrition rates.

Based on current estimated useful lives, annual amortization expense associated with intangible assets at December 31, 2008 is estimated to be as follows:

Year Ended December 31,	Amortization Expense
2009	$17,537
2010	13,442
2011	11,809
2012	9,890
2013	9,342
Thereafter	$28,627

Note 6. Severance, Impairment and Other Charges

During the fourth quarter of 2008, the Company recorded $9,408 non-cash of impairment charges as a component of operating income related to the write-off of certain capitalized software assets in the Company's EMEA and Asia Pacific regions. This was the result of the discontinuation of certain IMS products at the end of 2008.

(Dollars and shares in thousands, except per share data)

Note 6. Severance, Impairment and Other Charges (Continued)

In response to healthcare marketplace dynamics, during the fourth quarter of 2007, the Company committed to a restructuring plan designed to eliminate approximately 1,070 positions worldwide in production and development, sales, marketing, C&S and administration. The plan also included the write-down of two impaired computer software assets and related contract payments to be incurred with no future economic benefit based on the Company's decision to abandon certain products in its EMEA region. As a result, the Company recorded $88,690 of Severance, impairment and other charges as a component of operating income in the fourth quarter of 2007. The severance benefits were calculated pursuant to the terms of established employee protection plans, in accordance with local statutory minimum requirements or individual employee contracts, as applicable.

These charges were designed to strengthen client-facing operations worldwide, increase the Company's operating efficiencies and streamline its cost structure. Some of the initiatives included in this plan are designed to better align the Company's resources to help clients manage for change in a challenging climate.

The severance and contract payments portion of the charge was approximately $75,043 and will all be settled in cash. To date, termination actions under this plan have been substantially completed by the end of 2008.

	Severance related reserves	Contract related reserves	Asset write-downs	Currency translation adjustments	Total
Charge at December 31, 2007	$ 71,583	$ 3,460	$ 13,647	$ —	$ 88,690
2007 utilization	—	—	(13,647)	—	(13,647)
2008 utilization	(48,645)	(2,150)	—	—	(50,795)
Currency translation adjustments	—	—	—	(1,618)	(1,618)
Balance at December 31, 2008	$ 22,938	$ 1,310	$ —	$(1,618)	$ 22,630

The company currently expects that cash outlays will be applied against the $22,630 balance remaining in the 2008 fourth quarter charge at December 31, 2008 as follows:

Year Ended December 31,	Outlays
2009	$21,204
2010	1,231
2011	195
Total	$22,630

During the fourth quarter of 2001, the Company completed the assessment of its Competitive Fitness Program. This program was designed to streamline operations, increase productivity and improve client service. In connection with this program, the Company recorded $94,616 of Severance, impairment and other charges during the fourth quarter of 2001 as a component of operating income. As of December 31, 2008, approximately $1,105 remains to be utilized from 2008 to 2013 related to severance payments.

(Dollars and shares in thousands, except per share data)

Note 6. Severance, Impairment and Other Charges (Continued)

In the first quarter of 2007, the Company reversed $640 of contract-related reserves from the fourth quarter 2001 charge due primarily to the termination and settlement of exit related costs for an impaired lease. These amounts were reversed against Selling and administrative expenses in the Consolidated Statements of Income.

	Severance related reserves	Contract related reserves	Asset write-downs	Total
Charge at December 31, 2001	$ 39,652	$ 26,324	$ 28,640	$ 94,616
2001 – 2005 utilization	(37,070)	(22,315)	(29,602)	(88,987)
2006 utilization	(264)	(1,887)	—	(2,151)
2007 utilization	(263)	(1,208)	—	(1,471)
2007 reversals	—	(640)	—	(640)
2008 utilization	(262)	—	—	(262)
Adjustments	(688)	(274)	962	—
Balance at December 31, 2008	$ 1,105	$ —	$ —	$ 1,105

The Company currently expects that the $1,105 balance remaining in the 2001 fourth quarter charge will be utilized as follows:

Year Ended December 31,	Outlays
2009	$ 262
2010	262
2011	262
2012	262
2013	57
Total	$1,105

Note 7. Minority Interests

The Company consolidates the assets, liabilities, results of operations and cash flows of businesses and investments over which it has control (see Note 2). Third parties' ownership interests are reflected as minority interests on the Company's financial statements. In July 2006, the Company, together with two of its wholly-owned subsidiaries and two third-party investors, entered into an Amended and Restated Agreement of Limited Liability Company of IMS Health Licensing Associates, L.L.C. (the "Amended LLC Agreement"). The Amended LLC Agreement governs the relationship between the Company, its subsidiaries and the two third-party investors with respect to their interests in IMS Health Licensing Associates, L.L.C. (the "LLC"). The Company is the sole managing member of the LLC. Since 1997, the Company and/or its subsidiaries, or their predecessors, have contributed assets to, and have held a controlling (currently approximately 93%) interest in, the LLC, and the third-party investors have contributed $100,000 to, and have held a minority (currently approximately 7%) interest in, the LLC. The third-party investor contributions are reflected in Minority Interests in the Consolidated Statements of Financial Position. The LLC is a separate and distinct legal entity that is in the business of licensing database assets and computer software. Under the terms of the Amended LLC Agreement, the third-party investors have the right to take steps that would result in the liquidation of

(Dollars and shares in thousands, except per share data)

Note 7. Minority Interests (Continued)

their membership interests in the LLC on June 30, 2009. This right may be accelerated if certain events occur as set forth in the Amended LLC Agreement. If the third-party investors decide to liquidate their ownership interests in the LLC, the Company will attempt to replace the third-party investors, or if unsuccessful, purchase these ownership interests.

Minority interest related to these subsidiaries of $7,702, $7,795 and $4,517 was recorded in Other income (expense), net on the Consolidated Statements of Income in 2008, 2007 and 2006, respectively.

Note 8. Securities

Securities and other investments may include the Company's investments in: a) publicly traded marketable securities; b) direct equity investments in private companies; and c) limited partner interests in venture capital partnerships.

Marketable securities, principally consisting of equity securities, are classified as available-for-sale. Such securities are carried at fair value, with the unrealized gains and losses, net of income taxes, reported within Other Comprehensive Income as a component of Shareholders' Equity. Typically these securities are distributed to the Company from venture capital partnerships in which it invests. During the fiscal year 2008, the Company sold its inventory of publicly traded securities. The Company recorded net pre-tax gains of $379, $2,555 and $3,588 during 2008, 2007 and 2006, respectively, for sales of its available-for-sale securities. These amounts were recorded in Gains from investments, net in the Consolidated Statements of Income.

Direct equity investments in private companies and limited partner interests in venture capital partnerships are carried in the financial statements at cost, which was $7,121 at December 31, 2008 and $5,415 at December 31, 2007. On a quarterly basis, the Company monitors the realizable value of these investments and makes appropriate reductions in their carrying values when a decline in value is deemed to be other-than-temporary. The Company concluded that no reductions to carrying values were necessary during 2008 and 2007.

Note 9. Financial Instruments

FOREIGN EXCHANGE RISK MANAGEMENT

The Company transacts business in more than 100 countries and is subject to risks associated with changing foreign exchange rates. The Company's objective is to reduce earnings and cash flow volatility associated with foreign exchange rate changes. Accordingly, the Company enters into foreign currency forward contracts to minimize the impact of foreign exchange movements on net income, non-U.S. Dollar anticipated royalties, and on the value of non-functional currency assets and liabilities.

It is the Company's policy to enter into foreign currency transactions only to the extent necessary to meet its objectives as stated above. The Company does not enter into foreign currency transactions for investment or speculative purposes. The principal currencies hedged are the Euro, the Japanese Yen, the British Pound, the Swiss Franc and the Canadian Dollar.

The impact of foreign exchange risk management activities as described above on pre-tax income resulted in net losses of $29,260, $9,565 and $6,074 in 2008, 2007 and 2006, respectively. In addition, during the fourth quarter of 2008, the Company recorded a $16,071 foreign exchange loss related to the liquidation of non-functional currency Venezuelan Bolívars held at the Company's Swiss operating

(Dollars and shares in thousands, except per share data)

Note 9. Financial Instruments (Continued)

subsidiary. These foreign exchange losses are included in Other (expense) income, net, in the Consolidated Statements of Income.

At December 31, 2008, the Company had approximately $409,090 in foreign exchange forward contracts outstanding with various expiration dates through November 2009 relating to non-U.S. Dollar anticipated royalties and non-functional currency assets and liabilities. Foreign exchange forward contracts are recorded at estimated fair value. The estimated fair values of the forward contracts are based on quoted market prices.

Unrealized and realized gains and losses on the contracts hedging net income and non-functional currency assets and liabilities do not qualify for hedge accounting, and therefore are not deferred and are included in the Consolidated Statements of Income in Other income (expense), net.

Unrealized gains and losses on the contracts hedging non-U.S. Dollar anticipated royalties qualify for hedge accounting, and are therefore deferred and included in OCI "Other Comprehensive Income."

FAIR VALUE OF FINANCIAL INSTRUMENTS

At December 31, 2008, the Company's financial instruments included cash, cash equivalents, receivables, accounts payable and long-term debt. At December 31, 2008, the fair values of cash, cash equivalents, receivables and accounts payable approximated carrying values due to the short-term nature of these instruments. At December 31, 2008, the fair value of long-term debt approximated carrying value.

Effective January 1, 2008, the Company adopted SFAS No. 157, "Fair Value Measurements," (see Note 3). SFAS No. 157 establishes a three-level hierarchy for disclosure of fair value measurements as follows:

Level 1— Quoted prices in active markets for identical assets or liabilities.

Level 2— Quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets; and model-derived valuations in which all significant inputs are observable in active markets.

Level 3— Unobservable inputs reflecting management's own assumptions about the inputs used in pricing the asset or liability.

The following table summarizes assets and liabilities measured at fair value on a recurring basis at December 31, 2008:

	Basis of Fair Value Measurements			
	Level 1	Level 2	Level 3	Total
Assets				
Derivatives(1)	—	$409,090	—	$409,090
Liabilities				
Derivatives(1)	—	$417,133	—	$417,133

(1) Derivatives consist of foreign exchange forward contracts based on observable market inputs of spot and forward rates.

(Dollars and shares in thousands, except per share data)

Note 9. Financial Instruments (Continued)

CREDIT CONCENTRATIONS

The Company continually monitors its positions with, and the credit quality of, the financial institutions which are counterparties to its financial instruments and does not anticipate non-performance by the counterparties. The Company would not have realized a material loss during the year ended December 31, 2008 in the event of non-performance by any one counterparty. In general, the Company enters into transactions only with financial institution counterparties that have a credit rating of A or better. In addition, the Company limits the amount of credit exposure with any one institution.

The Company maintains accounts receivable balances ($382,776 and $415,926, net of allowances, at December 31, 2008 and 2007, respectively), principally from customers in the pharmaceutical industry. The Company's trade receivables do not represent significant concentrations of credit risk at December 31, 2008 due to the credit worthiness of its customers and their dispersion across many geographic areas.

LINES OF CREDIT

The following table summarizes the Company's long-term debt at December 31, 2008 and December 31, 2007:

	2008	2007
4.6% Private Placement Notes, principal payment of $150,000 due January 2008, net of interest rate swaps of $(981)	**$ —**	$ 149,019
5.58% Private Placement Notes, principal payment of $105,000 due January 2015	**105,000**	—
5.99% Private Placement Notes, principal payment of $135,000 due January 2018	**135,000**	—
5.55% Private Placement Notes, principal payment of $150,000 due April 2016	**150,000**	150,000
1.70% Private Placement Notes, principal payment of 34,395,000 Japanese Yen due January 2013	**381,304**	300,787
Revolving Credit Facility:		
Japanese Yen denominated borrowings at average floating rates of approximately 1.35%	**435,895**	397,973
Swiss Franc denominated borrowings	**—**	54,730
U.S. Dollar denominated borrowings at average floating rates of approximately 1.37%	**147,000**	100,700
Bank Term Loan, principal payment of $50,000 due June 2010 at average floating rate of approximately 0.78%	**50,000**	50,000
Total Long-Term Debt	**$1,404,199**	$1,203,209

In February 2008, the Company closed a private placement transaction pursuant to which it issued $105,000 of seven-year debt at a fixed rate of 5.58%, and $135,000 of ten-year debt at a fixed rate of 5.99% to several highly rated insurance companies. The Company used the proceeds for share repurchases (see Note 14) and to refinance existing debt.

(Dollars and shares in thousands, except per share data)

Note 9. Financial Instruments (Continued)

In July 2006, the Company entered into a $1,000,000 revolving credit facility with a syndicate of 12 banks ("Revolving Credit Facility") replacing its existing $700,000 facility. The terms of the Revolving Credit Facility extended the maturity of the facility in its entirety to a term of five years, maturing July 2011, reduced the borrowing margins, and increased subsidiary borrowing limits. Total borrowings under the Revolving Credit Facility were $582,895 and $553,403 at December 31, 2008 and December 31, 2007, respectively, all of which were classified as long-term. The Company defines long-term lines as those where the lines are non-cancellable for more than 365 days from the balance sheet date by the financial institutions except for specified, objectively measurable violations of the provisions of the agreement. In general, rates for borrowing under the Revolving Credit Facility are LIBOR plus 40 basis points and can vary based on the Company's Debt to EBITDA ratio. The weighted average interest rates for the Company's lines were 1.36% and 2.16% at December 31, 2008 and December 31, 2007, respectively. In addition, the Company is required to pay a commitment fee on any unused portion of the facilities of 0.01%. At December 31, 2008, the Company had approximately $417,105 available under its existing bank credit facilities.

In June 2006, the Company closed a $50,000 three-year term loan with a bank. The term loan allows the Company to borrow at a floating rate with a lower borrowing margin than the Company's revolving credit facility. The term loan also provides the Company with two one-year options to extend the term at the Company's discretion. In August 2008, the Company exercised the first one-year option to extend the term through June 2010. The Company used the proceeds to refinance existing debt borrowed under the revolving credit facility.

In April 2006, the Company closed a private placement transaction pursuant to which it issued $150,000 of ten-year notes to two highly rated insurance companies at a fixed rate of 5.55%. The Company used the proceeds to refinance existing debt of $150,000 drawn under a short term credit agreement with a bank in January 2006.

In January 2006, the Company closed a private placement transaction pursuant to which its Japanese subsidiary issued 34,395,000 Japanese Yen seven-year debt (equal to $300,000 at date of issuance) to several highly rated insurance companies at a fixed rate of 1.70%. The Company used the proceeds to refinance existing debt in Japan.

In January 2003, the Company closed a private placement transaction pursuant to which it issued $150,000 of five-year debt to several highly rated insurance companies at a fixed rate of 4.60%. The Company used the proceeds to pay down existing short-term debt. The Company also swapped $100,000 of its fixed rate debt to floating rate based on six-month LIBOR plus a margin of approximately 107 basis points. The Company accounted for these swaps as fair value hedges. The Company determined the fair values based on estimated prices quoted by financial institutions. The fair values of these swaps were $(981) as of December 31, 2007. These notes and the related swaps matured and were paid off in January 2008. Although these notes were due within 365 days at December 31, 2007, the Company classified the notes as long-term at December 31, 2007 as the Company had the ability and intent to refinance these notes with another long-term debt arrangement.

(Dollars and shares in thousands, except per share data)

Note 9. Financial Instruments (Continued)

The Company's financing arrangements provide for certain covenants and events of default customary for similar instruments, including in the case of its main bank arrangements, the private placement transactions, and the term loan, covenants to maintain specific ratios of consolidated total indebtedness to EBITDA and of EBITDA to certain fixed charges. At December 31, 2008, the Company was in compliance with these financial debt covenants.

Note 10. Pension and Postretirement Benefits

The Company sponsors both funded and unfunded defined benefit pension plans. These plans provide benefits based on various criteria, including, but not limited to, years of service and salary. The Company also sponsors an unfunded postretirement benefit plan in the U.S. that provides health and prescription drug benefits to retirees who meet the eligibility requirements. The Company uses a December 31 measurement date for all pension and postretirement benefit plans. The Company aggregates the disclosures of its U.S. and non-U.S. plans because the material assumptions used for such plans are similar.

In September 2006, the FASB issued SFAS 158, which requires recognition of the funded status of pension and other postretirement benefit plans on the balance sheet. This statement amends and clarifies the financial accounting and reporting guidance for defined benefit pension and other postretirement plans. Under SFAS 158, gains and losses, prior service costs and credits, and any remaining transition amounts under SFAS 87 and SFAS 106 that have not yet been recognized through net periodic benefit cost will be recognized first in OCI and then in AOCI, a component of shareholders' equity, net of tax effects. The measurement date, the date at which the benefit obligation and plan assets are measured, is required to be the company's fiscal year end. SFAS 158 was effective for publicly-held companies for fiscal years ending after December 15, 2006, except for the measurement date provisions, which are effective for fiscal years ending after December 15, 2008. As of January 1, 2008, the Company utilizes a fiscal year end measurement date for all plans. The Company adopted SFAS 158 as of December 31, 2006.

(Dollars and shares in thousands, except per share data)

Note 10. Pension and Postretirement Benefits (Continued)

The following tables summarize changes in the benefit obligation, the plan assets and the funded status of the Company's pension and postretirement benefit plans as well as the components of net periodic benefit costs, including key assumptions.

	Pension Benefits		Other Benefits	
Obligations and Funded Status at December 31,	**2008**	**2007**	**2008**	**2007**
Change in benefit obligation				
Benefit obligation at beginning of year	**$350,672**	$338,644	**$ 12,629**	$ 12,083
Service cost	**15,429**	13,116	**—**	6
Interest cost	**20,711**	18,452	**766**	720
Foreign currency exchange adjustment	**(44,437)**	4,279	**—**	—
Amendments	**—**	—	**(798)**	—
Plan participants' contributions	**8**	1,838	**627**	465
Actuarial (gain) loss	**(10,115)**	(13,647)	**426**	1,026
Benefits paid (net of Medicare subsidy of $84 in 2008)	**(14,166)**	(10,238)	**(1,604)**	(1,671)
Impact of elimination of early measurement date	**246**	—	**—**	—
Curtailments	**—**	—	**345**	—
Settlements	**(1,604)**	(2,017)	**—**	—
Acquisitions	**121**	—	**—**	—
Benefit obligation at end of year	**$316,865**	$350,427	**$ 12,391**	$ 12,629
Change in plan assets				
Fair value of plan assets at beginning of year	**$393,866**	$374,003	**$ —**	$ —
Actual return on assets	**(90,414)**	17,597	**—**	—
Foreign currency exchange adjustment	**(36,079)**	2,936	**—**	—
Employer contributions	**11,413**	8,267	**978**	1,206
Plan participants' contributions	**8**	1,838	**626**	465
Benefits paid (net of Medicare subsidy of $84 in 2008)	**(14,166)**	(10,238)	**(1,604)**	(1,671)
Settlements	**—**	(530)	**—**	—
Fair value of plan assets at end of year	**$264,628**	$393,873	**$ —**	$ —
Funded status	**$ (52,237)**	$ 43,446	**$(12,391)**	$(12,629)
Contributions between measurement date and end of fiscal year	**—**	179	**—**	—
Net amount recognized	**$ (52,237)**	$ 43,625	**$(12,391)**	$(12,629)
Amounts recognized in the Consolidated Statements of Financial Position consist of:				
Other assets	**$ 26,525**	$ 95,666	**$ —**	$ —
Accrued and other current liabilities	**(3,649)**	(3,183)	**(749)**	(755)
Postretirement and postemployment benefits liability	**(75,113)**	(48,858)	**(11,642)**	(11,874)
Net amount recognized	**$ (52,237)**	$ 43,625	**$(12,391)**	$(12,629)

The other assets above largely consist of the overfunded IMS Qualified Retirement Plan. In the past, the IMS Qualified Retirement Plan was overfunded by an amount material enough to offset the post retirement liabilities in the U.S. and all other countries. Due to the performance of all pension plan assets during 2008, the Qualified Retirement Plan overfunded position was no longer sufficient to offset the postretirement liabilities in the U.S. and all other countries.

(Dollars and shares in thousands, except per share data)

Note 10. Pension and Postretirement Benefits (Continued)

The accumulated benefit obligation for all defined benefit pension plans was $304,661 and $330,622 at December 31, 2008, and 2007, respectively.

Information for pension plans with an accumulated benefit obligation in excess of plan assets as of December 31,	2008	2007
Projected benefit obligation	**$189,193**	$229,356
Accumulated benefit obligation	**$177,579**	$211,099
Fair value of plan assets	**$110,432**	$177,136

The amounts recognized in accumulated other comprehensive income consist of:

Additional Information as of December 31,	Pension Benefits 2008	Other Benefits 2008	Pension Benefits 2007	Other Benefits 2007
Net actuarial loss (gain)	**$186,255**	**$3,748**	$77,222	$3,916
Prior service cost (credit)	**(617)**	**(515)**	(598)	(13)
Transition obligation (asset)	**(63)**	**—**	(66)	—
Total	**$185,575**	**$3,233**	$76,558	$3,903

Components of Net Periodic Benefit Cost for years ended December 31,	Pension Benefits			Other Benefits		
	2008	2007	2006	2008	2007	2006
Service cost	**$ 15,429**	$ 13,116	$ 12,711	**$ —**	$ 6	$ 23
Interest cost	**20,711**	18,452	15,876	**766**	720	667
Expected return on plan assets	**(31,454)**	(29,273)	(25,645)	**—**	—	—
Amortization of net loss (gain)	**2,721**	4,174	4,592	**595**	471	308
Amortization of prior service cost (credit)	**18**	331	(2)	**(178)**	(36)	(168)
Amortization of transition obligation (asset)	**(3)**	9	19	**—**	—	—
Curtailment loss (gain)	**—**	—	—	**227**	—	—
Settlement loss (gain)	**—**	(51)	264	**—**	—	—
Net periodic benefit cost	**$ 7,422**	$ 6,758	$ 7,815	**$1,410**	$1,161	$ 830
Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income						
Actuarial (gain) loss—current year	**$111,753**	$ (1,970)	N/A	**$ 427**	$1,026	N/A
Prior service cost (credit)—current year	**—**	—	N/A	**(798)**	—	N/A
Amortization of actuarial (gain) loss	**(2,721)**	(4,174)	N/A	**(595)**	(472)	N/A
Amortization of prior service cost (credit)	**(18)**	(331)	N/A	**178**	36	N/A
Amortization of transition obligation (asset)	**3**	(9)	N/A	**—**	—	N/A
Curtailment loss gain)	**—**	—	N/A	**118**	—	N/A
Settlement loss (gain)	**—**	51	N/A	**—**	—	N/A
Change in effect of additional minimum liability	**N/A**	N/A	$(35,202)	**N/A**	N/A	N/A
Total recognized in other comprehensive income	**$109,017**	$ (6,433)	$(35,202)	**$ (670)**	$ 590	N/A
Total recognized in net periodic benefit cost and other comprehensive income	**$116,439**	$ 325	$(27,387)	**$ 740**	$1,751	$ 830

(Dollars and shares in thousands, except per share data)

Note 10. Pension and Postretirement Benefits (Continued)

The amounts in accumulated other comprehensive income that are expected to be recognized as components of net periodic benefit cost (credit) during the next fiscal year are as follows:

	Pension Benefits	Other Benefits	Total
Net actuarial loss (gain)	$5,589	$ 570	$6,159
Prior service cost (credit)	(195)	(162)	(357)
Transition obligation (asset)	(3)	—	(3)
Total	$5,391	$ 408	$5,799

ASSUMPTIONS

Weighted average assumptions used to determine benefit obligations at December 31,	Pension Benefits		Other Benefits	
	2008	2007	2008	2007
Discount rate	**5.91%**	5.91%	**6.00%**	6.25%
Rate of compensation increase	**3.66%**	3.58%	**N/A**	N/A

Weighted average assumptions used to determine net periodic benefit cost for years ended December 31,	Pension Benefits			Other Benefits		
	2008	2007	2006	2008	2007	2006
Discount rate	**5.90%**	5.39%	5.15%	**6.25%**	6.00%	5.75%
Expected long-term return on plan assets	**7.94%**	7.94%	7.99%	**N/A**	N/A	N/A
Rate of compensation increase	**3.58%**	3.49%	3.75%	**N/A**	N/A	N/A

In selecting an expected return on plan asset assumption, the Company considers the returns being earned by the plan assets in the fund, the rates of return expected to be available for reinvestment and long-term economic forecasts for the type of investments held by the plan. At January 1, 2009 the expected return on plan assets for the U.S. pension plans is 8.50%, which is unchanged from the prior year. Outside the U.S., the range of applicable expected rates of return is 1.5 – 7.5% as of January 1, 2009 compared to a range of 1.5% – 8.0% at January 1, 2008. The actual return on plan assets will vary from year to year versus this assumption. The Company believes it is appropriate to use long-term expected forecasts in selecting its expected return on plan assets. As such, there can be no assurance that its actual return on plan assets will approximate the long-term expected forecasts. The EROA was $31,454 and $29,273 and the actual loss on assets was ($90,414) and $17,597, respectively, for the years ended December 31, 2008 and 2007.

Assumed health care cost trend rates at December 31,	2008	2007	2006
Health care cost trend rate assumed for next year	**9.25%**	10.0%	10.0%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	**5.0%**	5.0%	5.0%
Year that the rate reaches the ultimate trend rate	**2015**	2015	2012

(Dollars and shares in thousands, except per share data)

Note 10. Pension and Postretirement Benefits (Continued)

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total of service and interest cost	$ 61	$ (53)
Effect on accumulated postretirement benefit obligation	$974	$(840)

PLAN ASSETS

The Company's pension plan weighted average asset allocations at December 31, 2008, and 2007, by asset category, follows:

	Plan Assets at December 31,	
Asset Category	**2008**	**2007**
Equity securities	**65%**	70%
Debt securities	**30**	25
Real estate	**4**	4
Other	**1**	1
Total	**100%**	100%

The target asset allocation for the Company's pension plans is as follows:

Asset Category	**2008**
Equity securities	**60 – 80%**
Debt securities	**20 – 30%**
Real estate	**0 – 10%**
Other	**0 – 1%**

The Company invests primarily in equity and debt securities that are within prudent levels of risk and provide for necessary liquidity requirements. The long-term objectives are to invest in vehicles that provide a return that both limits the risk of plan assets failing to meet associated liabilities and minimizes long-term expense. The majority of the Company's plan assets are measured quarterly against benchmarks established by the Company's investment advisors, and the Company's Asset Management Committee, who has the authority to recommend changes as deemed appropriate and reviews actual performance. The Company periodically conducts asset liability modeling studies to ensure that the investment strategy is aligned with the obligations of the plans and that the assets will generate income and capital growth to meet the cost of current and future benefits that the plans provide. The pension plans do not include investments in Company stock at December 31, 2008 or 2007.

CASH FLOWS

CONTRIBUTIONS. During fiscal 2008, the Company contributed $12,390 to its pension and postretirement benefit plans which included voluntary contributions above the minimum requirements

(Dollars and shares in thousands, except per share data)

Note 10. Pension and Postretirement Benefits (Continued)

for the pension plans. The Company currently expects to contribute $10,200 in required contributions and $1,100 in discretionary contributions to its pension and postretirement benefit plans during fiscal 2009. The Company may make additional contributions into its pension plans in fiscal 2009 depending on, among other factors, how the funded status of those plans changes and in order to meet minimum funding requirements as set forth in employee benefit and tax laws, plus additional amounts the Company may deem to be appropriate.

ESTIMATED FUTURE BENEFIT PAYMENTS AND SUBSIDY RECEIPTS. The following benefit payments (net of expected participant contributions), which reflect expected future service and the Medicare Part D subsidy receipts, are expected to be paid or received as follows:

Expected benefit payments/(subsidy receipts)	Pension Benefits	Other Benefits	Expected Federal Subsidy
2009	$11,265	$ 1,443	$(118)
2010	11,826	1,568	(138)
2011	12,246	1,728	(152)
2012	15,262	1,833	(175)
2013	15,071	1,965	(187)
Years 2014 – 2018	$94,425	$11,158	$(842)

PLANS ACCOUNTED FOR UNDER APB OPINION NO. 12, "OMNIBUS OPINION—1967." The Company provides certain executives with supplemental pension benefits in accordance with their individual employment arrangements. As individual arrangements, these pension benefits are accounted for under APB Opinion No. 12 (which addresses accounting for deferred compensation contracts) and not SFAS No. 87, and as a result, the tables of this Note 10 do not include the Company's expense or obligation associated with providing these benefits. The Company's obligation for these unfunded arrangements was $17,610 at December 31, 2008 and $15,259 at December 31, 2007. Annual expense was approximately $2,101, $2,880 and $4,725 for the years ended December 31, 2008, 2007 and 2006, respectively. The discount rate and rate of compensation increase used to measure year end obligations was 6.00% and 4.50%, respectively, as of December 31, 2008, and 6.25% and 5.00%, respectively, as of December 31, 2007.

DEFINED CONTRIBUTION PLANS. Certain employees of the Company in the U.S. are eligible to participate in the Company-sponsored defined contribution plan. The Company makes a matching contribution of up to 50% of the employee's contribution based on specified limits of the employee's salary. The Company's expense related to this plan was approximately $4,694, $4,501 and $3,873 for the years ended December 31, 2008, 2007 and 2006, respectively. Approximately 2% and 3% of total plan assets were invested in Company stock at December 31, 2008 and 2007, respectively.

On January 1, 2007, the defined contribution executive retirement plan was established. Participants are certain key executives who are designated by the CEO and approved by the Human Resource Committee of the board. Contributions are defined in the plan document and consist of a basic and a past service contribution. Both types of contributions are based on age and service, however, the past service contribution is only granted to the participants for the first ten years of participation in the plan. The plan has no assets, but a liability equal to the contributions credited to the participants is recorded in the balance sheet of the Company. The Company's expense related to

(Dollars and shares in thousands, except per share data)

Note 10. Pension and Postretirement Benefits (Continued)

this plan was approximately $1,954 and $1,700 for the years ended December 31, 2008 and 2007, respectively.

There are additional Company-sponsored defined contribution arrangements for employees of the Company residing in countries other than the United States. The Company is required to make contributions based on the specific requirements of the plans. The Company's expense related to these plans was approximately $6,562, $5,818 and $4,329 for the years ended December 31, 2008, 2007 and 2006, respectively. None of the plan assets were invested in Company stock at any time during 2008, 2007, or 2006.

Note 11. Stock-Based Compensation

Effective January 1, 2006, the Company adopted SFAS 123R. The Company elected to use the modified prospective transition method; therefore, prior period results were not retrospectively adjusted. Prior to the adoption of SFAS 123R, stock-based compensation expense related to stock options was not recognized in the results of operations if the exercise price was at least equal to the market value of the Common Stock on the grant date, in accordance with APB 25. As a result, the recognition of stock-based compensation expense was generally limited to the expense attributed to restricted stock units and stock option modifications.

SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized as compensation expense over the requisite service period (generally the vesting period) in the consolidated financial statements based on their fair values. For options with graded vesting, the Company values the stock option grants and recognizes compensation expense as if each vesting portion of the award was part of the total award and not a separate award. Under the modified prospective method, awards that were granted, modified, or settled on or after January 1, 2006 are measured and accounted for in accordance with SFAS 123R. Unvested equity-classified awards that were granted prior to January 1, 2006 will continue to be accounted for in accordance with the provisions of SFAS 123, except that all awards are recognized in the results of operations over the remaining vesting periods. SFAS 123R requires the recognition of stock-based compensation for the number of awards that are ultimately expected to vest. As a result, for most awards, recognized stock compensation was reduced for estimated forfeitures prior to vesting primarily based on historical annual forfeiture rates. Estimated forfeitures will be reassessed in subsequent periods and may change based on new facts and circumstances. The Company has elected to follow the transition guidance put forth in paragraph 81 of SFAS 123R for the purpose of calculating the pool of excess tax benefits available to absorb tax deficiencies recognized subsequent to the adoption of SFAS 123R. Under this method, the pool of excess tax benefits is calculated by including the net excess tax benefits that would have qualified as such had the entity adopted SFAS 123 for recognition purposes. In addition, realized tax benefits in excess of amounts recognized in the Consolidated Statements of Income are recognized as a financing activity rather than an operating activity subsequent to SFAS 123R adoption for purposes of the Consolidated Statement of Cash Flows.

The Company maintains four Stock Incentive Plans, which provide for the grant of stock options, stock appreciation rights, restricted stock and restricted stock units to eligible employees and Non-Employee Directors. At December 31, 2008, there were 59,279 shares of Common Stock reserved for issuance under all of the Company's stock plans, of which 11,636 shares are still available for future grants. Common Stock reserved for issuance includes 18,448 shares from the 2000 Stock Incentive Plan,

(Dollars and shares in thousands, except per share data)

Note 11. Stock-Based Compensation (Continued)

which the Board of Directors approved during 2000, 36,484 shares from the 1998 Employees' Stock Incentive Plan, 29,784 of which was approved by the shareholders during 1998 and 6,700 of which were approved by the shareholders in May 2006, 3,437 shares from the 1998 Employees' Stock Purchase Plan, which was approved by the shareholders during 1998, and 910 shares from the 1998 Non-Employee Directors' Stock Incentive Plan, 410 shares of which were approved by the shareholders during 1998 and an additional 500 shares of which were approved by the shareholders in May 2003. Historically, stock options have been granted to broad groups of employees on a discretionary basis. Beginning in fiscal 2006, employees are generally eligible to receive restricted stock units with a service condition of four years instead of stock options with a service condition of three years. Certain senior employees continue to be eligible to receive restricted stock units which contain both performance and service conditions and beginning in fiscal 2008, stock appreciation rights with service conditions.

The Employee Stock Purchase Plan ("ESPP") was originally adopted in 1998 with a quarterly purchase period and a price equal to the lesser of 90% of the fair market value on the first trading day or the last trading day of the period. The Company amended its ESPP in 2001 to allow employees to purchase a limited amount of Common Stock at the end of each six-month period at a price equal to the lesser of 85% of fair market value on (a) the first trading day of the period, or (b) the last trading day of the period. Beginning with the first purchase of 2006, the plan was amended to allow employees to purchase a limited amount of Common Stock at the end of each six-month period at a price equal to 85% of the fair market value on the last trading day of the period. Beginning with the first purchase of 2007, the plan was amended to allow employees to purchase a limited amount of Common Stock at the end of each six-month period at a price equal to 90% of the fair market value on the last trading day of the period. Fair market value is defined as the average of the high and low prices of the shares on the relevant day. The 10% discount made the plan compensatory under SFAS 123R. At the discretion of the Human Resources Committee of the Company's Board of Directors (the "Committee"), the ESPP was discontinued effective with the December 31, 2007 purchase.

Stock options are granted with an exercise price equal to the fair market value of a share of Common Stock on the date of grant. Stock options expire within seven to ten years and generally vest ratably over three years for employees and one to three years for non-employee directors. The vesting period and option term for grants to employees is at the discretion of the Committee.

Stock appreciation rights ("SARS") are granted with an exercise price equal to the fair market value of a share of Common Stock on the date of grant. SARS expire within seven years and will vest ratably over four years for employees. The vesting period and option term for grants to employees is at the discretion of the Committee.

Restricted stock units ("RSUs") are granted at a price equal to the fair market value of a share of Common Stock on the date of grant. RSUs with service vesting generally vest ratably over three to four years. The vesting period for grants to employees is at the discretion of the Committee. Non-employee directors and senior executives have the ability to elect to defer settlement of RSUs pursuant to the Company's Stock Incentive Plans. Elections to defer the share distribution date are subject to the requirements of Internal Revenue Code Section 409A.

Participation in the Performance Restricted Stock Units program ("PERS"), under which performance RSUs are granted, is limited to key senior executives. The target award is denominated in cash and is equal to each eligible executive's annual incentive target. These awards are subject to fair value adjustments for any changes in the underlying market value of the Company's Common Stock

Note 11. Stock-Based Compensation (Continued)

until the end of the performance period. The performance period is one year during which performance against the established financial criterion is measured. The actual award is quantified and granted to eligible employees in RSUs at the February Committee meeting in the year following the one year performance period. Upon grant, there is an additional two year cliff vest service requirement which begins on the first business day of the year following the performance period. If performance criterion is not met, the award is forfeited and no RSUs are granted. The RSUs granted are determined using the fair market value based on the average high/low stock price for the last 20 trading days of the performance period in accordance with the PERS program. Performance awards are granted at a price equal to the fair market value of a share of Common Stock on the date of grant.

Participation in the Long Term Incentive program ("LTI"), under which performance RSUs are granted, is at the CEO's discretion with participants varying from year to year. The target awards, by person, are approved by the Committee prior to the end of the first quarter of the performance cycle. The target award is denominated 50% in cash, or in unrestricted shares of stock based on the fair market value of IMS Common Stock on the day of grant, which are payable after the two year performance period. The remaining 50% is payable in RSUs, which are granted after the two year performance period with an additional two year cliff vest service requirement. A RSU, if earned, may only be settled by issuance or delivery of a share. These awards are subject to fair value adjustments for any changes in the underlying market value of the Company's Common Stock until the end of the two year performance period. At the end of the performance period, achievement against the established financial criterion is measured and the actual payout percentage is quantified and approved by the Committee following approval of year end results by the Board of Directors. If performance criterion is not met, the award is forfeited and no RSUs are granted and no cash or unrestricted shares are paid. The RSUs granted are determined using the fair market value based on the average high/low stock price for the last 20 trading days of the year prior to the beginning of the performance period in accordance with the LTI plan document. Performance awards are granted at a price equal to the fair market value of a share of Common Stock on the date of grant.

(Dollars and shares in thousands, except per share data)

Note 11. Stock-Based Compensation (Continued)

The following table summarizes activity of stock options for the periods indicated:

	Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Term	Aggregate Intrinsic Value
Options Outstanding, December 31, 2005	29,984	$22.91		
Granted	11	$24.54		
Exercised	(6,161)	$19.36		
Forfeited	(699)	$23.58		
Cancelled	(1,739)	$28.93		
Options Outstanding, December 31, 2006	21,396	$23.43		
Granted	—	—		
Exercised	(6,299)	$22.72		
Forfeited	(200)	$24.14		
Cancelled	(371)	$27.61		
Options Outstanding, December 31, 2007	**14,526**	**$23.62**		
Granted	**1,159**	**$22.58**		
Exercised	**(277)**	**$19.91**		
Forfeited	**(88)**	**$23.86**		
Cancelled	**(2,141)**	**$25.51**		
Options Outstanding, December 31, 2008	**13,179**	**$23.29**	**2.14**	**$357**
Options Vested or Expected to Vest, December 31, 2008	**13,044**	**$23.30**	**2.08**	**$357**
Exercisable, December 31, 2008	**12,051**	**$23.36**	**1.79**	**$357**

The intrinsic value for stock options is calculated based on the exercise price of the underlying awards and the market price of the Company's Common Stock as of the end of the period. As of December 31, 2008, approximately $4,825 of unrecognized stock compensation expense related to unvested stock options (net of estimated forfeitures) is expected to be recognized over a weighted-average period of approximately 3.29 years. Proceeds received from the exercise of stock options were $5,520 for the year ended December 31, 2008, and $143,128 for the year ended December 31, 2007. The intrinsic value of stock options that were exercised was $1,146 for the year ended December 31, 2008, the majority of which is currently deductible for tax purposes, $50,120 for the year ended December 31, 2007, and $49,208 for the year ended December 31, 2006.

The fair value of stock options is estimated using the Black-Scholes option-pricing model. This model requires the input of subjective assumptions that will usually have a significant impact on the fair value estimate. The assumptions for prior year grants were developed based on SFAS 123R and SEC guidance contained in SAB 107.

(Dollars and shares in thousands, except per share data)

Note 11. Stock-Based Compensation (Continued)

The Company granted SARs on April 15, 2008. The Company did not grant any stock options during 2007. The following table summarizes the weighted average assumptions used to compute the weighted average fair value of prior year stock option grants:

	2008	2006
Dividend Yield	**0.5%**	0.5%
Weighted Average Volatility	**22.6%**	29.4%
Risk Free Interest Rate	**2.87%**	4.49%
Expected Term	**5.00 years**	4.39 years
Weighted Average Fair Value of Options Granted	**$ 5.49**	$ 7.82
Weighted Average Grant Price	**$ 22.58**	$ 24.54

- The dividend yield is equal to the annualized dividend divided by the closing stock price on the date of payment. An increase in the dividend yield will decrease stock compensation expense.
- The weighted average volatility was developed using historical volatility for periods equal to the expected life of the options. An increase in the weighted average volatility assumption will increase stock compensation expense.
- The risk-free interest rate was developed using the U.S. Treasury yield curve for periods equal to the expected life of the options on the grant date. An increase in the risk-free interest rate will increase stock compensation expense.
- The expected term was estimated for the 2006 grant of stock options by reviewing the historical exercise experience of a fully vested material grant that was close to maturity. The expected term was estimated for the 2008 grant of stock appreciation rights by reviewing the historical exercise experience of all past stock option grants with vesting terms of three years. The expected term that resulted from the review of three year awards was adjusted to account for the four year vesting of the stock appreciation rights granted in 2008. An increase in the expected holding period will increase stock compensation expense.

The following table summarizes activity of RSUs with service conditions:

	Shares	Weighted Average Grant Date Fair Value	Aggregate Intrinsic Value
Unvested, December 31, 2005	444	$20.30	
Granted	1,386	$26.12	
Vested	(217)	$22.03	
Forfeited	(55)	$25.79	
Unvested, December 31, 2006	1,558	$25.04	
Granted	1,219	$29.64	
Vested	(296)	$26.06	
Forfeited	(148)	$28.09	
Unvested, December 31, 2007	**2,333**	**$27.16**	
Granted	**1,356**	**$22.24**	
Vested	**(569)**	**$27.45**	
Forfeited	**(348)**	**$26.74**	
Unvested, December 31, 2008	**2,772**	**$24.75**	**$41,570**
Vested or Expected to Vest, December 31, 2008	**2,565**	**$24.75**	**$38,466**

(Dollars and shares in thousands, except per share data)

Note 11. Stock-Based Compensation (Continued)

The intrinsic value for RSUs is calculated based on the market price of the Company's Common Stock as of the end of the period. As of December 31, 2008, approximately $46,325 of unrecognized stock compensation expense related to unvested RSUs (net of estimated forfeitures) is expected to be recognized over a weighted-average period of 2.48 years. The total fair value of RSUs with service conditions which vested during the periods ended December 31, 2008, 2007 and 2006 was $14,496, $8,716 and $4,467, respectively.

The following table summarizes activity of RSUs with performance conditions:

	Shares	Weighted Average Grant Date Fair Value	Aggregate Intrinsic Value
Unvested, December 31, 2005	375	$21.12	
Granted	154	$24.53	
Vested	(181)	$21.76	
Forfeited	(28)	$24.08	
Unvested, December 31, 2006	320	$22.14	
Granted	123	$29.16	
Vested	(84)	$18.65	
Forfeited	(6)	$27.00	
Unvested, December 31, 2007	**353**	**$25.34**	
Granted	**237**	**$24.44**	
Vested	**(109)**	**$23.86**	
Forfeited	**(12)**	**$27.26**	
Unvested, December 31, 2008	**469**	**$25.17**	**$7,036**
Vested or Expected to Vest, December 31, 2008	**462**	**$25.18**	**$6,933**

The intrinsic value for RSUs with performance conditions is calculated based on the market price of the Company's Common Stock as of the end of the period. As of December 31, 2008, approximately $1,436 of unrecognized stock compensation expense related to unvested restricted stock units (net of estimated forfeitures) is expected to be recognized over a weighted-average period of 1.11 years. The total fair value of RSUs with performance conditions which vested during the periods ended December 31, 2008, 2007 and 2006 was $1,059, $2,347 and $5,570, respectively.

(Dollars and shares in thousands, except per share data)

Note 11. Stock-Based Compensation (Continued)

The following table summarizes activity of non-employee director deferred stock granted in lieu of board meeting fees:

	Shares	Weighted Average Grant Date Fair Value
Outstanding, December 31, 2005	30	$22.12
Granted	3	$26.13
Outstanding, December 31, 2006	33	$22.49
Granted	5	$29.50
Outstanding, December 31, 2007	**38**	**$23.37**
Granted	**6**	**$19.71**
Outstanding, December 31, 2008	**44**	**$22.81**

The following table summarizes the components and classification of stock-based compensation expense in 2008 and 2007:

	Year ended December 31,	
	2008	2007
Stock Options	**$ 4,030**	$14,143
Restricted Stock Units	**24,008**	20,810
Employee Stock Purchase Plan	**(2)**	639
Total Stock-Based Compensation Expense	**$28,036**	$35,592
Operating Costs of I&A	**$ 2,938**	$ 3,610
Direct and Incremental Costs of C&S	**3,616**	3,762
Selling, & Administrative Expenses	**21,482**	28,220
Total Stock-Based Compensation Expense	**$28,036**	$35,592
Tax Benefit on Stock-Based Compensation Expense	**$ 8,892**	$10,334
Capitalized Stock-Based Compensation Expense	**$ 185**	$ 325

The tax benefit realized on stock options exercised and restricted stock issued for the year ended December 31, 2008 was $4,743.

Realized tax benefits in excess of amounts recognized in the Consolidated Statements of Income were recognized as a financing activity rather than an operating activity for purposes of the Consolidated Statement of Cash Flows and were equal to $94 and $5,103 as of December 31, 2008 and 2007, respectively.

The Company satisfies stock option exercises, vested RSUs and ESPP shares with repurchased treasury stock on hand. For further information regarding the Company's share repurchase programs and shares available for repurchase under such programs, see Note 14.

(Dollars and shares in thousands, except per share data)

Note 12. Income Taxes

Income from continuing operations before provision for income taxes consisted of:

	2008	2007	2006
U.S.	**$192,920**	$191,574	$277,677
Non-U.S.	**222,169**	158,021	171,068
	$415,089	$349,595	$448,745

The provision (benefit) for income taxes consisted of:

	2008	2007	2006
U.S. Federal and State:			
Current	**$ 59,658**	$ 86,883	$ 84,124
Deferred	**(15,901)**	416	(7,546)
	$ 43,757	$ 87,299	$ 76,578
Non-U.S.:			
Current	**$ 35,602**	$ 48,599	$ 47,367
Deferred	**24,480**	(20,343)	9,289
	60,082	28,256	56,656
Total	**$103,839**	$115,555	$133,234

The following table summarizes the significant differences between the U.S. Federal statutory taxes and the Company's provision for income taxes for consolidated financial statement purposes.

	2008	2007	2006
Tax Expense at Statutory Rate	**35.0%**	35.0%	35.0%
State and Local Income Taxes, net of Federal Tax Benefit	**1.2**	1.5	1.3
Impact of Non-U.S. Tax Rates and Credit	**(2.7)**	(3.0)	(1.2)
FIN 48 Liabilities	**3.6**	5.4	—
Reorganization of Non-U.S. Subsidiaries	**(5.0)**	(3.6)	—
Contract/Statute of Limitation Expirations	**(3.4)**	—	—
U.S. Audit Settlements	**(2.5)**	—	(3.9)
Pre-Spin Legacy Liability	**(2.1)**	—	(6.4)
Non-U.S. Audit Settlements	**(0.2)**	(4.7)	—
Impact of Non-U.S. Tax Rate Changes	**—**	2.1	—
Unremitted Earnings	**—**	—	6.2
Amortization of U.S. Intangibles	**—**	—	(3.1)
Other, net	**1.1**	0.4	1.8
Total Taxes	**25.0%**	33.1%	29.7%

In 2008, the Company's effective tax rate of 25.0% was favorably impacted by approximately $20,700 as a result of a non-U.S. reorganization involving several IMS subsidiaries, $11,000 due to audit settlements with taxing authorities, $9,700 as a result of the termination of a non-U.S. agreement, $9,700 in connection with the resolution of certain legacy tax matters (see Note 15) and $4,400 due to the expiration of certain statutes of limitation.

(Dollars and shares in thousands, except per share data)

Note 12. Income Taxes (Continued)

For the twelve months ended December 31, 2008 the Company recorded approximately $18,800 of tax expense related to unrecognized tax benefits that if recognized, would favorably affect the effective tax rate. Included in this amount is $9,200 of interest and penalties.

The IRS concluded its audit of the Company's 2004 and 2005 federal income tax returns during the second quarter of 2008. The resolution of the audit resulted in a tax payment of approximately $5,300 for which a reserve had been previously established. The Company files numerous consolidated and separate income tax returns in the U.S. (federal and state) and non-U.S. jurisdictions. With one exception, the Company is no longer subject to U.S. federal income tax examination by tax authorities for years before 2004. With respect to that exception, the Company and the IRS have entered into an agreement to resolve the outstanding issues related thereto; however the statute of limitations with respect to that matter has not yet expired (see Note 15 to our Consolidated Financial Statements, D&B Legacy Related Tax Matters, The Partnership (Tax Year 1997)). The Company is no longer subject to state and local income tax examination by tax authorities for years before 1997. Further, with few exceptions, the Company is no longer subject to examination by tax authorities in its material non-U.S. jurisdictions prior to 2003. It is reasonably possible that within the next twelve months the Company could realize approximately $22,400 of unrecognized benefits as a result of the expiration of certain statutes of limitation.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

FIN 48 Tabular Reconciliation	2008	2007
Gross unrecognized tax benefits at January 1	**$138,328**	$117,184
Gross (decreases)/increases—prior period positions	**(15,852)**	6,507
Gross increases—current period positions	**7,941**	15,690
Decreases—settlement with tax authorities	**(27,164)**	—
Reductions—lapse of statute of limitations	**(14,333)**	—
Other	**(1,041)**	(1,053)
Gross unrecognized tax benefits at December 31	**$ 87,879**	$138,328

In 2007, the Company's effective tax rate of 33.1% was impacted primarily by a tax reduction of approximately $16,500 arising from a favorable non-U.S. audit settlement for tax years 1998 through 2002, a tax charge of $7,500 to revalue net deferred tax assets arising from the enactment of the German 2008 Business Tax Reform Act which reduced the German federal tax rate from 25% to 15% and a tax reduction of $12,440 arising from a reorganization of certain non-U.S. subsidiaries.

On January 1, 2007 the Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"). As a result of this adoption, the Company recognized an increase in liabilities for uncertain tax positions of approximately $51,800 and a corresponding reduction to the January 1, 2007 retained earnings balance. As of the adoption date, the Company had $117,200 of gross unrecognized tax benefits and interest and penalties of $13,500. The Company recognizes interest expense and penalties related to unrecognized tax benefits in income tax expense.

In 2006, the Company's effective tax rate of 29.7% was favorably impacted by approximately $69,200 primarily due to a U.S. partnership audit settlement for the tax years 1998 through 2003 and a U.S. corporate audit settlement of $17,600 for the tax years 2000 through 2003. The effective tax rate was also impacted by $27,650 of tax expense associated with a reorganization of certain non-U.S. subsidiaries, of which $6,200 was incurred in the fourth quarter. Further, $24,900 of tax expense was

(Dollars and shares in thousands, except per share data)

Note 12. Income Taxes (Continued)

recorded in 2006 related to disputes between the Company and NMR, on the one hand, and Donnelley and certain of its former affiliates on the other hand, as to the proper interpretation, and allocation, of tax liabilities under the 1996 Spin-Off agreements (see Note 15).

The Company's deferred tax assets (liabilities) are comprised of the following at December 31:

	2008	2007
Deferred Tax Assets:		
Net Operating Losses	**$ 44,898**	$ 48,925
Non-U.S. Intangibles	**32,540**	36,840
Employment Benefits	**20,685**	—
Equity Compensation	**17,140**	13,489
Post Employment Benefits	**8,525**	21,089
Deferred Revenues	**5,206**	7,499
Other	**—**	6,313
Securities and Other Investments	**133**	17
	129,127	134,172
Valuation Allowance	**(35,268)**	(32,096)
	93,859	102,076
Deferred Tax Liabilities:		
Computer Software	**(87,150)**	(78,104)
Undistributed Earnings	**—**	(27,650)
Employee Benefits	**—**	(19,088)
Depreciation	**(13,686)**	(5,926)
Other	**(7,839)**	(3,595)
	(108,675)	(134,363)
Net Deferred Tax Liability	**$ (14,816)**	$ (32,287)

The 2008 and 2007 net deferred tax liability consists of a current deferred tax asset of $24,645 and $57,043, a non-current deferred tax asset of $39,254 and $33,528, a current deferred tax liability of $9,444 and $7,415, and a non-current deferred tax liability included in Other liabilities of $69,271 and $115,444, respectively. Also included in Other liabilities are certain income tax liabilities of $11,850 deemed to be long-term in nature. See Notes 2 and 15.

The Company has federal, state and local, and non-U.S. tax loss carryforwards, the tax effect of which was $44,898 as of December 31, 2008. Of this amount, $13,390 have an indefinite carryforward period, $316 will expire in 2009 and the remaining $31,192 expire at various times between 2010 and 2028. The Company established valuation allowances against state and local and non-U.S. net operating losses as follows: $35,268 in 2008, $32,096 in 2007 and $21,078 in 2006, that based on available evidence, are more likely than not to expire before they can be utilized.

Undistributed earnings of non-U.S. subsidiaries aggregated approximately $1,084,300 at December 31, 2008. As of December 31, 2008, the Company intends to indefinitely reinvest all unremitted earnings outside the U.S. It is not currently practicable to determine the amount of applicable taxes on this amount.

(Dollars and shares in thousands, except per share data)

Note 13. Commitments

The Company's contractual obligations include facility leases, agreements to purchase data and telecommunications services, leases of certain computer and other equipment and projected pension and other postretirement benefit plan contributions. At December 31, 2008, the minimum annual payment under these agreements and other contracts that have initial or remaining non-cancelable terms in excess of one year are as listed in the following table:

	Year						
	2009	2010	2011	2012	2013	Thereafter	Total
Operating Leases(1)	$ 36,805	$ 33,017	$ 30,343	$ 26,461	$ 17,925	$ 45,179	$ 189,730
Data Acquisition and Telecommunication Services(2)	165,405	109,368	71,567	35,867	18,400	61	400,668
Computer and Other Equipment Leases(3)	17,059	10,911	4,723	1,187	90	649	34,619
Projected Pension and Other Postretirement Benefit Plan Contributions(4)	11,410	—	—	—	—	—	11,410
Long-term Debt(5)	33,798	33,798	662,550	25,512	403,845	412,271	1,571,774
Other Long-term Liabilities Reflected on Consolidated Balance Sheet(6)	34,056	14,749	14,279	17,182	16,906	104,741	201,913
Total	$298,533	$201,843	$783,462	$106,209	$457,166	$562,901	$2,410,114

(1) Rental expense under real estate operating leases for the years 2008, 2007 and 2006 was $35,028, $35,646 and $26,073, respectively.

(2) Expense under data and telecommunications contracts for the years 2008, 2007 and 2006 was $182,819, $165,230 and $145,082, respectively.

(3) Rental expense under computer and other equipment leases for the years 2008, 2007 and 2006 was $20,723, $24,299 and $23,021, respectively. These leases are frequently renegotiated or otherwise changed as advancements in computer technology produce opportunities to lower costs and improve performance.

(4) The Company's contributions to pension and other postretirement benefit plans for the years 2008, 2007 and 2006 were $12,120, $9,473 and $17,964, respectively. The estimated contribution amount shown for 2009 includes both required and discretionary contributions to funded plans as well as benefit payments from unfunded plans. The majority of the expected contribution shown for 2009 is required.

(5) Amounts represent the principal balance plus estimated interest expense based on current interest rates under the Company's long-term debt (see Note 9).

(6) Includes estimated future funding requirements related to pension and postretirement benefits (see Note 10) and the long-term portions of the 2001 severance, impairment and other charges (see Note 6). As the timing of future cash outflows is uncertain, the following long-term liabilities (and

(Dollars and shares in thousands, except per share data)

Note 13. Commitments (Continued)

related balances) are excluded from the above table: long-term tax liabilities ($11,850), deferred taxes ($69,271), FIN 48 tax liability ($94,281) and other sundry items ($7,715).

Under the terms of certain purchase agreements related to acquisitions made since 2002, the Company may be required to pay additional amounts as contingent consideration based on the achievement of certain performance related targets during 2008 and 2009. Substantially all of these additional payments will be recorded as goodwill in accordance with EITF No. 95-8, "Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination." The Company approximately paid $19,300 under these contingencies during 2008. Based on current estimates, the Company expects that additional contingent consideration under these agreements may total approximately $3,300. It is expected that these contingencies will be resolved within a specified time period after the end of each respective calendar year for 2008 and 2009.

Note 14. IMS Health Capital Stock

The Company's share repurchase program has been developed to buy opportunistically, when the Company believes that its share price provides it with an attractive use of its cash flow and debt capacity.

On December 18, 2007, the Board of Directors authorized a stock repurchase program to buy up to 20,000 shares. As of December 31, 2008, 9,505 shares remained available for repurchase under the December 2007 program.

On December 19, 2006, the Board of Directors authorized a stock repurchase program to buy up to 10,000 shares. This program was completed in November 2007 at a total cost of $287,072.

On January 25, 2006, the Board of Directors authorized a stock repurchase program to buy up to 30,000 shares. This program was completed in May 2007 at a total cost of $799,906.

During 2008, the Company repurchased 10,495 shares of outstanding Common Stock under these programs at a total cost of $238,046.

During 2007, the Company repurchased approximately 16,444 shares of outstanding Common Stock under these programs at a total cost of $466,479, including the repurchase of 6,135 shares pursuant to an accelerated share repurchase program ("ASR"). As part of the ASR, the Company simultaneously entered into a forward contract for the final settlement of the ASR transaction which was indexed to the price of the Company's Common Stock. The ASR agreement provided for the final settlement amount to be in the Company's Common Stock if the Company were to owe an amount to the bank, or in either cash or additional shares of the Company's Common Stock, at the Company's sole discretion, if the bank were to owe an amount to the Company. As the agreement required the Company to deliver shares to the bank for final settlement, the forward contract element qualified for permanent equity classification and the fair value of the forward contract, which was zero at the contract's inception, was recorded in equity in accordance with the provisions of EITF 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled In, a Company's Own Stock." Subsequent changes in the fair value of the forward contract were not recorded as the Company continued to classify the forward contract as equity. Upon completion of the ASR in April 2007, the Company was required to pay approximately $6,000 in shares, and therefore issued 203 treasury shares, as full settlement of its obligation under the ASR. The total cost of the ASR was approximately $176,000 or $28.68 per share. The Company funded the ASR through its existing bank

(Dollars and shares in thousands, except per share data)

Note 14. IMS Health Capital Stock (Continued)

credit facilities (see Note 9). During 2006, the Company repurchased approximately 33,931 shares of outstanding Common Stock under these programs at a total cost of $880,407. The 2006 repurchases include the repurchase of 25,000 shares at a total cost of approximately $645,000 or $25.82 per share in January 2006 pursuant to an ASR. As the 2006 ASR provided for the final settlement of the contract in either cash or additional shares of the Company's Common Stock at its sole discretion, the forward contract element of the 2006 ASR, which was indexed to the price of the Company's Common Stock, was treated as permanent equity and subsequent changes in fair value were not recorded in accordance with the provisions of EITF 00-19.

These share repurchases positively impacted the Company's diluted earnings per share by $0.06, $0.01 and $0.08 for the years ended December 31, 2008, 2007 and 2006, respectively.

Shares acquired through the Company's repurchase programs described above are open-market purchases or privately negotiated transactions in compliance with SEC Rule 10b-18, with the exception of purchases pursuant to the 2006 and 2007 ASR.

Under the Company's Restated Certificate of Incorporation as amended, the Company has authority to issue 820,000 shares with a par value of $.01 per share of which 800,000 represent shares of Common Stock, 10,000 represent shares of preferred stock and 10,000 represent shares of Series Common Stock. The preferred stock and Series Common Stock can be issued with varying terms, as determined by the Board of Directors.

Note 15. Contingencies

The Company and its subsidiaries are involved in legal and tax proceedings, claims and litigation arising in the ordinary course of business. Management periodically assesses the Company's liabilities and contingencies in connection with these matters based upon the latest information available. For those matters where management currently believes it is probable that the Company will incur a loss and that the probable loss or range of loss can be reasonably estimated, the Company has recorded reserves in the Consolidated Financial Statements based on its best estimates of such loss. In other instances, because of the uncertainties related to either the probable outcome or the amount or range of loss, management is unable to make a reasonable estimate of a liability, if any. However, even in many instances where the Company has recorded a reserve, the Company is unable to predict with certainty the final outcome of the matter or whether resolution of the matter will materially affect the Company's results of operations, financial position or cash flows. As additional information becomes available, the Company adjusts its assessment and estimates of such liabilities accordingly.

The Company routinely enters into agreements with its suppliers to acquire data and with its customers to sell data, all in the normal course of business. In these agreements, the Company sometimes agrees to indemnify and hold harmless the other party for any damages such other party may suffer as a result of potential intellectual property infringement and other claims related to the use of the data. These indemnities typically have terms of approximately two years. The Company has not accrued a liability with respect to these matters, as the exposure is considered remote.

In connection with the agreements governing the relationship among the Company and two of its subsidiaries and two third-party investors with respect to IMS Health Licensing Associates, L.L.C. (the "LLC Agreements"), the Company also entered into a guaranty agreement. Under the terms of this guaranty agreement, the Company guarantees in favor of the third-party investors the performance of

(Dollars and shares in thousands, except per share data)

Note 15. Contingencies (Continued)

the Company's subsidiaries under the LLC Agreements and agrees to indemnify and hold harmless the third-party investors against damages, including specified delay damages, the third-party investors may suffer as a result of failures to perform under the LLC Agreements by the Company and its subsidiaries.

The third-party investors have the right to take steps that would result in the liquidation of their LLC interests on June 30, 2009. If the third-party investors decide to liquidate their ownership interests in the LLC, the Company will attempt to replace the third-party investors, or if unsuccessful, purchase these ownership interests.

Based on its review of the latest information available, in the opinion of management, the ultimate liability of the Company in connection with pending tax and legal proceedings, claims and litigation will not have a material effect on the Company's results of operations, cash flows or financial position, with the possible exception of the matters described below.

D&B LEGACY AND RELATED TAX MATTERS

SHARING DISPUTES. In 1996, the company then known as The Dun & Bradstreet Corporation ("D&B") and now known as R.H. Donnelley Corporation ("Donnelley") separated into three public companies by spinning off ACNielsen Corporation ("ACNielsen") and the company then known as Cognizant Corporation ("Cognizant") (the "1996 Spin-Off"). Cognizant is now known as Nielsen Media Research, Inc., a subsidiary of The Nielsen Company, formerly known as VNU N.V. ("NMR"). The agreements effecting the 1996 Spin-Off allocated tax-related liability with respect to certain prior business transactions (the "Legacy Tax Controversies") between D&B and Cognizant. The D&B portion of such liability is now shared among Donnelley and certain of its former affiliates (the "Donnelley Parties"), and the Cognizant portion of such liability is shared between NMR and the Company pursuant to the agreements effecting Cognizant's spin-off of the Company in 1998 (the "1998 Spin-Off").

The underlying tax controversies with the Internal Revenue Service ("IRS") have substantially all been resolved and the Company paid to the IRS the amounts that it believed were due and owing. In the first quarter of 2006, Donnelley indicated that it disputed the amounts contributed by the Company toward the resolution of these matters based on the Donnelley Parties' interpretation of the allocation of liability under the 1996 Spin-Off agreements. The Donnelley Parties on the one hand, and NMR and the Company, on the other hand, have attempted to resolve these disputes through negotiation. The 1996 Spin-Off agreements provide that if the parties cannot reach agreement through negotiation they must arbitrate the disputes. The Company intends to vigorously defend itself with respect to any such disputes. As of December 31, 2008, the Company had a reserve of approximately $11,900 (liability and interest, net of tax benefit) for these matters.

On August 14, 2006, the Donnelley Parties commenced arbitration regarding one of these disputes (referred to herein as the "Dutch Partnership Dispute") by filing a Notice of Arbitration and Statement of Claim (the "Donnelley Statement") with the American Arbitration Association International Center for Dispute Resolution (the "AAA"). In the Donnelley Statement, the Donnelley Parties claimed that the Company and NMR collectively owed approximately an additional $10,800 with respect to the Dutch Partnership Dispute. On October 16, 2006, the Company and NMR filed a Statement of Defense denying all claims made by the Donnelley Parties in the Donnelley Statement. In October 2007, a hearing on the merits of the parties' claims took place before an AAA arbitration panel, and

(Dollars and shares in thousands, except per share data)

Note 15. Contingencies (Continued)

on December 6, 2007, the panel issued a Partial Award. In the Partial Award, the panel directed the parties to attempt to agree on the allocation of liability between the parties for the tax controversy underlying the Dutch Partnership Dispute, in accordance with principles set out in the Partial Award. The parties were unable to reach agreement and, in March 2008, each submitted to the AAA arbitration panel their own calculation of the allocation of liability. In July 2008, the AAA arbitration panel issued a Clarifying Order addressing in concept some (but not all) of the matters disputed by the parties in March 2008 in connection with the application of the principles set forth in the Partial Award. In the Clarifying Order, the panel directed the parties to submit an agreed joint computation of the principal amount of the liability to be shared, as well as proposed provisions for interest and/or costs. The parties reached agreement on the application of the decisions of the AAA arbitration panel and consented to the entry of a consent award by the panel as of September 8, 2008. Under the consent award, the parties agreed to the allocation of the principal amount of liability to be shared and to provisions for interest and costs resulting in a payment of $4,600 ($3,100 net of tax benefit) and an additional interest and cost payment of $2,600 ($1,700 net of tax benefit) by the Company to the Donnelley Parties. The consent award represents the final resolution of the Dutch Partnership Dispute.

THE PARTNERSHIP (TAX YEAR 1997). During the fourth quarter of 2008, the Company entered into a final agreement with the IRS in which the IRS disallowed certain items of partnership expense for tax year 1997 with respect to a partnership now substantially owned by the Company (the "Partnership"). During 1997, the Partnership was substantially owned by Cognizant, but liability for this matter was allocated to the Company pursuant to the agreements effecting the 1998 Spin-Off. As a result of the settlement, the Company's liability (tax and interest, net of tax benefit) with respect to tax year 1997 should be approximately $20,200, which amount the Company has reserved in current accrued income taxes payable at December 31, 2008.

In addition to these matters, the Company and its predecessors have entered, and the Company continues to enter, into global tax planning initiatives in the normal course of their businesses. These activities are subject to review by applicable tax authorities. As a result of the review process, uncertainties exist and it is possible that some of these matters could be resolved adversely to the Company.

IMS HEALTH GOVERNMENT SOLUTIONS VOLUNTARY DISCLOSURE PROGRAM PARTICIPATION

The Company's wholly-owned subsidiary, IMS Government Solutions Inc., is primarily engaged in providing services and products under contracts with the U.S. government. U.S. government contracts are subject to extensive legal and regulatory requirements and, from time to time, agencies of the U.S. government have the ability to investigate whether contractors' operations are being conducted in accordance with such requirements. U.S. government investigations, whether relating to these contracts or conducted for other reasons, could result in administrative, civil or criminal liabilities, including repayments, fines or penalties being imposed on us, or could lead to suspension or debarment from future U.S. government contracting. U.S. government investigations often take years to complete and may result in no adverse action against the Company.

IMS Government Solutions discovered potential noncompliance with various contract clauses and requirements under its General Services Administration Contract which was awarded in 2002 to its predecessor company, Synchronous Knowledge Inc. (Synchronous Knowledge Inc. was acquired by IMS

(Dollars and shares in thousands, except per share data)

Note 15. Contingencies (Continued)

in May 2005). Upon discovery of the potential noncompliance, the Company began remediation efforts, promptly disclosed the potential noncompliance to the U.S. government, and was accepted into the Department of Defense Voluntary Disclosure Program. The Company filed its Voluntary Disclosure Program Report ("Disclosure Report") on August 29, 2008. Based on the Company's findings as disclosed in the Disclosure Report, the Company recorded a reserve of approximately $3,700 for this matter in the third quarter of 2008. The Company is currently unable to determine the outcome of this matter pending the resolution of the Voluntary Disclosure Program process and its ultimate liability arising from this matter could exceed its current reserve.

OTHER CONTINGENCIES

CONTINGENT CONSIDERATION. Under the terms of certain purchase agreements related to acquisitions made since 2002, the Company may be required to pay additional amounts as contingent consideration based on the achievement of certain performance related targets during 2008 and 2009. Substantially all of these additional payments will be recorded as goodwill in accordance with EITF No. 95-8, "Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination." The Company paid approximately $19,300 under these contingencies during 2008. Based on current estimates, the Company expects that additional contingent consideration under these agreements may total approximately $3,300. It is expected that these contingencies will be resolved within a specified time period after the end of each respective calendar year for 2008 and 2009.

Note 16. Merger Costs

In connection with the terminated merger with The Nielsen Company ("Nielsen"), formerly known as VNU N.V., and in accordance with the terms of the merger termination agreement, Nielsen was required to pay the Company $45,000 as a result of the acquisition of Nielsen by a private equity group in June 2006. This $45,000 payment was received during 2006 and is reflected in Other income (expense), net in the Consolidated Statements of Income for the year ended December 31, 2006. Furthermore, the Company was required to pay $6,016 during 2006 of investment banker fees and expenses related to the $45,000 payment received, which are included in Merger costs in the Consolidated Statements of Income for the year ended December 31, 2006.

Note 17. Supplemental Financial Data

ACCOUNTS RECEIVABLE, NET:

	At December 31,	
	2008	**2007**
Trade and notes	**$299,219**	$344,077
Less: Allowances	**(5,960)**	(8,980)
Unbilled receivables	**89,517**	80,829
	$382,776	$415,926

(Dollars and shares in thousands, except per share data)

Note 17. Supplemental Financial Data (Continued)

OTHER CURRENT ASSETS:

	At December 31, 2008	At December 31, 2007
Deferred income taxes	**$ 24,645**	$ 57,043
Prepaid expenses	**56,372**	62,353
Work-in-process inventory	**68,640**	67,054
Other	**24,442**	19,548
	$174,099	$205,998

PROPERTY, PLANT AND EQUIPMENT, NET:

	At December 31, 2008	At December 31, 2007	Estimated Useful Lives
Buildings	**$ 77,306**	$ 88,140	40 – 50 years
Less: Accumulated depreciation	**(24,768)**	(25,426)	
Machinery and equipment	**246,860**	242,657	3 – 12 years
Less: Accumulated depreciation	**(161,529)**	(157,101)	
Leasehold improvements, less accumulated amortization of $22,043 and $18,594, respectively	**38,318**	22,178	
Construction-in-progress	**3,270**	14,783	
Land	**3,598**	3,646	
	$ 183,055	$ 188,877	

COMPUTER SOFTWARE AND GOODWILL:

	External-Use Software	Internal-Use Software	Goodwill
January 1, 2007	$151,976	$103,309	$531,610
Additions at cost	50,657	54,282	81,687
Amortization	(56,307)	(25,395)	—
Other and foreign exchange	5,669	(15,159)	38,412
December 31, 2007	**$151,995**	**$117,037**	**$651,709**
Additions at cost	**22,805**	**54,951**	**31,900**
Amortization	**(49,732)**	**(36,715)**	**—**
Other and foreign exchange	**(7,103)**	**345**	**(20,077)**
December 31, 2008	**$117,965**	**$135,618**	**$663,532**

Accumulated amortization of total computer software was $646,668 and $570,201 at December 31, 2008 and 2007, respectively. Accumulated amortization of external-use computer software was $294,949 and $255,606 at December 31, 2008 and 2007, respectively.

(Dollars and shares in thousands, except per share data)

Note 17. Supplemental Financial Data (Continued)

OTHER ASSETS:

	At December 31,	
	2008	2007
Long-term pension assets	$ 26,512	$ 95,667
Long-term deferred tax asset	39,254	33,528
Deferred charges and other intangible assets	118,144	126,381
Other	23,379	33,422
	$207,289	$288,998

ACCOUNTS PAYABLE:

	At December 31,	
	2008	2007
Trade	$ 64,867	$ 71,113
Taxes other than income taxes	40,193	32,942
Other	14,738	13,433
	$119,798	$117,488

ACCRUED AND OTHER CURRENT LIABILITIES:

	At December 31,	
	2008	2007
Salaries, wages, bonuses and other compensation	$ 73,396	$ 84,976
Accrued data acquisition costs	68,730	68,098
Accrued severance and other costs	21,204	59,664
Other	112,434	120,796
	$275,764	$333,534

OTHER LIABILITIES:

	At December 31,	
	2008	2007
Long-term tax liability	$ 11,850	$ 14,400
Deferred tax liability	69,271	115,444
Long-term FIN 48 tax liability	94,281	110,307
Other	10,275	25,179
	$185,677	$265,330

(Dollars and shares in thousands, except per share data)

Note 18. Operations by Business Segment

Operating segments are defined as components of an enterprise about which financial information is available that is evaluated on a regular basis by the chief operating decision-maker, or decision-making groups, in deciding how to allocate resources to an individual segment and in assessing performance of the segment. The Company operates a globally consistent business model, offering pharmaceutical business information, analytics and related services to its customers in more than 100 countries. See Note 1.

The Company maintains regional geographic management to facilitate local execution of its global strategies. However, the Company maintains global leaders for the majority of its critical business processes; and the most significant performance evaluations and resource allocations made by the Company's chief operating decision makers are made on a global basis. As such, the Company has concluded that it maintains one operating and reportable segment.

OPERATING RESULTS BY GEOGRAPHIC REGION

The following represents selected geographic information for the regions in which the Company operates as of and for the years ended December 31, 2008, 2007 and 2006.

	Americas(1)	EMEA(2)	Asia Pacific(3)	Corporate & Other	Total IMS
Year Ended December 31, 2008:					
Operating Revenue(4)	**$1,017,423**	**$984,385**	**$327,720**	**—**	**$2,329,528**
Operating Income (Loss)(5)	**$ 313,543**	**$125,364**	**$121,475**	**$ (62,077)**	**$ 498,305**
Total Assets	**$ 779,437**	**$848,014**	**$225,556**	**$ 234,130**	**$2,087,137**
Year Ended December 31, 2007:					
Operating Revenue(4)	$ 975,754	$925,405	$291,412	—	$2,192,571
Operating Income (Loss)(5)	$ 326,283	$117,610	$111,119	$(161,733)	$ 393,279
Total Assets	$ 773,857	$982,998	$216,021	$ 271,328	$2,244,204
Year Ended December 31, 2006:					
Operating Revenue(4)	$ 881,392	$812,153	$265,043	—	$1,958,588
Operating Income (Loss)(5)	$ 296,313	$109,449	$106,269	$ (67,845)	$ 444,186
Total Assets	$ 648,989	$897,152	$178,284	$ 182,169	$1,906,594

Notes to Geographical Financial Information:

(1) Americas includes the United States, Canada and Latin America. Operating Revenue in the United States was $842,004, $801,017, and $717,603 in 2008, 2007 and 2006, respectively, and Total Assets were $644,786, $613,146, and $519,913 in 2008, 2007 and 2006, respectively.

(2) EMEA includes countries in Europe, the Middle East and Africa.

(3) Asia Pacific includes Japan, Australia and other countries in the Asia Pacific region.

(4) Operating Revenue relates to external customers and is primarily based on the location of the customer. The Operating Revenue for the geographic regions includes the impact of foreign exchange in converting results into U.S. dollars.

(5) Operating Income for the three geographic regions does not reflect the allocation of certain expenses that are maintained in Corporate and Other and as such, is not a true measure of the respective regions' profitability. The Operating Income amounts for the geographic segments

(Dollars and shares in thousands, except per share data)

Note 18. Operations by Business Segment (Continued)

include the impact of foreign exchange in converting results into U.S. dollars. For the year ended December 31, 2008, Severance, impairment and other charges of $4,684 and $4,724 for EMEA and Asia Pacific, respectively, are presented in Corporate & Other. For the year ended December 31, 2007, Severance, impairment and other charges of $16,217, $62,849, and $4,386 for the Americas, EMEA, and Asia Pacific, respectively, are presented in Corporate and Other.

A summary of the Company's operating revenue by product line for the years ended December 31, 2008, 2007 and 2006 is presented below:

	Years Ended December 31,		
	2008	**2007**	**2006**
Sales Force Effectiveness	**$1,057,085**	$1,004,351	$ 927,218
Portfolio Optimization	**653,567**	634,566	522,070
Launch, Brand and Other	**618,876**	553,654	509,300
Operating Revenue	**$2,329,528**	$2,192,571	$1,958,588

Quarterly Financial Data (Unaudited)

(Dollars and shares in thousands, except per share data)

2008	Three Months Ended(1)				
	Mar-31	Jun-30	Sep-30	Dec-31	Full Year
Operating Revenue	$574,180	$600,709	$573,715	$580,924	$2,329,528
Operating Costs of Information and Analytics	$193,286	$192,166	$191,114	$180,031	$ 756,597
Direct and Incremental Costs of Consulting and Services	$ 68,062	$ 73,660	$ 61,380	$ 72,411	$ 275,513
External—Use Software Amortization	$ 12,714	$ 13,043	$ 12,291	$ 11,680	$ 49,728
Operating Income(2)	$116,382	$131,377	$123,976	$126,570	$ 498,305
Net Income(2)	$ 59,175	$ 77,695	$ 75,912	$ 98,468	$ 311,250
Basic Earnings Per Share of Common Stock:					
Net Income	$ 0.32	$ 0.43	$ 0.42	$ 0.54	$ 1.70
Diluted Earnings Per Share of Common Stock:					
Net Income	$ 0.32	$ 0.42	$ 0.41	$ 0.54	$ 1.70

2007	Three Months Ended(1)				
	Mar-31	Jun-30	Sep-30	Dec-31	Full Year
Operating Revenue	$510,349	$537,472	$538,810	$605,940	$2,192,571
Operating Costs of Information and Analytics	$170,650	$177,828	$177,021	$187,669	$ 713,168
Direct and Incremental Costs of Consulting and Services	$ 58,476	$ 55,848	$ 55,722	$ 74,243	$ 244,289
External—Use Software Amortization	$ 11,245	$ 12,376	$ 12,209	$ 12,779	$ 48,609
Operating Income(2)	$111,063	$118,137	$117,102	$ 46,977	$ 393,279
Net Income(2)	$ 85,569	$ 73,394	$ 57,125	$ 17,952	$ 234,040
Basic Earnings Per Share of Common Stock:					
Net Income	$ 0.44	$ 0.37	$ 0.29	$ 0.09	$ 1.20
Diluted Earnings Per Share of Common Stock:					
Net Income	$ 0.43	$ 0.36	$ 0.29	$ 0.09	$ 1.18

(1) Refer to Notes 4, 6, 8, 9, 11, 15 and 16 for additional information regarding significant items impacting the Consolidated Statements of Income during 2008 and 2007.

(2) Includes charges related to Severance, impairment and other charges of $9,408 and $88,690 during 2008 and 2007, respectively.

Five-Year Selected Financial Data (Unaudited)

(Dollars and shares in thousands, except per share data)

	2008	2007	2006	2005	2004
Results of Operations:					
Operating Revenue	**$2,329,528**	$2,192,571	$1,958,588	$1,754,791	$1,569,045
Costs and expenses(1)	**1,831,223**	1,799,292	1,514,402	1,333,971	1,182,584
Operating Income	**498,305**	393,279	444,186	420,820	386,461
Non-Operating (Loss) Income, net(2)	**(83,216)**	(43,684)	4,559	33,433	27,978
Income before provision for income taxes	**415,089**	349,595	448,745	454,253	414,439
Provision for income taxes	**(103,839)**	(115,555)	(133,234)	(170,162)	(129,181)
TriZetto equity income (loss), net of income taxes	**—**	—	—	—	164
Net Income	**$ 311,250**	$ 234,040	$ 315,511	$ 284,091	$ 285,422
Basic Earnings Per Share of Common Stock	**$ 1.70**	$ 1.20	$ 1.56	$ 1.24	$ 1.22
Weighted average number of shares outstanding—basic	**182,790**	195,092	202,641	228,615	233,199
Diluted Earnings Per Share of Common Stock	**$ 1.70**	$ 1.18	$ 1.53	$ 1.22	$ 1.20
Weighted average number of shares outstanding—diluted	**183,610**	198,672	206,598	232,484	237,705
As a % of operating revenue:					
Operating Income	**21.4%**	17.9%	22.7%	24.0%	24.6%
Net Income	**13.4%**	10.7%	16.1%	16.2%	18.2%
Cash dividend declared per Common Stock	**$ 0.12**	$ 0.12	$ 0.12	$ 0.08	$ 0.08
Balance Sheet Data:					
Shareholders' (Deficit) Equity	**$ (255,864)**	$ (40,315)	$ 33,909	$ 415,055	$ 255,714
Total Assets	**$2,087,137**	$2,244,204	$1,906,594	$1,973,020	$1,890,706
Postretirement and postemployment benefits	**$ 109,516**	$ 79,992	$ 85,846	$ 110,782	$ 99,899
Long-term debt and other liabilities	**$1,589,876**	$1,468,539	$1,143,555	$ 798,270	$ 878,996

(1) 2008 and 2007 include severance, impairment and other charges of $9,408 and $88,690, respectively (see Note 6). 2006 and 2005 include merger costs of $6,016 and $17,928, respectively related to the terminated merger with Nielsen (see Note 16). 2004 includes charges related to severance, impairment and other charges of $36,890. Refer to Notes 6, 11, 15 and 16 for additional information regarding significant items impacting the Consolidated Statements of Income during the three years ended December 31, 2008.

(2) 2006 and 2005 include pre-tax payments received from Nielsen of $45,000 and $15,000, respectively, related to the terminated merger (see Note 16). 2004 includes a gain from the sale of TriZetto shares of $38,803, gains (losses) from investments, net of $11,892 and the SAB No. 51 loss related to issuance of investees' stock of $184. Refer to Notes 4, 8, 9 and 16 for additional information regarding significant items impacting the Consolidated Statements of Income during the three years ended December 31, 2008.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports that the Company files or submits to the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

The Company's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-14c and 15d-14c under the Exchange Act) as of December 31, 2008 (the "Evaluation Date"). Based on such evaluation, such officers have concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in the reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and to ensure that information required to be disclosed by the Company in the reports that the Company files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

DESIGN AND EVALUATION OF INTERNAL CONTROL OVER FINANCIAL REPORTING

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we included a report of our management's assessment of the design and effectiveness of our internal controls as part of this Annual Report on Form 10-K for the year ended December 31, 2008. Our independent registered public accounting firm also attested to, and reported on, our management's assessment of the effectiveness of internal control over financial reporting. Our management's report and our independent registered public accounting firm's attestation report are set forth in Part II, Item 8 of this Annual Report on Form 10-K under the captions entitled "Management's Report on Internal Control Over Financial Reporting" and "Report of Independent Registered Public Accounting Firm."

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in the Company's internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Information about our directors and nominees in response to this Item, including information relating to our audit committee and audit committee financial expert, will be set forth in the section entitled "Proposal No. 1: Election of Directors" in our Definitive Proxy Statement (the "2009 Proxy Statement") relating to our Annual Meeting of Shareholders to be held on May 1, 2009, which information is incorporated herein by reference. Information about the Company's executive officers is set forth in the section entitled "Executive Officers of the Registrant" on pages 18 through 20 of this Annual Report on Form 10-K.

Information about the filing of reports by our directors, executive officers and 10% stockholders under Section 16(a) of the Exchange Act will be set forth under the section "Section 16(a) Beneficial Ownership Reporting Compliance" in the 2009 Proxy Statement. Information relating to our Code of Ethics for Principal Executive Officer and Senior Financial Officers is set forth in Part I, Item 1 of this Annual Report on Form 10-K.

Item 11. Executive Compensation

Information in response to this Item will be set forth in the sections entitled "Proposal No. 1: Election of Directors" and "Compensation of Executive Officers" in our 2009 Proxy Statement, which information is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information in response to this Item will be set forth in the sections entitled "Security Ownership of Management and Principal Shareholders" and "Securities Authorized for Issuance Under Equity Compensation Plans" in the Company's 2009 Proxy Statement, which information is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information in response to this item will be set forth in the section entitled "Proposal No. 1: Election of Directors" in our 2009 Proxy Statement, which information is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

Information in response to this item will be set forth in the section entitled "Proposal No. 2: Appointment of and Relationship with Independent Registered Public Accounting Firm" in our 2009 Proxy Statement, which information is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) List of documents filed as part of this report.

(1) Consolidated Financial Statements.

See Index to Consolidated Financial Statements and Financial Statement Schedule on page 113 and in Part II, Item 8 of this Annual Report on Form 10-K.

(2) Financial Statement Schedule.

See Index to Consolidated Financial Statements and Financial Statement Schedule on page 113 and in Part II, Item 8 of this Annual Report on Form 10-K.

(3) Other Financial Information.

Five-Year Selected Financial Data. See Index to Consolidated Financial Statements and Financial Statement Schedule on page 113 and in Part II, Item 8 of this Annual Report on Form 10-K.

(b) Exhibits.

See Index to Exhibits on pages 115 to 127 of this Annual Report on Form 10-K, which indicates which Exhibits are management contracts or compensatory plans required to be filed as Exhibits.

(c) Financial Statement Schedule.

See Index to Consolidated Financial Statements and Financial Statement Schedule on page 113 and in Part II, Item 8 of this Annual Report on Form 10-K.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMS Health Incorporated
(Registrant)

By: /s/ DAVID R. CARLUCCI

David R. Carlucci
Chairman, Chief Executive Officer and President

Date: February 27, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Signature	Title
/s/ DAVID R. CARLUCCI David R. Carlucci	Chairman, Chief Executive Officer, President and Director (principal executive officer)
/s/ LESLYE G. KATZ Leslye G. Katz	Senior Vice President and Chief Financial Officer (principal financial officer)
/s/ HARSHAN BHANGDIA Harshan Bhangdia	Vice President and Controller (principal accounting officer)
/s/ CONSTANTINE L. CLEMENTE Constantine L. Clemente	Director
/s/ JAMES D. EDWARDS James D. Edwards	Director
/s/ KATHRYN E. GIUSTI Kathryn E. Giusti	Director
/s/ JOHN P. IMLAY, JR. John P. Imlay, Jr.	Director

/s/ H. EUGENE LOCKHART H. Eugene Lockhart	Director
/s/ M. BERNARD PUCKETT M. Bernard Puckett	Director
/s/ WILLIAM C. VAN FAASEN William C. Van Faasen	Director
/s/ BRET W. WISE Bret W. Wise	Director

Date: February 27, 2009

Index to Consolidated Financial Statements and Financial Statement Schedule

Schedules other than the one listed above are omitted as not required or inapplicable or because the required information is provided in the consolidated financial statements, including the notes thereto.

IMS Health Incorporated and Subsidiaries
Schedule II—Valuation and Qualifying Accounts
For the years ended December 31, 2008, 2007 and 2006

(In thousands)

COL. A	COL. B	COL. C		COL. D	COL. E
		Additions			
Description	Balance Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Period
Allowance for accounts receivable:					
For the Year Ended December 31, 2008	**$ 8,980**	**$ 1,923**	**$(329)(a)**	**$4,614(b)**	**$ 5,960**
For the Year Ended December 31, 2007	$ 7,860	$ 2,831	$ 271(a)	$1,982(b)	$ 8,980
For the Year Ended December 31, 2006	$ 7,629	$ 1,993	$ 339(a)	$2,101(b)	$ 7,860
Valuation allowance deferred income taxes:					
For the Year Ended December 31, 2008	**$32,096**	**$ 7,192(c)**	**$ —**	**$4,020**	**$35,268**
For the Year Ended December 31, 2007	$21,078	$11,315(c)	$ —	$ 297	$32,096
For the Year Ended December 31, 2006	$24,193	$ 130(c)	$ —	$3,245	$21,078

Notes:

(a) Amounts represent estimated customer credits which were recorded as a reduction to revenue at the time of revenue recognition.

(b) The charge-off of uncollectible accounts and issuance of credits for which a reserve was provided in prior periods.

(c) Valuation allowances on assets related to additional Net Operating Losses created during the year where, based on available evidence, it is more likely than not that such assets will not be realized.

Index to Exhibits

Regulation S-K Exhibit Number	Description
3	Articles of Incorporation and By-laws
.1	Restated Certificate of Incorporation of IMS Health Incorporated dated May 29, 1998 (incorporated by reference to Exhibit 3.1 to Registrant's Registration Statement on Form 10 filed on June 12, 1998).
.2	Certificate of Amendment of Restated Certificate of Incorporation of IMS Health Incorporated dated March 22, 1999 (incorporated by reference to Exhibit 3.2 to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 filed on May 17, 1999).
.3	Certificate of Amendment of Restated Certificate of Incorporation of IMS Health Incorporated (incorporated by reference to Exhibit 3.1 to Registrant's Current Report on Form 8-K filed May 8, 2008).
.4	Fourth Amended and Restated By-Laws of IMS Health Incorporated (incorporated by reference to Exhibit 3.2 to Registrant's Current Report on Form 8-K filed May 8, 2008).
4	Instruments Defining Rights of Security Holders, Including Indentures
.1	Rights Agreement dated as of June 15, 1998 between IMS Health Incorporated and First Chicago Trust Company of New York (incorporated by reference to Exhibit 10.20 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1998 filed on March 1, 1999).
.2	Amendment No. 1 to the Rights Agreement dated as of March 28, 2000 between IMS Health Incorporated and First Chicago Trust Company of New York (incorporated by reference to Exhibit 4.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 filed on May 15, 2000).
.3	Amendment No. 2 to the Rights Agreement dated as of July 18, 2000 between IMS Health Incorporated and First Chicago Trust Company of New York (incorporated by reference to Exhibit 4.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 filed on November 13, 2000).
.4	Amendment No. 3, dated July 10, 2005, to the Rights Agreement, dated as of June 15, 1998 between IMS Health Incorporated and First Chicago Trust Company of New York (incorporated by reference to Exhibit 4.1 to Registrant's Current Report on Form 8-K filed on July 11, 2005).
.5	Amendment No. 4, dated February 16, 2006, to the Rights Agreement, dated as of June 15, 1998 between IMS Health Incorporated and First Chicago Trust Company of New York (incorporated by reference to Exhibit 4.1 to Registrant's Current Report on Form 8-K filed on February 17, 2006).
.6	Note Purchase Agreement dated as of January 15, 2003, between IMS Health Incorporated and each purchaser party thereto relating to the issuance and sale of $150,000,000 aggregate principal amount of 4.60% Senior Notes due 2008 (incorporated by reference to Exhibit 4.4 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2002 filed on March 14, 2003).

Regulation S-K Exhibit Number	Description
.7	First Amendment dated as of August 26, 2005 to the Note Purchase Agreement dated as of January 15, 2003, among IMS Health Incorporated and each purchaser party thereto relating to the issuance and sale of $150,000,000 aggregate principal amount of 4.60% Senior Notes due 2008 (incorporated by reference to Exhibit 4.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 filed on November 2, 2005).
.8	Second Amendment dated as of December 15, 2006 to Note Purchase Agreement dated as of January 15, 2003, among IMS Health Incorporated and each purchaser party thereto relating to the issuance and sale of $150,000,000 aggregate principal amount of 4.60% Senior Notes due 2008 (incorporated by reference to Exhibit 4.1 to Registrant's Current Report on Form 8-K filed on December 21, 2006).
.9	Master Note Purchase Agreement, dated January 27, 2006, among IMS Japan K.K., IMS Health Incorporated, AIG Edison Life Insurance Company, American General Life and Accident Insurance Company, AIG Annuity Insurance Company, American General Life Insurance Company, Metropolitan Life Insurance Company, The Travelers Insurance Company, Monumental Life Insurance Company, Transamerica Life Insurance Company, New York Life Insurance Company and New York Life Insurance and Annuity Corporation (incorporated by reference to Exhibit 99.1 to Registrant's Current Report on Form 8-K filed on February 1, 2006).
.10	Master Note Purchase Agreement, dated April 27, 2006, among IMS Health Incorporated, The Northwestern Mutual Life Insurance Company, The Northwestern Mutual Life Insurance Company for its Group Annuity Separate Account, Metropolitan Life Insurance Company, MetLife Investors Insurance Company, MetLife Investors USA Insurance Company and The Travelers Life and Annuity Reinsurance Company (incorporated by reference to Exhibit 99.1 to Registrant's Current Report on Form 8-K filed on May 2, 2006).
.10.1	First Supplement to Master Note Purchase Agreement (dated as of February 6, 2008) (incorporated by reference to Exhibit 99.2 to the Registrant's Current Report on Form 8-K filed on February 11, 2008).
10	Material Contracts
.1	Distribution Agreement between Cognizant Corporation and IMS Health Incorporated, dated as of June 30, 1998 (incorporated by reference to Exhibit 10.1 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1998 filed on March 1, 1999).
.2	Tax Allocation Agreement between Cognizant Corporation and IMS Health Incorporated, dated as of June 30, 1998 (incorporated by reference to Exhibit 10.2 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1998 filed on March 1, 1999).
.3	Employee Benefits Agreement between Cognizant Corporation and IMS Health Incorporated, dated as of June 30, 1998 (incorporated by reference to Exhibit 10.3 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1998 filed on March 1, 1999).

Regulation S-K Exhibit Number	Description
.4	Amended and Restated Transition Services Agreement among The Dun & Bradstreet Corporation, The New Dun & Bradstreet Corporation, Cognizant Corporation, IMS Health Incorporated, ACNielsen Corporation and Gartner, Inc. (p.k.a. Gartner Group Inc.), dated as of June 30, 1998 (incorporated by reference to Exhibit 10.4 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1998 filed on March 1, 1999).
.5	Eighth Amended and Restated Agreement of Limited Partnership of IMS Health Licensing Associates, L.P., among IMS AG, Coordinated Systems Management, Inc., Utrecht-America Finance Co. and Edam, L.L.C., dated as of July 1, 2003 (incorporated by reference to Exhibit 10.5 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2004 filed on March 15, 2005).
.6	Agreement of Limited Liability Company of IMS Health Licensing Associates, L.L.C. by and among IMS Health Incorporated, Coordinated Management Systems, Inc., IMS AG, Utrecht-America Finance Co. and Edam, L.L.C., dated as of March 17, 2005 (incorporated by reference to Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 filed on May 6, 2005).
.7	Amended and Restated Agreement of Limited Liability Company of IMS Health Licensing Associates, L.L.C. by and among IMS Health Incorporated, Coordinated Management Systems, Inc., IMS AG, Utrecht-America Finance Co. and Edam, L.L.C., dated as of July 1, 2006 (incorporated by reference to Exhibit 99.1 to Registrant's Current Report on Form 8-K filed on July 6, 2006).
.8	Second Amended and Restated IMS Health Guaranty made by IMS Health Incorporated in favor of Utrecht-America Finance Co. and Edam, L.L.C., dated as of July 1, 2003 (incorporated by reference to Exhibit 10.6 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2004 filed on March 15, 2005).
.9	Third Amended and Restated IMS Health Guaranty by IMS Health Incorporated in favor of Utrecht-America Finance Co. and Edam, LLC, effective as of March 17, 2005 (incorporated by reference to Exhibit 4.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 filed on May 6, 2005).
.10	Fourth Amended and Restated IMS Health Guaranty made by IMS Health Incorporated in favor of Utrecht-America Finance Co. and Edam, L.L.C., dated as of July 1, 2006 (incorporated by reference to Exhibit 99.2 to Registrant's Current Report on Form 8-K filed on July 6, 2006).
.11	Undertaking of IMS Health Incorporated, dated June 30, 1998 (incorporated by reference to Exhibit 10.25 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1998 filed on March 1, 1999).
.11.1	Distribution Agreement among R.H. Donnelley Corporation (p.k.a. The Dun & Bradstreet Corporation), Cognizant Corporation and ACNielsen Corporation, dated as of October 28, 1996 (incorporated by reference to Exhibit 10(x) to the Annual Report on Form 10-K of R.H. Donnelley Corporation (p.k.a. The Dun & Bradstreet Corporation) for the year ended December 31, 1996 filed on March 27, 1997).
.11.2	Tax Allocation Agreement among R.H. Donnelley Corporation (p.k.a. The Dun & Bradstreet Corporation), Cognizant Corporation and ACNielsen Corporation, dated as of October 28, 1996 (incorporated by reference to Exhibit 10(y) to the Annual Report on Form 10-K of R.H. Donnelley Corporation (p.k.a. The Dun & Bradstreet Corporation) for the year ended December 31, 1996 filed on March 27, 1997).

Regulation S-K Exhibit Number	Description
.11.3	Employee Benefits Agreement among R.H. Donnelley Corporation (p.k.a. The Dun & Bradstreet Corporation), Cognizant Corporation and ACNielsen Corporation, dated as of October 28, 1996 (incorporated by reference to Exhibit 10(z) to the Annual Report on Form 10-K of R.H. Donnelley Corporation (p.k.a. The Dun & Bradstreet Corporation) for the year ended December 31, 1996 filed on March 27, 1997).
.11.4	Amended and Restated Indemnity and Joint Defense Agreement among VNU N.V., VNU Inc., ACNielsen Corporation, Nielsen Media Research Inc., R.H. Donnelley Corporation, The Dun & Bradstreet Corporation, Moody's Corporation and IMS Health Incorporated, dated July 30, 2004 (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 filed on August 3, 2004).
.12	Distribution Agreement between IMS Health Incorporated and Gartner, Inc. (p.k.a. Gartner Group Inc.), dated as of June 17, 1999 (incorporated by reference to Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 filed on August 10, 1999).
.13	Distribution Agreement between IMS Health Incorporated and Synavant Inc., dated August 31, 2000 (incorporated by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K filed September 15, 2000).
.14	Tax Allocation Agreement between IMS Health Incorporated and Synavant Inc. dated August 31, 2000 (incorporated by reference to Exhibit 2.4 to the Registrant's Current Report on Form 8-K filed September 15, 2000).
.15	Employee Benefits Agreement between IMS Health Incorporated and Synavant Inc. dated August 31, 2000 (incorporated by reference to Exhibit 2.5 to the Registrant's Current Report on Form 8-K filed September 15, 2000).
.16	Distribution Agreement between IMS Health Incorporated and Cognizant Technology Solutions Corporation dated January 7, 2003 (incorporated by reference to Exhibit 10.13 to the Amendment No. 2 to Form S-4 Registration Statement of Cognizant Technology Solutions Corporation filed on January 9, 2003).
.17	1998 IMS Health Incorporated Replacement Plan for Certain Non-Employee Directors Holding Cognizant Corporation Equity-Based Awards, as adopted effective July 1, 1998 (incorporated by reference to Exhibit 10.9 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1998 filed on March 1, 1999).*
.18	1998 IMS Health Incorporated Non-Employee Directors' Stock Incentive Plan, as amended on July 25, 2000 and restated to reflect such amendment (incorporated by reference to Exhibit 10.1 to the Registrant's Registration Statement on Form S-8 filed on July 14, 2003).*
.18.1	1998 IMS Health Incorporated Non-Employee Directors' Stock Incentive Plan, as amended and restated through December 13, 2005 (incorporated by reference to Exhibit 10.17 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2005 filed on February 21, 2006).*
.18.2	1998 IMS Health Incorporated Non-Employee Directors' Stock Incentive Plan, as amended and restated on October 20, 2008 (incorporated by reference to Exhibit 10.5 to the Registrant's Current Report on Form 8-K filed on October 24, 2008).*

Regulation S-K Exhibit Number	Description
.19	Form of Non-Employee Directors' Stock Option Agreement (incorporated by reference to Exhibit 10.10 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1998 filed on March 1, 1999).*
.20	Form of Non-Employee Directors' Stock Option Agreement (incorporated by reference to Exhibit 10.2 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 filed on November 5, 2004).*
.21	Form of Non-Employee Directors' Restricted Stock Agreement (incorporated by reference to Exhibit 10.11 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1998 filed on March 1, 1999).*
.22	Form of Non-Employee Directors' Restricted Stock Agreement (incorporated by reference to Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 filed on November 5, 2004).*
.23	Form of Non-Employee Directors' Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.24 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2006 filed on February 26, 2007).*
.24	1998 IMS Health Incorporated Non-Employee Directors' Deferred Compensation Plan (as amended and restated through August 1, 2002) (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 filed on November 14, 2002).*
.25	1998 IMS Health Incorporated Non-Employee Directors' Deferred Compensation Plan (as amended and restated through January 27, 2006) (incorporated by reference to Exhibit 10.23 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2005 filed on February 21, 2006).*
.25.1	1998 IMS Health Incorporated Non-Employee Directors' Deferred Compensation Plan (as amended and restated through February 13, 2007) (incorporated by reference to Exhibit 10.26.1 to the Registrant's Annual Report on Form 10-K filed on February 25, 2008).*
.25.2	1998 IMS Health Incorporated Non-Employee Directors' Deferred Compensation Plan as amended and restated through October 20, 2008) (incorporated by reference to Exhibit 10.63 to Registrant's Current Report on Form 8-K filed on October 24, 2008).*
.26	Summary Sheet for Non-Employee Director Remuneration as in effect at February 16, 2006 (incorporated by reference to Exhibit 10.24 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2005 filed on February 21, 2006).*
.27	Summary Sheet for Non-Employee Director Remuneration as in effect at April 18, 2006 (incorporated by reference to Exhibit 10.3 to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 filed on May 5, 2006).*
.28	Summary Sheet for Non-Employee Director Remuneration as in effect at December 19, 2006 (incorporated by reference to Exhibit 10.29 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2006 filed on February 26, 2007).*

Regulation S-K Exhibit Number	Description
.29	1998 IMS Health Incorporated Replacement Plan for Certain Employees Holding Cognizant Corporation Equity-Based Awards, as adopted effective July 1, 1998 (incorporated by reference to Exhibit 10.8 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1998 filed on March 1, 1999).*
.30	1998 IMS Health Incorporated Employees' Stock Incentive Plan (as amended and restated effective May 2, 2003) (incorporated by reference to Exhibit 10.7 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2003 filed on March 10, 2004).*
.30.1	1998 IMS Health Incorporated Employees' Stock Incentive Plan (as amended and restated effective May 5, 2006) (incorporated by reference to Appendix B to Registrant's Proxy Statement on Schedule 14A for the 2006 Annual Meeting of Shareholders, File No. 001-14049).*
.30.2	1998 IMS Health Incorporated Employees' Stock Incentive Plan as amended and restated effective October 20, 2008 (incorporated by reference to Exhibit 10.7 to the Registrant's Current Report on Form 8-K filed October 24, 2008).*
.31	IMS Health Incorporated 2000 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report of Form S-8 filed January 16, 2001).*
.31.1	IMS Health Incorporated 2000 Stock Incentive Plan as amended and restated effective October 20, 2008 (incorporated by reference to Exhibit 10.8 to the Registrant's Current Report of Form 8-K filed October 24, 2008).*
.32	Form of Employees' Stock Option Agreements (incorporated by reference to Exhibit 10.13 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1998 filed on March 1, 1999).*
.33	Forms A, B and C of Employees' Stock Option Agreements (incorporated by reference to Exhibit 10.4 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 filed on November 5, 2004).*
.34	Form of Purchased Option Agreement (incorporated by reference to Exhibit 10.14 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1998 filed on March 1, 1999).*
.35	Form of Employees' Restricted Stock Unit Agreements (incorporated by reference to Exhibit 10.12 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1998 filed on March 1, 1999).*
.36	Forms A and B of Employees' Restricted Stock Unit Agreements (incorporated by reference to Exhibit 10.3 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 filed on November 5, 2004).*
.37	Forms A, B and C of Employees' Restricted Stock Unit Agreements (incorporated by reference to Exhibit 10.39 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2006 filed on February 26, 2007).*
.38	Compliance Rules Under Section 409A of the Internal Revenue Code (Including Global Amendment to Certain Outstanding Restricted Stock Units and Long-Term Incentive Plan Awards) (incorporated by reference to Exhibit 10.9 to the Registrant's Current Report on Form 8-K filed October 24, 2008).

Regulation S-K Exhibit Number	Description
.39	Forms of Change-in-Control Agreement for Certain Executives of IMS Health Incorporated (incorporated by reference to Exhibit 10.15 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2003 filed on March 10, 2004).*
.39.1	Forms of Change-in-Control Agreement for Certain Executives of IMS Health Incorporated (incorporated by reference to Exhibit 10.4 to Registrant's Current Report on Form 8-K filed October 24, 2008).*
.40	Forms of Change-in-Control Agreement for Certain Executives of IMS Health Incorporated (incorporated by reference to Exhibit 10.41 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2006 filed on February 26, 2007).*
.41	Amended and Restated IMS Health Incorporated Employee Protection Plan, effective March 9, 2005 (incorporated by reference to Exhibit 10.29 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2004 filed on March 15, 2005).*
.42	IMS Health Incorporated Executive Annual Incentive Plan, as adopted effective July 1, 1998 (incorporated by reference to Exhibit 10.17 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1998 filed on March 1, 1999).*
.42.1	Summary of 2005 Performance Goals and Award Opportunities under the IMS Health Incorporated Executive Annual Incentive Plan and Performance Restricted Stock Incentive Plan (incorporated by reference to Exhibit 10.30.1 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2004 filed on March 15, 2005).*
.42.2	Summary of 2006 Performance Goals and Award Opportunities under the IMS Health Incorporated Executive Annual Incentive Plan and Performance Restricted Stock Incentive Plan (incorporated by reference to Exhibit 10.35.2 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2005 filed on February 21, 2006).*
.42.3	Summary of 2007 Performance Goals and Award Opportunities under the IMS Health Incorporated Executive Annual Incentive Plan and Performance Restricted Stock Incentive Plan (incorporated by reference to Exhibit 10.43.3 to the Registrant's Annual Report on Form 10-K filed on February 25, 2008).*
.42.4	IMS Health Incorporated Executive Annual Incentive Plan, as amended and restated December 16, 2008 (incorporated by reference to Exhibit 10.2 to Registrant's Current Report on Form 8-K filed December 22, 2008).*
.43	IMS Health Incorporated Long-Term Incentive Program (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ending June 30, 2001).*
.43.1	Exhibit A to the IMS Health Incorporated Long-Term Incentive Program—Designation of 2005-06 Performance Period, Performance Goal, and Award Opportunities (incorporated by reference to Exhibit 10.31.1 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2004 filed on March 15, 2005).*

Regulation S-K Exhibit Number	Description
.43.2	Exhibit A to the IMS Health Incorporated Long-Term Incentive Program—Designation of 2006-07 Performance Period, Performance Goal, and Award Opportunities (incorporated by reference to Exhibit 10.36.2 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2005 filed on February 21, 2006).*
.43.3	Exhibit A to the IMS Health Incorporated Long-Term Incentive Program—Designation of 2007-08 Performance Period, Performance Goal, and Award Opportunities (incorporated by reference to Exhibit 10.44.3 to the Registrant's Annual Report on Form 10-K filed on February 25, 2008).*
.43.4	IMS Health Incorporated Long-Term Incentive Program as amended and restated October 20, 2008 (incorporated by reference to Exhibit 10.10 to the Registrant's Current Report on form 8-K filed October 24, 2008).*
.44	IMS Health Incorporated Supplemental Executive Retirement Plan (as amended and restated effective April 17, 2001) (incorporated by reference to Exhibit 10.18 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2001 filed on March 21, 2002).*
.44.1	First Amendment to the IMS Health Incorporated Supplemental Executive Retirement Plan (as amended and restated effective April 17, 2001) (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 filed on August 5, 2003).*
.44.2	IMS Health Incorporated Supplemental Executive Retirement Plan (as amended and restated effective as of January 1, 2005) (incorporated by reference to Exhibit 10.45.2 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2006 filed on February 26, 2007).*
.45	IMS Health Incorporated Retirement Excess Plan, as adopted effective July 1, 1998 (incorporated by reference to Exhibit 10.19 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1998 filed on March 1, 1999).*
.45.1	First Amendment to the IMS Health Incorporated Retirement Excess Plan, dated September 1, 1999 (incorporated by reference to Exhibit 10.7 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 filed on November 15, 1999).*
.45.2	IMS Health Incorporated Retirement Excess Plan (as amended and restated effective as of January 1, 2005) (incorporated by reference to Exhibit 10.46.2 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2006 filed on February 26, 2007).*
.46	IMS Health Incorporated Savings Equalization Plan, as adopted effective July 1, 1998 (incorporated by reference to Exhibit 10.21 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1998 filed on March 1, 1999).*
.46.1	First Amendment to the IMS Health Incorporated Savings Equalization Plan, dated September 1, 1999 (incorporated by reference to Exhibit 10.8 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 filed on November 15, 1999).*

Regulation S-K Exhibit Number	Description
.46.2	Second Amendment to the IMS Health Incorporated Savings Equalization Plan, dated October 1, 1999 (incorporated by reference to Exhibit 10.31 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2000 filed on March 17, 2000).*
.46.3	IMS Health Incorporated Savings Equalization Plan (as amended and restated effective as of January 1, 2005) (incorporated by reference to Exhibit 10.47.3 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2006 filed on February 26, 2007).*
.47	IMS Health Incorporated Executive Deferred Compensation Plan (as amended and restated effective August 1, 2002) (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 filed on November 14, 2002).*
.47.1	Selected portions of the Prospectus Supplement, dated September 27, 1999 setting forth certain terms and conditions of the Executive Deferred Compensation Plan for U.S. employees (incorporated by reference to Exhibit 10.4.2 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 filed on November 15, 1999).*
.47.2	Selected portions of the Private Placement Memorandum, dated September 27, 1999 setting forth certain terms and conditions of the Executive Deferred Compensation Plan for U.S. employees (incorporated by reference to Exhibit 10.4.3 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 filed on November 15, 1999).*
.48	IMS Health European Deferred Compensation Plan, dated December 1, 1999 (incorporated by reference to Exhibit 10.31 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2000 filed on March 17, 2000).*
.49	IMS Health Incorporated U.S. Executive Retirement Plan (as amended and restated effective April 17, 2001) (incorporated by reference to Exhibit 10.41 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2001 filed on March 21, 2002).*
.49.1	First Amendment to the IMS Health Incorporated U.S. Executive Retirement Plan (as amended and restated effective April 17, 2001) (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 filed on August 5, 2003).*
.49.2	IMS Health Incorporated U.S. Executive Retirement Plan (as amended and restated effective as of January 1, 2005) (incorporated by reference to Exhibit 10.50.2 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2006 filed on February 26, 2007).*
.50	IMS Health Incorporated Executive Pension Plan effective as of April 17, 2001 (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 filed on August 5, 2003).*
.50.1	IMS Health Incorporated Executive Pension Plan (as amended and restated effective as of January 1, 2005) (incorporated by reference to Exhibit 10.51.1 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2006 filed on February 26, 2007).*

Regulation S-K Exhibit Number	Description
.51	Amended and Restated Employment Agreement by and between IMS Health Incorporated and Robert E. Weissman, dated as of January 1, 2000 (incorporated by reference to Exhibit 10.22 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2000 filed on March 17, 2000).*
.51.1	Amended and Restated Amendment dated as of January 15, 2001 to the Amended and Restated Employment Agreement by and between IMS Health Incorporated and Robert E. Weissman, dated as of January 1, 2000 (incorporated by reference to Exhibit 10.42 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2000 filed on March 30, 2001).*
.52	Amended and Restated Employment Agreement by and between IMS Health Incorporated and Victoria R. Fash, dated as of January 1, 2000 (incorporated by reference to Exhibit 10.23 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2000 filed on March 17, 2000).*
.52.1	Amended and Restated Amendment dated as of January 15, 2001 to the Amended and Restated Employment Agreement by and between IMS Health Incorporated and Victoria R. Fash, dated as of January 1, 2000 (incorporated by reference to Exhibit 10.43 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2000 filed on March 30, 2001).*
.53	Amended and Restated Employment Agreement by and between IMS Health Incorporated and David M. Thomas effective as of January 1, 2005 (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on February 18, 2005).*
.53.1	Amendment dated December 19, 2006 to the Employment Agreement by and between IMS Health Incorporated and David M. Thomas effective as of January 1, 2005 (incorporated by reference to Exhibit 10.54.1 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2006 filed on February 26, 2007).*
.54	Employment Agreement by and between IMS Health Incorporated and Gilles Pajot effective as of November 14, 2000 (incorporated by reference to Exhibit 10.45 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2000 filed on March 30, 2001).*
.54.1	Employment Agreement by and between IMS Health Incorporated and Gilles Pajot as amended and restated at February 16, 2006 (incorporated by reference to Exhibit 10.47.1 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2005 filed on February 21, 2006).*
.54.2	Employment Agreement by and between IMS Health Incorporated and Gilles Pajot effective May 7, 2006 (incorporated by reference to Exhibit 10.55.2 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2006 filed on February 26, 2007).*
.54.3	Restricted Stock Unit Agreement by and between IMS Health Incorporated and Gilles Pajot dated as of January 3, 2006 but executed on February 16, 2006 (incorporated by reference to Exhibit 10.47.2 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2005 filed on February 21, 2006).*
.54.4	Employment Agreement by and between IMS Health Incorporated and Gilles Pajot, as amended and restated as of May 7, 2008 (incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed October 24, 2008).*

Regulation S-K Exhibit Number	Description
.55	Employment Agreement by and between IMS Health Incorporated and James C. Malone effective as of November 14, 2000 (incorporated by reference to Exhibit 10.46 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2000 filed on March 30, 2001).*
.56	Amended and Restated Employment Agreement by and between IMS Health Incorporated and Robert H. Steinfeld effective as of February 11, 2003 (incorporated by reference to Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 filed on August 5, 2003).*
.56.1	First Amendment, effective as of January 1, 2005, to the Employment Agreement between IMS Health Incorporated and Robert H. Steinfeld effective as of February 11, 2003 (incorporated by reference to Exhibit 10.57.1 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2006 filed on February 26, 2007).*
.56.2	First Amendment to the Change-in-Control Agreement for Robert H. Steinfeld, effective as of January 1, 2007 (incorporated by reference to Exhibit 10.57.2 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2006 filed on February 26, 2007).*
.56.3	Employment Agreement by and between IMS Health Incorporated and Robert H. Steinfeld as amended and restated as of January 1, 2005 (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on October 24, 2008).*
.56.4	Change-in-Control Agreement for Robert H. Steinfeld, effective as of November 1, 2008 (incorporated by reference to Exhibit 10.3 to Registrant's Current Report on Form 8-K filed October 24, 2008).*
.57	Amended and Restated Employment Agreement by and between IMS Health Incorporated and David R. Carlucci effective as of January 1, 2005 (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on February 18, 2005).*
.57.1	Employment Agreement by and between IMS Health Incorporated and David R. Carlucci as amended and restated at February 16, 2006 (incorporated by reference to Exhibit 10.50.1 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2005 filed on February 21, 2006).*
.57.2	First Amendment, effective as of January 1, 2005, to the Employment Agreement between IMS Health Incorporated and David R. Carlucci as amended and restated at February 16, 2006 (incorporated by reference to Exhibit 10.58.2 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2006 filed on February 26, 2007).*
.57.3	Employment Agreement by and between IMS Health Incorporated and David R. Carlucci as amended and restated as of January 1, 2005 (incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed on December 22, 2008).*
.58	Amended and Restated Employee Agreement by and between IMS Health Incorporated and Nancy E. Cooper effective as of February 11, 2003 (incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 filed on August 5, 2003).*

Regulation S-K Exhibit Number	Description
.59	Amended and Restated Credit Agreement among IMS Health Incorporated as a Borrower, IMS AG as a Borrower, IMS Japan K.K., as a Borrower, The Lenders Parties Hereto, Wachovia Bank, National Association, as Administrative Agent, Barclays Bank PLC and ABN Amro Bank N.V., as Co-Syndication Agents, and Suntrust Bank and Fortis Capital Corp, as Co-Documentation Agents dated March 9, 2005 (incorporated by reference to Exhibit 10.47 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2004 filed on March 15, 2005).
.60	First Amendment executed on July 18, 2005 and effective as of June 17, 2005 to the Amended and Restated Credit Agreement among IMS Health Incorporated as a Borrower, IMS AG as a Borrower, IMS Japan K.K. as a Borrower, The Lenders Parties Thereto, Wachovia Bank, National Association, as Administrative Agent, Barclays Bank PLC and ABN Amro Bank N.V., as Co-Syndication Agents, and Suntrust Bank and Fortis Capital Corp, as Co-Documentation Agents dated April 5, 2004 (incorporated by reference to Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 filed on November 2, 2005).
.61	Share Purchase Agreement, dated as of December 21, 2004, by and between IMS Health Incorporated and The TriZetto Group, Inc. (incorporated by reference to Exhibit F to IMS's Amendment No. 4 to Schedule 13D filed on December 22, 2004 with respect to the TriZetto Common Stock).
.62	Agreement and Plan of Merger, dated as of July 10, 2005, among IMS Health Incorporated, VNU N.V., Isaac Holding Corp. and Isaac Acquisition Corp. (incorporated by reference to Exhibit 2.1 to Registrant's Current Report on Form 8-K filed on July 11, 2005).
.63	Letter Agreement, dated November 16, 2005, among IMS Health Incorporated, VNU N.V. and Isaac Acquisition Corp. (incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed on November 17, 2005).
.64	Repurchase agreement between IMS Health Incorporated and Bank of America N.A., dated January 30, 2006 (incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed on February 3, 2006).
.65	$175,000,000 Credit Agreement between IMS Health Incorporated and Bank of America, N.A., dated as of February 1, 2006 (incorporated by reference to Exhibit 99.2 to Registrant's Current Report on Form 8-K filed on February 3, 2006).
.66	Closing Agreement on Final Determination Covering Specific Matters dated as of March 15, 2006 by and between IMS Health Incorporated and the Commissioner of the Internal Revenue Service (incorporated by reference to Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 filed on May 5, 2006).
.67	Closing Agreement on Final Determination Covering Specific Matters dated as of March 15, 2006 by and between IMS Health Licensing Associates L.L.C. and the Commissioner of the Internal Revenue Service (incorporated by reference to Exhibit 10.2 to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 filed on May 5, 2006).
.68	$50,000,000 Credit Agreement between IMS Health Incorporated and Fortis Capital Corp., dated as of June 27, 2006 (incorporated by reference to Exhibit 99.1 to Registrant's Current Report on Form 8-K filed on June 30, 2006).

Regulation S-K Exhibit Number	Description
.69	$1,000,000,000 Credit Agreement, dated as of July 27, 2006, by and among IMS Health Incorporated, as a borrower, IMS AG, as a borrower, IMS Japan K.K., as a borrower, the lenders party thereto, Wachovia Bank, National Association, as administrative agent, Barclays Bank PLC and ABN Amro Bank N.V., as co-syndication agents, Suntrust Bank and Bank of America, N.A., as co-documentation agents, and Wachovia Capital Markets, LLC, as lead arranger and sole book runner (incorporated by reference to Exhibit 99.1 to Registrant's Current Report on Form 8-K filed on August 1, 2006).
.70	IMS Health Incorporated Defined Contribution Executive Retirement Plan, effective as of January 1, 2007 (incorporated by reference to Exhibit 10.71 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2006 filed on February 26, 2007).*
.71	Accelerated Stock Buyback Agreement (incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-3, filed on February 28, 2007).
.72	Parent Guarantee Agreement (incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-3, filed on February 28, 2007).
.73	Purchase and Sale Agreement between Ullman Family Partnership, L.P. and IMS Health Incorporated, dated as of June 1, 2007 Agreement (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on July 27, 2007).
21	List of Active Subsidiaries as of December 31, 2008.†
23	Consent of Independent Registered Public Accounting Firm.†
31.1	CEO 302 Certification pursuant to Rule 13a-14(a)/15d-14(a).†
31.2	CFO 302 Certification pursuant to Rule 13a-14(a)/15d-14(a).†
32.1	Joint CEO/CFO Certification Required under Section 906 of the Sarbanes-Oxley Act of 2002.†

* Management contract or compensatory plan or arrangement

† Filed herewith

Exhibit 21

IMS Health Incorporated Active Subsidiaries as of December 31, 2008

Name	Jurisdiction of Incorporation	100% except as noted
BATTAERD MANSLEY PTY LTD.	South Africa	
COORDINATED MANAGEMENT SYSTEMS, INC.	Delaware	
DATA NICHE ASSOCIATES, INC.	Illinois	
ENTERPRISE ASSOCIATES, LLC	Delaware	
HEALTH VANGUARD, INC.	Delaware	
Health Benchmarks, Inc.	Delaware	
IMS CHINAMETRIK INCORPORATED	Delaware	
IMS Market Research Consulting (Shanghai) Co., Ltd.	China	
IMS CHINAMETRIK LIMITED	Hong Kong	
Global Crown Investment Limited	Hong Kong	
United Research China (Shanghai) Ltd.	China	
IMS Meridian Limited	Hong Kong	
IMS Meridian Research Limited	British Virgin Islands	
Meridian Research Vietnam Ltd.	Vietnam	
IMS CONTRACTING & COMPLIANCE, INC.	Delaware	
IMS GOVERNMENT SOLUTIONS, INC.	Delaware	
IMS HEALTH ASIA PTE. LTD.	Singapore	
IMS HEALTH, CANADA LIMITED	Canada	
IMS HEALTH CONSULTING, INC.	Canada	
IMS HEALTH DEUTSCHLAND GMBH	Germany	
IMS Health Beteiligungs-gesellschaft mbH	Germany	
IMS Health GmbH & Co. OHG	Germany	
IMS Hellas EPE.	Greece	
SCICON Wissenschaftliche Unternehmensberatung GmbH	Switzerland	
IMS HEALTH FINANCE, INC.	Delaware	
IMS Trading Management, Inc.	Delaware	
IMS Health Finance Ltd.	Bermuda	
IMS HEALTH GROUP LIMITED	United Kingdom	
IMS Health HQ Limited	United Kingdom	
IMS Holdings (U.K.) Limited	United Kingdom	
IMS Health Global Holdings UK Ltd.	United Kingdom	
Cambridge Pharma Consultancy, Ltd	Delaware	
Pharmadat Marktforschumgs Gesellschaft m.b.H.	Austria	
IMS Health S.A.	Spain	
IMS Health UK Investments Ltd.	United Kingdom	
IMS Health Limited	United Kingdom	
IMS World Publications Ltd.	United Kingdom	
Brynlake Limited	United Kingdom	
Fourth Hurdle Consulting Limited	United Kingdom	
Cambridge Pharma Consultancy, Ltd.	United Kingdom	

Name	Jurisdiction of Incorporation	100% except as noted
IMS Health Surveys Limited	United Kingdom	
IMS Health Networks Limited	United Kingdom	
IMS Hospital Group Limited	United Kingdom	
Source Informatics Limited	United Kingdom	
IMS (UK) Pension Plan Trustee Company Limited	United Kingdom	
IMS HEALTH INDIA HOLDING CORPORATION	Delaware	
RX India Corporation	Delaware	
IMS Health India Private Limited	India	
IMS HEALTH KOREA LTD.	Korea	
IMS HEALTH LICENSING ASSOCIATES, L.L.C.	Delaware	92.74
Spartan Leasing Corporation	Delaware	
IMS HEALTH PHILIPPINES, INC.	Philippines	
IMS HEALTH PUERTO RICO INC.	Puerto Rico	
IMS HEALTH TAIWAN LTD.	Taiwan	
IMS HEALTH TRADING CORPORATION	Delaware	
IMS Health Holdings (Pty.) Ltd.	South Africa	
IMS Health (Pty.) Ltd.	South Africa	
IMS HEALTH TRANSPORTATION SERVICES CORPORATION	Delaware	
IMS HEALTH (ISRAEL) LTD.	Israel	
IMS JAPAN K.K.	Japan	
Datasurf Co.	Japan	
IMS (GIBRALTAR) HOLDING LIMITED	Gibraltar	
IMS Cyprus LTD	Cyprus	
IMS Netherlands Holding B.V.	Netherlands	
IMS Health Limited	Ireland	
Medical Data Systems Limited	Ireland	70.00
IMS Health S.P.A.	Italy	
Aboutpharma S.r.l.	Italy	
IMS Health, LDA.	Portugal	
IMS Health AB	Sweden	
Medical Radar Holding AB	Sweden	
IMS Medical Radar AB	Sweden	
IMS Sweden AB	Sweden	
IMS AG	Switzerland	
IMS Health Argentina S.A.	Argentina	
Phama S.A.	Argentina	
IMS Health Marktforschung GmbH	Austria	
IMS Health S.P.R.L.	Belgium	
IMS Health Consulting bvba	Belgium	
Source Belgium sprl	Belgium	
IMS Health Bolivia S.R.L.	Bolivia	
IMS Health Do Brasil Ltda.	Brazil	
IMS Health Servicos De Informacao LTDA	Brazil	
IMS Bulgaria E.o.o.D.	Bulgaria	
Asesorias IMS Health Chile Limitada	Chile	
Capacitaciones IMS Health Chile Limitada	Chile	

Name	Jurisdiction of Incorporation	100% except as noted
Operaciones Centralizadas Latinoamericana Limitada	Chile	
Intercomunicaciones Y Servicio de Datos Interdata S.A.	Colombia	
IMS Adriatic d.o.o. za konzalting	Croatia	
IMS Health a.s.	Czech Republic	
IMS Republica Dominicana, S.A.	Dominican Republic	
IMS Ecuador S.A.	Ecuador	
IMS Health Egypt Limited	Egypt	
IMS Health Oy	Finland	
IMS Health S.A.S.	France	
PR International S.A.	France	
PR Editions S.A.	France	
IMS Software GmbH	Germany	
Asserta Centroamerica Medicion de Mercados, S.A.	Guatemala	
IMS Health Services Ltd.	Hungary	
ORG IMS Research Private	India	50.00
IMS Health Bangladesh Limited	Bangladesh	
IMS Health Lanka (Private) Limited	Sri Lanka	
PT IMS Health Indonesia	Indonesia	95.00
Pharm-Consult Limited Liability Partnership	Kazakhstan	
UAB IMS Health	Lithuania	
IMS Health Malaysia Sdn. Bhd.	Malaysia	
Interdata S.R.L. de C.V.	Mexico	
IPP Informacion Promocional y Publicitaria S.A. de C.V.	Mexico	
Informations Medicales & Statistiques S.A.R.L.	Morocco	
IMS Health B.V.	Netherlands	
IMS Health Finance B.V.	Netherlands	
IMS Health Norway A/S	Norway	
IMS Health Pakistan (Private) Limited	Pakistan	
IMS Health Paraguaya S.R.L.	Paraguay	
IMS Health Del Peru S.A.	Peru	
IMS Poland Limited Sp.z.o.o.	Poland	
IMS Health Consulting Sp.z.o.o.	Poland	
IMS Pharmaceutical Services Srl.	Romania	
IMS Health LLC	Russia	
RMBC Pharma Ltd.	Russia	
IMS Information Medical Statistics, spol.s.r.o.	Slovak Republic	
IMS Services, pharmaceutical marketing services Ltd.	Slovenia	
IMS Production Hubs, S.L.	Spain	
Mercados Y Analisis, S.A.	Spain	
CORE Holding GmbH	Switzerland	
CORE Center for Outcomes Research GmbH	Switzerland	
IMS Health GmbH	Switzerland	
M&H Informatics Holding AG	Switzerland	
ACCELETRA AG	Switzerland	
M&H Informatics AG	Switzerland	
M&H Informatics (BD)	Bangladesh	
Interstatistik AG	Switzerland	
Datec Industria e Comercio, Distribuidora Grafica e Mala Direta Ltda.	Brazil	
IMS Health Tunisia sarl	Tunisia	
IMS Health Tibbi Istatistik Ticaret ve Musavirlik Ltd Sirketi	Turkey	

Name	Jurisdiction of Incorporation	100% except as noted
IMS Health Uruguay S.A.	Uruguay	
PMV De Venezuela, C.A.	Venezuela	
IMS SERVICES, LLC	Delaware	
IMS Health (Australia) Partnership	Australia	
IMS Health Australia Holding Pty. Ltd.	Australia	
IMS Health Australia Pty. Ltd.	Australia	
M-Tag Pty. Limited	Australia	
Battaerd Mansley Pty. Ltd.	Australia	
Battaerd Mansley India Private Limited	India	
IMS Health (N.Z.) Limited	New Zealand	
IMS SOFTWARE SERVICES, LTD.	Delaware	
INTERCONTINENTAL MEDICAL STATISTICS INTERNATIONAL, LTD. (DE)	Delaware	
MARKET RESEARCH MANAGEMENT, INC.	Delaware	
MIHS HOLDINGS, INC.	Delaware	
MedInitiatives, Inc.	California	
Innovative Health Strategies, Inc.	Wisconsin	
PHARMETRICS, INC.	Massachusetts	
VALUEMEDICS LLC	Delaware	

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-53712, 333-69195, 333-67779, 333-58361, 333-107004 and 333-138320) and on Form S-3 (No. 333-140975) of IMS Health Incorporated of our report dated February 27, 2009 relating to the financial statements, financial statement schedule, and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

PricewaterhouseCoopers LLP
New York, New York
February 27, 2009

Exhibit 31.1

CEO Certification

I, David R. Carlucci, certify that:

1. I have reviewed this Annual Report on Form 10-K of IMS Health Incorporated (the "registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 27, 2009

By: /s/ DAVID R. CARLUCCI

David R. Carlucci
Chairman, Chief Executive
Officer and President

Exhibit 31.2

CFO Certification

I, Leslye G. Katz, certify that:

1. I have reviewed this Annual Report on Form 10-K of IMS Health Incorporated (the "registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 27, 2009

By: /s/ LESLYE G. KATZ

Leslye G. Katz
Senior Vice President and
Chief Financial Officer

Exhibit 32.1

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code)

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), each of the undersigned does hereby certify that:

The Form 10-K for the fiscal year ended December 31, 2008 (the "Form 10-K") of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 27, 2009

By: /s/ DAVID R. CARLUCCI

David R. Carlucci
Chairman, Chief Executive Officer and President

Date: February 27, 2009

By: /s/ LESLYE G. KATZ

Leslye G. Katz
Senior Vice President and Chief Financial Officer

The foregoing certification is being furnished solely pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code) and is not being filed as part of the Form 10-K or as a separate disclosure document.

A signed original of this written statement required by Section 906 has been provided to IMS Health Incorporated and will be retained by IMS Health Incorporated and furnished to the Securities and Exchange Commission or its staff upon request.

Board of Directors

DAVID R. CARLUCCI is chairman and chief executive officer of IMS. He was elected to the IMS board in 2005.

WILLIAM C. VAN FAASEN, the lead director of IMS, is retired chairman of the board of Blue Cross & Blue Shield of Massachusetts, a health insurance firm. He was elected to the IMS board in 1998. Mr. Van Faasen chairs the Nominating & Governance Committee and serves on the Audit Committee.

CONSTANTINE L. CLEMENTE is retired executive vice president, Corporate Affairs, secretary and corporate counsel of Pfizer Inc., a global pharmaceutical company. He was elected to the IMS board in 2001 and serves on the Nominating & Governance and Human Resources committees.

JAMES D. EDWARDS is former managing partner – Global Markets for Andersen, the public accounting firm. He was elected to the IMS board in 2002 and chairs the Audit Committee.

KATHRYN E. GIUSTI is chief executive officer and former president of the Multiple Myeloma Research Foundation, a non-profit organization aimed at funding research and advancing awareness of multiple myeloma. She joined the IMS board in 2002, and is a member of the Nominating & Governance Committee.

JOHN P. IMLAY, JR. is chairman, Imlay Investments, Inc., a private venture capital investment firm. He has been a director since 1998 and is a member of the Human Resources Committee.

H. EUGENE LOCKHART is an operating partner of Diamond Castle Holdings LLC, and a venture partner for Oak Investment Partners, both private equity investment firms. He has been an IMS director since 1998 and serves on the Nominating & Governance and Audit committees.

M. BERNARD PUCKETT is former chairman of the board of Openwave Systems, Inc. a software company, and is a private investor. He has served on the IMS board since 1998. Mr. Puckett chairs the Human Resources Committee.

BRET W. WISE is chairman and chief executive officer of Dentsply International, Inc., a global medical device company. He was elected to the IMS board in 2006 and serves on the Audit Committee.

Executive Officers and Senior Executives

EXECUTIVE OFFICERS

DAVID R. CARLUCCI
Chairman and Chief Executive Officer

GILLES V.J. PAJOT
Executive Vice President and Chief Operating Officer

LESLYE G. KATZ
Senior Vice President and Chief Financial Officer

ROBERT H. STEINFELD
Senior Vice President, General Counsel and Corporate Secretary

KEVIN C. KNIGHTLY
Senior Vice President, Business Line Management

KEVIN S. MCKAY
Senior Vice President, Customer Delivery and Development

KARLA L. PACKER
Senior Vice President, Human Resources

JOHN R. WALSH
Senior Vice President, Strategy and Business Development

ADEL AL-SALEH
President, Europe, Middle East and Africa

WILLIAM J. NELLIGAN
President, Americas

JEFFREY J. FORD
Vice President and Treasurer

SENIOR EXECUTIVES

MURRAY L. AITKEN
Senior Vice President, Healthcare Insight

RAYMOND H. HILL
General Manager, Consulting and Services

DEBORAH KOBEWKA
General Manager, Asia Pacific

JAMES R. MAHON
General Manager, Product and Portfolio Management

TATSUYUKI SAEKI
President, Japan

SATWINDER S. SIAN
General Manager, Commercial Effectiveness

ANA-MARIA ZAUGG
Chief Marketing Officer

Corporate Information

REGIONAL HEADQUARTERS

THE AMERICAS
Plymouth Meeting
Executive Campus
660 W. Germantown Pike
Plymouth Meeting, PA 19462-0905
USA
Tel: 610 834-5000

EUROPE/MIDDLE EAST/AFRICA
7 Harewood Avenue
London NW1 6JB
United Kingdom
Tel: 44 020 3075 5000

ASIA PACIFIC
10 Hoe Chiang Road
Keppel Towers # 23-01/02
Singapore 089315
Tel: 65 6227 3006

JAPAN
Toranomon Towers
4-1-28 Toranomon
Minato-ku, Tokyo 105-0001
Japan
Tel: 81 03 5425 9000

SHAREHOLDER INFORMATION

CORPORATE HEADQUARTERS
IMS Health
901 Main Avenue
Suite 612
Norwalk, CT 06851-1187
Tel: 203 845-5200
Fax: 203 845-5299

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PricewaterhouseCoopers LLP
300 Madison Avenue
New York, NY 10017

TRANSFER AGENT
Inquiries on stock-related matters, including dividend payments, stock transfers, address changes, lost certificates, name changes, etc., should be directed to IMS's transfer agent, American Stock Transfer & Trust Company.

AMERICAN STOCK TRANSFER & TRUST COMPANY
59 Maiden Lane
New York, NY 10038
Tel: 800 937-5449;
718 921-8156 (outside the U.S.)
www.amstock.com

INVESTOR RELATIONS
Shareholders, institutional investors, financial analysts and portfolio managers should direct questions to:

Darcie Peck
Vice President, Finance and Investor Relations
IMS Health
901 Main Avenue
Suite 612
Norwalk, CT 06851-1187
Tel: 203 845-5237
Fax: 203 845-5303
Email: askir@imshealth.com

ANNUAL MEETING
The annual meeting of the company's shareholders will be held at 11:30 a.m. on May 1, 2009 at the Hyatt Regency, 1800 East Putnam Avenue, Greenwich, CT.

COMMON STOCK INFORMATION
The company's common stock is listed on the New York Stock Exchange under the symbol RX.

AVAILABLE INFORMATION
IMS makes available free of charge, upon request to the Investor Relations department at the mail address or the e-mail address listed above, or through its Website, its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed with the SEC. These documents also are available in the "Investors" section of our Website at http://www.imshealth.com.

MANAGEMENT CERTIFICATIONS
The Company filed as Exhibits 31.1 and 31.2, respectively, to its Annual Report on Form 10-K the certifications of its Chief Executive Officer and Chief Financial Officer as required under Section 302 of the Sarbanes-Oxley Act of 2002 and Rule 13a-14(a)/15d-14(a). On May 5, 2008, the Company submitted to the New York Stock Exchange the Annual CEO Certification, without qualification, as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.

Protecting Privacy:
An IMS Commitment to Health Information Stewardship

IMS, a global leader in information solutions, also is a leader in protecting individual privacy as it relates to the data we analyze and distribute for our clients.

We firmly believe that patient health information used wisely and responsibly advances worldwide medicine and results in real value for healthcare communities. We believe just as firmly that personal health information is among the most sensitive information relating to individuals. That's why we enforce strict controls to ensure that patient privacy is preserved and respected. Our syndicated products and services are based on records from which a patient cannot be identified. IMS also conducts primary research with patients with their consent, and is committed to using that information responsibly and in compliance with local laws.

To ensure we create value for the entire healthcare community while respecting individual privacy, IMS employs a system of internal governance designed to develop and implement comprehensive privacy practices and principles that reflect the national and local regulations in those countries where we operate. Our objective is to ensure IMS's continued leadership in health information stewardship in a manner that balances the promotion of improved healthcare and individual privacy.

For more details on IMS's worldwide commitment to health information stewardship, please visit our Website at www.imshealth.com and go to the Privacy Commitment area under "About Us."

This document includes statements that may constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Although IMS Health believes the expectations contained in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove correct. This information may involve risks and uncertainties that could cause actual results of IMS Health to differ materially from the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to (i) regulatory, legislative and enforcement initiatives, particularly in the areas of data access and utilization and tax, (ii) the risks associated with operating on a global basis, including fluctuations in the value of foreign currencies relative to the U.S. dollar, and the ability to successfully hedge such risks, (iii) to the extent unforeseen cash needs arise, the ability to obtain financing on favorable terms, (iv) to the extent IMS Health seeks growth through acquisitions and joint ventures, the ability to identify, consummate and integrate acquisitions and joint ventures on satisfactory terms, (v) the ability to develop new or advanced technologies and systems for its businesses on time and on a cost-effective basis, and (vi) deterioration in economic conditions, particularly in the pharmaceutical, healthcare or other industries in which IMS Health's customers operate. Additional information on factors that may affect the business and financial results of the company can be found in the filings of the company made from time to time with the Securities and Exchange Commission.

IMS Health undertakes no obligation to correct or update any forward-looking statements, whether as a result of new information, future events or otherwise.

DESIGN: DAKOTA GROUP, INC., WILTON, CT


ims | INTELLIGENCE. APPLIED.

IMS HEALTH®

901 Main Avenue, Suite 612
Norwalk, CT 06851-1187
Tel: 203 845-5200

www.imshealth.com